Form 10-K, Exhibit 13
period 1999-12-31
CENTRAL & SOUTH WEST CORP; CENTRAL POWER & LIGHT CO /TX/; PUBLIC SERVICE CO OF OKLAHOMA; SOUTHWESTERN ELECTRIC POWER CO; WEST TEXAS UTILITIES CO
filed 2000-03-22
CIK 18540, 18734, 81027, 92487, 105860

CSW

================================================================================



                       Central and South West Corporation

                           ---------------------------


                            1999 CSW FINANCIAL REPORT

TABLE OF CONTENTS


Management's Discussion and Analysis of Financial Condition and Results
 of Operations.................................................................1


Consolidated Statements of Income.............................................35


Consolidated Statements of Stockholders' Equity...............................36


Consolidated Balance Sheets...................................................37


Consolidated Statements of Cash Flows.........................................39


Notes to Consolidated Financial Statements....................................40


Reports of Independent Public Accountants.....................................88


Report of Management..........................................................91


Glossary of Terms.............................................................92

FORWARD-LOOKING INFORMATION

This report made by CSW contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Although CSW believes that its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

- increased competition and electric utility industry restructuring in the United States,
- the impact of the proposed AEP Merger, including any regulatory conditions imposed on the merger or the inability to consummate the AEP Merger, or other merger and acquisition activity,
- federal and state regulatory developments and changes in law which may have a substantial adverse impact on the value of CSW System assets,
- the impact of general economic changes in the United States and in countries in which CSW either currently has made or in the future may make investments,
- timing and adequacy of rate relief,
- adverse changes in electric load and customer growth,
- climatic changes or unexpected changes in weather patterns,
- changing fuel prices,  generating plant and distribution facility performance,
- decommissioning costs associated with nuclear generating  facilities,
- costs associated with any year 2000 computer-related failure(s) either within the CSW System or supplier failures that adversely affect the CSW System,
- uncertainties in foreign operations and foreign laws affecting CSW's investments in those countries,
- the effects of retail competition in the natural gas and electricity distribution and supply businesses in the United Kingdom, and
- the timing and success of efforts to develop domestic and international power projects.

In the non-utility area, the previously mentioned factors apply and also include, but are not limited to:

- the ability to compete effectively in new areas, including telecommunications and other energy-related services, and
- evolving federal and state regulatory legislation and policies that may adversely affect those industries generally or the CSW System's business in areas in which it operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Reference is made to CSW's Consolidated Financial Statements and related Notes to Consolidated Financial Statements. The information contained therein should be read in conjunction with, and is essential in understanding, the following discussion and analysis. The RESULTS OF OPERATIONS of CSW precede its financial statements.


OVERVIEW

      The electric utility industry is changing rapidly as it is becoming more competitive. In anticipation of increasing competition and fundamental changes in the industry, CSW's management is implementing a strategic plan designed to help position CSW to be competitive in this rapidly changing environment and in developing a global energy business.

      CSW has undertaken key initiatives in the implementation of this overall strategy. The centerpiece of these initiatives is the proposed merger between AEP and CSW that was announced in December 1997 pursuant to which CSW would become a wholly owned subsidiary of AEP. The proposed merger would join two companies which are low cost providers of electricity and is expected to achieve greater economies of scale than either company could achieve on its own. In addition, CSW International continues to make investments in South America. These initiatives are discussed in more detail below and elsewhere in this report. See RECENT DEVELOPMENTS AND TRENDS - PROPOSED AEP MERGER and OTHER INITIATIVES - DIVERSIFIED ELECTRIC.

      Most states have considered the adoption of various legislative and regulatory initiatives to restructure the electric utility industry and enact retail competition, and several states, like Texas and Arkansas, have already passed legislation that requires the implementation of retail access for customers. In response to these changes, the CSW System is developing strategies to appropriately deal with the changing environment. For example, the Texas Electric Operating Companies have recently filed an unbundling plan in response to legislation recently enacted in Texas. See RECENT DEVELOPMENTS AND TRENDS - Industry Restructuring Initiatives in Arkansas, Oklahoma, Louisiana and Texas, Texas Business Separation Plan and Securitization of Generation-related Regulatory Assets and Stranded Costs.

      CSW believes that compared to other electric utilities, the CSW System is well positioned to capitalize on the opportunities resulting from an increasingly deregulated and competitive market for the generation, transmission and distribution of electricity. The CSW System should benefit from economies of scale by virtue of its size and is a reliable and relatively low-cost provider of electric power in its service area. Specifically, CSW will seek competitive advantages through its diverse and stable customer base, competitive prices for electricity, diversified fuel mix, extensive transmission interconnections, diversity of regulation and financial flexibility. See RECENT DEVELOPMENTS AND TRENDS for additional information. (The foregoing discussion contains forward-looking statements within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION).

LIQUIDITY AND CAPITAL RESOURCES

      Overview of Operating, Investing and Financing Activities
      Net cash inflows from operating activities decreased $139 million to $803 million for the twelve month period ended December 31, 1999 compared to the same period last year due primarily to increased payments on accounts payable, less favorable fuel recovery positions and higher levels of fuel inventories related to year 2000 contingency plans. Partially offsetting the decrease in cash flows from operating activities was a lower change in accounts receivable balance in 1999 compared to 1998. Further offsetting the decrease in cash flows from operating activities was the absence in 1999 of a refund paid to CPL customers in 1998.

      Net cash outflows from investing activities increased $123 million to $758 million during the twelve months ended December 31, 1999 compared to the same period a year ago. The increase in net cash outflows from investing activities was due primarily to higher levels of construction spending in 1999 at the U.S. Electric Operating Companies and SEEBOARD. Also contributing to the increase in cash outflows from investing activities were two transactions that occurred in 1998: (1) the sale of a portion of C3 Communication's interest in ChoiceCom and,
(2) the payment by CSW International's Altamira partner, Alpek, of a 50% obligation related to the power plant project. The increase in net cash outflows from investing activities was partially offset by cash inflows related to the sale of a 50% interest in CSW Energy's Sweeny plant. Also partially offsetting the increase in cash outflows from investing activities was the absence in 1999 of CSW International loans to Vale.

      Net cash inflows from financing activities for the twelve months ended December 31, 1999 were $71 million, a $296 million increase compared to a cash outflow of $225 million for the same period in 1998. The increase in net cash flows from financing activities was due primarily to higher proceeds from the issuance of long-term debt and a higher level of change in short-term debt. Also contributing to the increase in cash inflows from financing activities was the absence in 1999 of the repayment of a $60 million variable rate bank loan at CSW Services and the redemption of $28 million of preferred stock at SWEPCO. Partially offsetting the increase in net cash inflows was a higher level of long-term debt maturities and reacquisitions in 1999 compared to 1998 as well as the redemption of $160 million of preferred stock at CPL.

      The non-cash impacts of exchange rate differences on the translation of foreign currency denominated assets and liabilities were recorded on a separate line on the cash flow statement.

      Internally Generated Funds
      Internally generated funds, which consist of cash flows from operating activities less common and preferred stock dividends, should meet most of the capital requirements of the CSW System. However, CSW's strategic initiatives, including expanding CSW's core electric utility and non-utility businesses through acquisitions or otherwise, may require additional capital from external sources. For a description of certain restrictions on CSW's ability to raise capital from external sources, see MD&A, PROPOSED AEP MERGER and NOTE 15. PROPOSED AEP MERGER. Productive investment of net funds from operations in excess of capital expenditures and dividend payments is necessary to enhance the long-term value of CSW for its investors. CSW is continually evaluating the best use of internally generated funds, which totaled $426 million, $564 million and $343 million for 1999, 1998 and 1997, respectively.

      On December 2, 1999, OFGEM published its final price proposals from its United Kingdom electricity distribution review. OFGEM has proposed revenue reductions in SEEBOARD's distribution business of 21%. In addition, OFGEM has proposed the reallocation of a further 12% of costs out of SEEBOARD's distribution business into its supply business. These proposals were accepted on December 20, 1999, and will take effect on April 1, 2000, and remain in effect for five years. OFGEM's proposals will reduce net income for SEEBOARD in the year 2000 by approximately $40 million, dependent upon the level of further cost reductions that can be achieved, and by approximately $60 million in 2001. CSW's net income from SEEBOARD U.S.A., its United Kingdom business segment, was $113 million for the twelve months ended December 31, 1999.

      OFGEM's price proposals for SEEBOARD will have a material adverse effect on the future results of operations of CSW, but are not be expected to adversely affect the financial condition of CSW.

      Capital Expenditures
      The CSW System's need for capital results primarily from its construction of facilities to provide reliable electric service to its customers. The historical capital requirements of the CSW System have been primarily for the construction of electric utility plant. However, current projected capital expenditures are expected to be primarily for existing production, transmission and distribution systems and for various non-utility investments. The U.S. Electric Operating Companies maintain a continuing construction program, the nature and extent of which is based upon current and estimated future demands upon the system. Planned construction expenditures for the U.S. Electric Operating Companies for the next three years are primarily to improve and expand production, transmission and distribution facilities. These improvements will be required to meet the anticipated needs of new customers and the growth in the requirements of existing customers. These improvements will be funded primarily through internally generated funds. However, some long-term financing will likely be required.

      CSW regularly evaluates its capital spending policies and generally seeks to fund only those projects and investments that management believes will offer satisfactory returns in the current environment. Consistent with this strategy, the CSW System is likely to continue to make additional investments in energy-related and non-utility businesses and will continue to search for other electric utility properties to acquire. Primary sources of capital for these expenditures are long-term debt, trust preferred securities and preferred stock issued by the U.S. Electric Operating Companies, long-term and short-term debt issued by CSW, as well as internally generated funds. Historically, the issuance of common stock by CSW has also been a source of capital. CSW Energy and CSW International typically use various forms of non-recourse project financing to provide a portion of the capital required for their respective projects as well as utilizing long-term debt for other investments. Although CSW and each of the U.S. Electric Operating Companies expect to fund the majority of their respective capital expenditures for their existing utility systems through internally generated funds, for any significant investment or acquisition, additional funds from the capital markets may be required. For a description of certain restrictions on CSW's ability to make investments and raise capital from external sources, including through the issuance of common stock, see MD&A PROPOSED AEP MERGER and NOTE 15. PROPOSED AEP MERGER.

      The historical and estimated capital expenditures for the CSW System, including the U.S. Electric Operating Companies, SEEBOARD and other operations are shown in the CAPITAL EXPENDITURES table. The amounts include construction expenditures for the U.S. Electric Operating Companies and, for SEEBOARD and CSW's other operations, construction expenditures and net equity investments. The majority of the capital expenditures for the U.S. Electric Operating Companies for 1997 through 1999 were spent on transmission and distribution facilities. It is anticipated that the majority of the estimated capital expenditures for 2000 through 2002 will be for production, transmission and distribution facilities. For a description of certain restrictions on CSW's ability to make capital expenditures, including through the issuance of common stock, see PROPOSED AEP MERGER. (The table and statements below contain forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION).

                              CAPITAL EXPENDITURES
                                                    Estimated Expenditures
                1997      1998      1999           2000       2001      2002
              ------------------------------    --------------------------------
                                 (millions including AFUDC)

CSW             $901      $669      $774        $1,071       $817       $643

      Estimated capital expenditures for 2000 - 2002 do not include expenditures for acquisition-type investments.

      Although CSW does not believe that the U.S. Electric Operating Companies will require substantial additions of generating capacity over the next several years, the U. S. Electric's internal resource plan presently anticipates that any additional capacity needs will come from a variety of sources including power purchases.

      Inflation
      Annual inflation rates, as measured by the U. S. Consumer Price Index, have averaged approximately 2.0% during the three years ended December 31, 1999. CSW believes that inflation, at this level, does not materially affect CSW's results of operations or financial position. However, under existing regulatory practice, only the historical cost of plant is recoverable from customers. As a result, cash flows designed to provide recovery of historical plant costs may not be adequate to replace plant in future years.

      Financial Structure, Shelf Registrations and Credit Ratings As of December 31, 1999, the capitalization ratios of CSW were 47% common stock equity, 4% Trust Preferred Securities and 49% long-term debt. CSW is committed to maintaining financial flexibility through a strong capital structure and favorable securities ratings in order to access capital markets opportunistically or when required. CSW continually monitors the capital markets for opportunities to lower its cost of capital through refinancing activities. The estimated embedded cost of long-term debt for CSW at December 31, 1999 is 7.0%.

      CSW can issue common stock, either through the purchase and reissuance of shares from the open market or by issuing original shares, to fund its LTIP, stock option plan, PowerShare plan and Retirement Savings Plan. CSW began funding these plans through open market purchases on April 1, 1997. CPL has shelf registration statements on file for the issuance of up to $60 million of FMBs and up to $75 million of preferred stock. PSO has a shelf registration statement on file for the issuance of up to $35 million of senior notes. SWEPCO has a shelf registration statement on file for the issuance of up to $250 million of senior notes, of which $150 million was issued in the first quarter of 2000. For a description of certain restrictions on CSW's ability to raise capital from external sources, see PROPOSED AEP MERGER.

      The current securities ratings for each of the Registrants is presented in the following table, including the securities rating on the Trust Preferred Securities issued by CPL Capital I, PSO Capital I and SWEPCO Capital I.

                                       Moody's  Duff & Phelps  Standard & Poor's
                                       ---------------------------------------
CPL
           First mortgage bonds            A3         A             A
           Senior unsecured               Baa1        A-            A-
           Preferred stock                Baa1       BBB+          BBB+
           Trust preferred (CPL
             Capital I)                   Baa1       BBB+          BBB+
           Junior subordinated
             deferrable Interest
             debentures                   Baa2        --            --

PSO
           First mortgage bonds            A1         AA-           AA-
           Senior unsecured                A2         A+             A
           Preferred stock                 a3         A+            A-
           Trust preferred (PSO
             Capital I)                    a2         A+            A-
           Junior subordinated
             deferrable Interest
             debentures                    A3         --            --

SWEPCO
           First mortgage bonds           Aa3         AA            AA-
           Senior unsecured                A1         AA-            A
           Preferred stock                 a1         AA-           A-
           Trust preferred (SWEPCO
             Capital I)                   aa3         AA-           A-
           Junior subordinated
             deferrable Interest
             debentures                    A2         --            --
WTU
           First mortgage bonds            A2         A+             A
           Senior unsecured                A3         --            A-
           Preferred stock                 a3          A           BBB+
CSW
           Commercial paper               P-2         D-2           A-2

These securities ratings may be revised or withdrawn at any time, and each rating should be evaluated independently of any other rating.

      Long-Term Financing
      On May 1, 1999, $100 million of CPL's 7.50% Series JJ FMBs matured, and on December 1, 1999, $25 million of CPL's 7.125% Series DD FMBs matured. In June 1999, CPL reacquired $25 million of its 7.50% Series II FMBs, due April 1, 2023, and in November and December 1999, CPL called $75 million of its money market preferred stock and $85 million of its Series A and Series B preferred stock, each at par.

      In November 1999, CPL issued $200 million of unsecured floating rate notes maturing November 23, 2001 and callable at par November 23, 2000. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.60%.

      The reacquisition, redemptions and maturities were funded with short-term debt and with proceeds from the issuance of the floating rate notes.

      In November and December 1999, Matagorda County Navigation District No. 1 (Texas) sold for the benefit of CPL $111.7 million of 4.90% Series 1999A and $50 million of 4.95% Series 1999B unsecured tax exempt PCRBs. The bonds mature in 2030 but will be subject to remarketing and an interest rate reset in two years. The proceeds were used to refund $111.7 million aggregate principal amount of outstanding 7.50% Series T due December 15, 2014 and will be used to refund $50 million aggregate principal amount of outstanding 7.50% Series AA due March 21, 2020.

      On January 1, 1999, $25 million of PSO's 7.25% Series K, FMBs matured. In July 1999, the Oklahoma Development Finance Authority sold for the benefit of PSO $33.7 million of 4.875% unsecured tax exempt PCRBs. The bonds mature in fifteen years but will be subject to remarketing and an interest rate reset in five years. In August 1999, the proceeds were used to refund $33.7 million aggregate principal amount of outstanding Oklahoma Environmental Finance Authority 5.9% Series A bonds due December 1, 2007.

      On September 1, 1999, $40 million of SWEPCO's 6.125% Series W FMBs matured.

      On February 16, 2000, CPL sold $150 million of unsecured floating rate notes. The bonds will have a two-year final maturity of February 22, 2002, but may be redeemed at par after one year. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.45%. The initial rate, which was set February 18, 2000, was 6.56%. Net proceeds of $149.6 million will be used to refund $100 million of FMBs maturing April 1, 2000 and repay a portion of short-term debt. CPL is replacing FMBs with unsecured debt, which provides more financial flexibility as CPL unbundles its electric operations.

      In the first quarter of 2000, SWEPCO sold $150 million of unsecured floating rate notes. The notes will have a two-year final maturity at March 1, 2002, but may be redeemed at par after one year. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.23%. The initial rate, which was set March 1, 2000, was 6.34%. Net proceeds of $149.6 million will be used to refund $45 million of FMBs maturing April 1, 2000 and repayment of a portion of outstanding short-term indebtedness.

      Short-Term Financing and Accounts Receivable Factoring
      The CSW System uses short-term debt, primarily commercial paper, to meet fluctuations in working capital requirements and other interim capital needs. CSW has established a system money pool to coordinate short-term borrowings for certain of its subsidiaries, primarily the U.S. Electric Operating Companies. In addition, CSW also incurs borrowings for other subsidiaries that are not included in the money pool. As of December 31, 1999, CSW had revolving credit facilities totaling $1.4 billion to back up its commercial paper program. At December 31, 1999, CSW had $1.3 billion outstanding in short-term borrowings. The maximum amount of short-term borrowings outstanding during the year, which had a weighted average interest yield for the year of 5.5%, was $1.4 billion during December 1999.

      CSW Credit purchases, without recourse, the accounts receivable of the U.S. Electric Operating Companies and certain non-affiliated electric utility companies. The sale of accounts receivable provides the U.S. Electric Operating Companies with cash immediately, thereby reducing working capital needs and revenue requirements. In addition, CSW Credit's capital structure contains greater leverage than that of the U.S. Electric Operating Companies, so CSW's cost of capital is lowered. CSW Credit issues commercial paper to meet its financing needs. At December 31, 1999, CSW Credit had a $1.2 billion revolving credit agreement, secured by the assignment of its receivables, to back up its commercial paper program, which had $754 million outstanding. The $1.2 billion facility will expire on June 23, 2000. The maximum amount of such commercial paper outstanding during the year, which had a weighted average interest yield for the year of 5.3%, was $1.0 billion during August 1999.

      CSW Energy and CSW International
      CSW Energy has authority from the SEC to expend up to $250 million for general development activities related to qualifying facilities and independent power facilities. CSW Energy may seek specific authority to spend additional amounts on certain projects subject to limitations contained in the AEP merger agreement. See NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES, for a discussion of CSW's investments and commitments in CSW Energy projects at December 31, 1999.

      In January 1997, CSW received authority from the SEC under the Holding Company Act to spend an amount up to 100% of consolidated retained earnings on EWG or FUCO investments, subject to certain restrictions. As of December 31, 1999, CSW had invested an amount equal to 54% of consolidated retained earnings, as defined by Rule 53 of the Holding Company Act, on EWG and FUCO investments. For a description of certain restrictions on the ability of CSW and its subsidiaries to make capital expenditures in respect of QFs and independent power facilities and to make EWG and FUCO investments, see PROPOSED AEP MERGER.


RECENT DEVELOPMENTS AND TRENDS

PROPOSED AEP MERGER

      On December 22, 1997, CSW and AEP announced that their boards of directors had approved a definitive merger agreement for a tax-free, stock-for-stock transaction. The combined company would serve more than 4.7 million customers in 11 states and approximately 4 million customers outside the United States. On May 27, 1998, AEP shareholders approved the issuance of the additional shares of stock required to complete the merger. On May 28, 1998, CSW stockholders approved the merger. On December 16, 1999, the merger agreement was amended to extend the term of the agreement to June 30, 2000. After June 30, 2000, either party may terminate the merger agreement if the merger has not been consummated.

      AEP is subject to the information requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith, files reports and other information with the SEC. For additional information related to AEP, see AEP's Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K and the documents referenced therein.

      Under the AEP merger agreement, each common share of CSW will be converted into 0.6 share of AEP common stock. CSW stockholders will own approximately 40% of the combined company. CSW plans to continue to pay dividends on its common stock until the closing of the AEP Merger at approximately the same times and rates per share as in 1999, subject to the continuing evaluation of CSW's earnings, financial condition and other factors by the CSW board of directors.

      Under the AEP merger agreement, there will be no changes required with respect to the public debt issues, the outstanding preferred stock or the Trust Preferred Securities of CSW's subsidiaries.

      AEP and CSW anticipate net savings related to the merger of approximately $2 billion over a 10-year period from the elimination of duplication in corporate and administrative programs, greater efficiencies in operations and business processes, increased purchasing efficiencies and the combination of the two work forces. As a result of the approved settlement and agreement with the state commissions in CSW and AEP's respective service territories, AEP and CSW have agreed to guarantee that approximately 55% of those savings will be passed through to their customers. AEP and CSW continue to seek opportunities for additional savings and expect to realize significant additional savings based upon the work of the merger transitions teams over the last two years. The preceding discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      The electric systems of AEP and CSW will operate on an integrated and coordinated basis as required by the Holding Company Act. AEP and CSW project fuel savings of approximately $98 million over a 10-year period resulting from the coordinated operation of the combined company, which will be passed through to customers.

      The AEP merger agreement contains covenants and agreements that restrict the manner in which the parties may operate their respective businesses until the time of closing of the merger. In particular, without the prior written consent of AEP, CSW may not engage in a number of activities that could affect its sources and uses of funds. Pending closing of the merger, CSW's and its subsidiaries' strategic investment activity, capital expenditures and non-fuel operating and maintenance expenditures are limited to specific agreed upon projects and in agreed upon amounts. In addition, prior to consummation of the merger, CSW and its subsidiaries are restricted from:

-  Issuing shares of common stock other than pursuant to employee benefit plans;

- Issuing shares of preferred stock or similar securities other than to refinance existing obligations or to fund permitted investment or capital expenditures; and

- Incurring indebtedness other than pursuant to existing credit facilities, in the ordinary course of business, or to fund permitted projects or capital expenditures. These limitations do not preclude CSW and its subsidiaries from making investments and expenditures in amounts previously budgeted.

      Cook Nuclear Plant
      On June 25, 1999, AEP announced a comprehensive plan to restart the idle Cook nuclear power plant. Unit 2 is scheduled to return to service in April 2000, and Unit 1 is scheduled to return to service in September 2000. AEP stated that its announcement follows a comprehensive systems readiness review of all operating systems at Cook nuclear power plant and a cost/benefit analysis of whether to restart the plant or shut it down completely. Plant officials originally shut down both units of the facility, located in Bridgman, Michigan, in September 1997 because of questions raised during a design inspection by the NRC. AEP estimated that its costs to restart the idle plant should be approximately $574 million, of which $373 million has been spent through December 31, 1999.

      On February 24, 2000, AEP announced a three-week delay in the planned April 1, 2000 restart. The delay is due to issues encountered during testing of equipment necessary for core reload and power operations of its Cook Unit 2. The testing process continues and may still encounter additional items that could extend the delay.

      Merger Regulatory Approvals
      The merger is conditioned, among other things, upon the approval of several state and federal regulatory agencies. Some of the merger conditions cannot be waived.

      State Regulatory Commissions
      The U.S.  Electric  Operating  Companies  have  received  approval for the
merger  from  their  respective   state  regulatory   commissions  in  Arkansas,
Louisiana, Oklahoma and Texas.

      FERC
      On April 30, 1998, AEP and CSW jointly filed a request with the FERC for approval of their proposed merger. On May 25, 1999, AEP and CSW announced they had reached a settlement with the FERC trial staff resolving competition and rate issues that related to the proposed merger. On July 13, 1999, AEP and CSW reached an additional settlement with the FERC trial staff resolving energy exchange pricing issues. The settlements were submitted to the FERC for approval. Hearings at the FERC concluded on July 19, 1999. On November 23, 1999, the ALJ who presided over the FERC merger hearing issued a recommendation to the FERC that the merger be approved and found that the proposed merger is in the public interest.

      On March 15, 2000, the FERC conditionally approved the merger. Conditions placed on the merger include:

- Transfer operational control of AEP's east and west transmission systems to a fully-functioning, FERC-approved regional transmission organization by December 15, 2001, which is the same implementation date included in the FERC's general order for regional transmission organizations that applies to all transmission-owning utilities.

- Two interim transmission-related mitigation measures consisting of market monitoring and independent calculation and posting of available transmission capacity to monitor the operation of AEP's east transmission system.

- Divestiture of 550 MW of generating capacity comprised of 300 MW of capacity in SPP and 250 MW of capacity in ERCOT. The FERC will require AEP and CSW to divest their entire ownership interest in the generating facilities that are to be divested. Alternatively, AEP and CSW may choose to divest the same or greater amount of capacity from different generating plants in their entirety. However, such generating plants must be of similar cost, operation and location characteristics of generating plants AEP and CSW originally proposed.

- AEP and CSW must complete divestiture of the ERCOT capacity by March 15, 2001 and divestiture of the SPP capacity by July 1, 2002.

      The FERC found that certain energy sales in SPP and ERCOT would be reasonable and effective interim mitigation measures until completion of the required SPP and ERCOT divestitures. The FERC will require the proposed interim energy sales to be in effect when the merger is consummated.

      AEP and CSW must notify the FERC by March 30, 2000 whether they accept the condition that they transfer operational control of their transmission facilities to a fully-functioning, FERC-approved regional transmission organization by December 15, 2001 and the condition requiring the interim mitigation measures. If AEP and CSW accept the conditions, then AEP and CSW must make a compliance filing at least 60 days prior to consummation of the merger describing their plan to implement the interim mitigation measures. AEP and CSW intend to make this compliance filing on a date that would permit completion of the merger in the second quarter of 2000. AEP and CSW believe they can address the conditions.

      NRC
      On June 19, 1998, CPL filed a license transfer application with the NRC requesting the NRC's consent to the indirect transfer of control of CPL's interests in the NRC licenses issued for STP from CSW to AEP. CPL would continue to own its 25.2% interest in STP, and CPL's name would remain on the NRC operating license. On November 5, 1998, the NRC approved the license transfer application with a condition that the merger must be completed by December 31, 1999. The NRC has extended the condition relating to completion of the merger to June 30, 2000.

      Other Federal
      On October 13, 1998, AEP and CSW jointly filed an application with the SEC for approval of the proposed merger. The SEC merger filing requests approval of the merger and related transactions and outlines the expected combined company benefits of the merger to AEP and CSW customers and shareholders. Since then,

AEP and CSW have filed several amendments to the application. Several parties have filed petitions opposing the proposed merger at the SEC which have not been withdrawn.

      On July 29, 1999, applications were made with the FCC to authorize the transfer of control of licenses of several CSW entities to AEP. In February 2000, the FCC authorized the transfer which will be effective upon the completion of the proposed merger.

      On July 26,  1999,  AEP and CSW  submitted  filings to the  Department  of
Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On February 2, 2000, AEP and CSW announced that their proposed merger received antitrust clearance from the Department of Justice.

      United Kingdom
      CSW has a 100% interest in SEEBOARD, and AEP has a 50% interest in Yorkshire. The proposed merger of CSW into AEP would result in common ownership of these United Kingdom entities. On January 25, 2000, the United Kingdom's Department of Trade and Industry approved the common ownership of the United Kingdom entities that would result from the proposed merger, subject to certain conditions concerning the separate operation of their respective distribution and supply businesses.

      Other
      On April 20, 1999, AEP reached a settlement with the Indiana Utility Regulatory Commission staff addressing matters pertinent to Indiana regarding the proposed merger. The Indiana Utility Regulatory Commission approved the settlement on April 26, 1999. The settlement agreement resulted from an investigation of the proposed merger between AEP and CSW initiated by the Indiana Utility Regulatory Commission.

      On April 21, 1999, AEP and CSW announced that they had reached separate settlements with six wholesale customers that address issues related to the proposed merger.

      On April 28, 1999, AEP and CSW announced that they ratified a settlement agreement with local unions of the IBEW representing employees of AEP and CSW. The settlement agreement covered issues related to the pending merger between AEP and CSW. As part of the settlement, the IBEW local unions have withdrawn their opposition to the merger.

      On May 26, 1999, AEP and CSW announced that they had reached a settlement agreement with the Kentucky Attorney General and several AEP customers in Kentucky addressing matters pertinent to Kentucky regarding the pending merger between AEP and CSW. The Kentucky Public Service Commission has approved the settlement.

      On August 6, 1999, AEP announced that it had ratified a settlement agreement with local unions of the UWUA representing employees of AEP. The settlement agreement covered issues raised in the pending merger between AEP and CSW. As part of the settlement, the UWUA local unions will not oppose the merger.

      On October 21, 1999, the Public Utility Commission of Ohio issued a decision stating that it will notify the FERC that it is no longer opposed to AEP's proposed merger with CSW and that it will no longer seek conditions to the merger.

      AEP and CSW also have reached settlements with the Missouri Public Service Commission, the Michigan Public Service Commission and various wholesale customers and intervenors in the FERC merger proceeding.

      Completion of the Merger
      AEP and CSW have targeted consummation of the AEP Merger in the second quarter of 2000. The merger is conditioned, among other things, upon the approval of several state and federal regulatory agencies. All of such approvals, except from the SEC, have been obtained. The transaction must satisfy many conditions, including the condition that it must be accounted for as a pooling of interests. The parties may not waive some of these conditions. AEP and CSW continue the process of seeking regulatory approvals, but there can be no assurance as to when, on what terms or whether the required approvals will be received. After June 30, 2000, either CSW or AEP may terminate the merger agreement if all of the conditions to its obligation to close have not been satisfied. There can be no assurance that the AEP Merger will be consummated.

      Merger Costs
      As of December 31, 1999, CSW had deferred $43 million in costs related to the AEP Merger on its consolidated balance sheet, which will be charged to expense if AEP and CSW do not complete their proposed merger. If the merger is consummated, such costs would be recovered in rates pursuant to merger sharing provisions contained in the state settlement agreements.

      See NOTE 15. PROPOSED AEP MERGER.

COMPETITION AND INDUSTRY CHALLENGES

      Competitive forces at work in the electric utility industry are affecting the CSW System and other electric utilities, generally. Increased competition facing electric utilities is driven by complex economic, political and technological factors. These factors have resulted in legislative and regulatory initiatives that are likely to result in even greater competition at both the wholesale and retail levels in the future. As competition in the industry increases, the U.S. Electric Operating Companies will have the opportunity to seek new customers and at the same time be at risk of losing customers to other competitors. Additionally, the U.S. Electric Operating Companies will continue to compete with suppliers of alternative forms of energy, such as natural gas, fuel oil and coal, some of which may be less expensive than electricity. In the United Kingdom, the franchised electricity supply business opened to full competition on a phased-in basis beginning October 1998. As a result, SEEBOARD is able to seek new customers while risking the loss of existing customers to other competitors. CSW believes that, overall, its prices for electricity and the quality and reliability of its service currently place it in a position to compete effectively in the energy marketplace. (The foregoing statement constitutes a forward-looking statement within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION). See RATES AND REGULATORY MATTERS for a discussion of several current issues affecting the CSW System.

      Electric industry restructuring and the development of competition in the generation and sale of electric power requires resolution of several important issues, including, but not limited to:

- Who will bear the costs of prudent utility investments or past commitments incurred under traditional cost-of-service regulation that will not be economically viable in a competitive environment, sometimes referred to as stranded costs;

-     Whether all customers have access to the benefits of competition;

-     How, and by whom, the rules of competition will be established;

- What the impact of deregulation will be on conservation, environmental protection and other regulator-imposed programs; and

-     How transmission system reliability will be ensured.

      The degree of risk to CSW and the U.S. Electric Operating Companies associated with various federal and state restructuring proposals aimed at resolving any or all of these issues will vary depending on many factors, including the proposals' competitive position and treatment of stranded utility investment, primarily at CPL, resulting from such proposals. In CSW's service territory, the states of Arkansas and Texas have passed legislation addressing most of these issues while work continues on the remaining issues. The U.S. Electric Operating Companies believe they are in a position to compete effectively in a deregulated, more competitive marketplace. However, if events and circumstances arise in the future that would indicate all costs previously incurred are not recoverable from customers, then the U.S. Electric Operating Companies may be required by existing accounting standards to recognize potentially significant losses from unrecovered costs. (The foregoing statement constitutes a forward-looking statement within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION). See Regulatory Accounting for additional information. See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation for information on electric utility restructuring.

      Wholesale Electric Competition in the United States
      The Energy Policy Act, which was enacted in 1992, significantly altered the way in which electric utilities compete. The Energy Policy Act created exemptions from regulation under the Holding Company Act and permits utilities, including registered utility holding companies and non-utility companies, to own EWGs.

      EWGs are wholesale power producers that are free from most federal and state regulation, including restrictions under the Holding Company Act. These provisions enable broader participation in wholesale power markets by reducing regulatory hurdles to such participation.

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

      Wholesale energy markets, including the market for wholesale electric power, have been increasingly competitive since enactment of the Energy Policy Act. The U.S. Electric Operating Companies must compete in the wholesale energy markets with other public utilities, cogenerators, QFs, EWGs and others for sales of electric power. While CSW believes the Energy Policy Act will continue to make the wholesale markets more competitive, CSW is unable to predict how the Energy Policy Act will ultimately impact the U.S. Electric Operating Companies.

      FERC Orders No. 888 and No. 889
      The FERC issued Order No. 888 in 1996, which is the final comparable open access transmission service rule. The provisions of FERC Order No. 888 provide for comparable transmission service between utilities and their transmission customers by requiring utilities to take transmission service under their open access tariffs for wholesale sales and purchases and by requiring utilities to rely on the same transmission information that their transmission customers rely on to make wholesale purchases and sales.

      In addition, the Texas Commission adopted amendments to its transmission rule in 1999 that requires 100% postage stamp pricing in ERCOT which began in September 1999. Postage stamp pricing is fixed rate pricing regardless of transmission distance traveled. CPL and WTU began recording transmission revenues and expenses in accordance with the Texas Commission's transmission rule on January 1, 1997.

      In 1996, the FERC issued Order No. 889 requiring transmitting utilities to establish and operate an OASIS for the dissemination of information regarding available transfer capability for their respective transmission systems. The OASIS is an on-line information system that provides the same information about the utility's transmission system to all transmission customers. The U.S. Electric Operating Companies utilize, and participate in the OASIS systems for ERCOT and SPP. FERC Order No. 889 also created standards of conduct requiring utilities to operate any wholesale power sales business separately from their transmission operations. The standards of conduct are designed to ensure that utilities and their affiliates, as sellers of power, do not have preferential access to information about wholesale transmission prices and availability.

      Independent System Operators
      On December 20, 1999, the FERC issued Order No. 2000 relating to RTOs. FERC Order No. 2000 describes the characteristics that an RTO should have as well as the functions an RTO should perform. Every jurisdictional utility must file at the FERC either:

-  A proposal to participate in an RTO;

- A petition asking whether a proposed transmission entity would qualify as an RTO, or

- An alternative filing describing the utility's efforts to participate in an RTO and the reasons those efforts were unsuccessful.

      Such filings must be made by October 15, 2000 for utilities that are not members of a FERC approved ISO. Utilities that are members of a FERC approved ISO have until January 15, 2001, to file with the FERC demonstrating compliance of their ISOs with FERC Order 2000. On December 30, 1999, the SPP filed at the FERC a proposal for recognition as an ISO and an RTO. In addition, on September 7, 1999, the SPP submitted various tariff revisions to the FERC that resulted in an SPP open access tariff offering all of the services required by FERC Order No. 888 as of February 1, 2000.

      Retail Electric Competition in the United States
      Most states have considered the adoption of various legislative and regulatory initiatives to restructure the electric utility industry and enact retail competition, and several states have already passed legislation that requires the implementation of retail access for customers.

      Industry Restructuring Initiatives in Arkansas, Oklahoma, Louisiana and Texas
      Several initiatives to restructure the electric utility industry and enact retail competition legislation have been undertaken in the four states in which the U.S. Electric Operating Companies operate. Arkansas, Oklahoma and Texas have enacted restructuring legislation.

      Arkansas
      In April 1999, legislation was enacted for electric utility restructuring in Arkansas. Some major provisions of that legislation include:

- Retail competition begins January 1, 2002. The Arkansas Commission can delay implementation, but not beyond June 30, 2003.

- Companies with transmission lines must operate those facilities through a transmission organization approved by FERC.

- A one-year rate freeze after restructuring will be implemented for default service customers of companies that do not apply for stranded cost recovery. A three-year rate freeze will be implemented for companies with stranded costs.

-        The Arkansas Commission has authority to address market power issues.

      Oklahoma
      In 1997, the Oklahoma legislature passed restructuring legislation providing for retail access by July 1, 2002. That legislation called for a number of studies to be completed on a variety of restructuring issues, including independent system operator, technical, financial, transition and consumer issues. The study on independent system operator issues was completed in January 1998.

      In 1998, the Oklahoma Legislature passed Senate Bill 888, which accelerated the schedule for completion of the remaining studies to October 1999. Those studies were conducted under the direction of the Legislative Joint Electric Utility Task Force. The task force organized the study effort into several working groups, which were directed to evaluate assigned issues. On October 1, 1999, the task force completed its report to the Oklahoma Legislature based on the work performed by these working groups. The report primarily is a compilation of the positions taken by the various parties participating in the working groups. The information, in the report, is expected to be used in the development of additional industry legislation during the 2000 legislative session.

      Several additional electric industry restructuring bills have been filed in the 2000 Oklahoma Legislative session. The proposed bills generally supplement the industry restructuring legislation previously enacted in Oklahoma. CSW is unable to predict what, if any, additional legislation will be passed on industry restructuring.

      Louisiana
      In 1998, a special legislative committee created by the Louisiana Senate studied the impact of retail competition on the state of Louisiana. No legislation was enacted as a result of that effort. In addition, during 1998 and 1999, the Louisiana Commission conducted a proceeding to study restructuring and retail competition. Since the Louisiana Commission is a constitutionally created body, it can implement industry restructuring on its own without additional legislation. Parties submitted comments, and hearings were held on a number of specific restructuring topics. Also, as a part of that proceeding, utilities filed rate unbundling information with the Louisiana Commission staff.

      As a result of those hearings, the Louisiana Commission staff released its report on industry restructuring, including its recommendations regarding retail competition in Louisiana. In its report, the Louisiana Commission staff recommended that electric industry restructuring should not proceed at this time because it is not in the public interest. However, the Louisiana Commission staff proposed a restructuring plan as an alternative, in the event the Louisiana Commission decides to move forward with electric industry restructuring and competition. The Louisiana Commission voted to begin additional study and analysis of the issues associated with restructuring and has adopted a procedural schedule that will result in a final restructuring plan by January 1, 2001.

      Texas
      On June 18, 1999, legislation was signed into law in Texas that will restructure the electric utility industry in that state. The new law gives Texas customers of investor-owned utilities the opportunity to choose their electric provider beginning January 1, 2002. The legislation also provides a rate freeze until that date followed by a 6% rate reduction for residential and small commercial customers, additional rate reductions for low income customers and a number of customer protections. Rural electric cooperatives and municipal electric systems can choose whether to participate in retail competition.

      Some of the key provisions of the legislation include:

- Each utility must unbundle its business activities into a retail electric provider, a power generation company and a transmission and distribution utility. Beginning January 1, 2002, retail customers of investor-owned electric companies will be able to choose their retail electric provider. The affiliated retail electric provider of the utility that serves the customer on December 31, 2001 will serve the customer unless the customer chooses another retail electric provider. Delivery of the electricity will continue to be the responsibility of the transmission and distribution utility company at regulated prices.

- Retail electric cooperatives and municipal electric systems can choose whether to participate in retail competition.

- Investor-owned utilities must freeze their rates effective September 1, 1999, through the start of competition on January 1, 2002. Investor-owned utilities at January 1, 2002 will lower rates for residential and small commercial customers by 6%. This reduced rate is known as the "Price to Beat," which will be available to those customers for five years.

- The legislation establishes a system benefit fund for low-income customer assistance, customer education and to offset reductions in school property tax revenues. The fund will be funded through a charge on retail electric providers that can be set by the Texas Commission up to $0.65 per MWH.

- Electric utilities are allowed to recover all of their net, verifiable, non-mitigable stranded costs that otherwise may not be recoverable in the future competitive market. A majority of those regulatory assets and stranded costs can be recovered through securitization, which is a financing to recover generation-related regulatory assets and stranded costs through the use of debt that lowers the carrying cost of assets compared to conventional utility financing methods.

- Each year during the 1999 through 2001 rate freeze period, utilities with stranded costs are required to apply any earnings in excess of the most recently approved cost of capital (if issued on or after January 1, 1992) to reduce stranded costs. Utilities without stranded costs must either flow such amounts back to customers or make capital expenditures to improve transmission or distribution facilities or to improve air quality.

- The affiliated power generation company of the utility that serves the customer on December 31, 2001 will be required to auction entitlements to at least 15% of its generating capacity for five years or until 40% of the residential and small commercial consumption of electricity in the utility's service area is provided by nonaffiliated retail electric providers.

-     Grandfathered   power   plants,   those  built  or  started   prior  to
      implementation of the Texas Clean Air Act of 1972, must reduce emissions of nitrogen oxide by 50% and sulfur dioxide by 25% by May 2003. The law also requires an additional 2,000 MW of renewable power generation in Texas by 2009 from retail electric providers, municipally owned utilities and electric cooperatives.

-     A legislative  oversight  committee will monitor the implementation and
      effectiveness    of   electric   utility    restructuring    and   make
      recommendations for any necessary further legislative action.

      The Texas Commission has established numerous rulemakings and other processes to address various issues associated with the restructuring legislation and to provide for further guidance regarding implementation of the restructuring.

      Restructuring Readiness
      CSW has initiated a restructuring readiness effort to prepare for competition in the states served by the U.S. Electric Operating Companies. This effort includes the development and implementation of a business separation plan and the system and process changes required to prepare for competition. The business separation plan filed with the Texas Commission in January, 2000, is discussed below. An analysis of the processes and systems in place and those needed in the future has been completed, and CSW is beginning the implementation phase of the restructuring readiness effort.

      Texas Business Separation Plan
      On January 10, 2000, CSW filed with the Texas Commission its business separation plan required by the Texas Legislation on electric utility restructuring. The business separation plan describes the approach proposed by CSW to unbundle the business activities of each of its Texas Electric Operating Companies into three entities: the PGC, the EDC and the REP. Under CSW's business separation plan, all three new entities would continue to be owned by CSW. The PGC would own a CPL PGC and a WTU PGC. The EDC would own CPL, WTU and SWEPCO EDCs. Although the plan is directed to meet the requirements of the Texas Legislation, CSW expects the plan will also meet the restructuring requirements anticipated to be enacted in Arkansas, Louisiana and Oklahoma.

      As a result of rulings by the Texas Commission on March 16, 2000, CSW's unbundling will include full structural separations for CPL and WTU by January 1, 2002. This includes the structural separation of the management and control of the EDCs from the PGCs as well as the creation of a separate REP. For CPL and WTU, unbundling will require that legal ownership of generation, transmission and distribution assets will be separated and transferred to or vested in new entities, the CPL and WTU PCGs and EDCs, respectively. The CPL and WTU EDCs would be regulated utilities under Texas law. Office systems, computer systems, accounting systems and similar equipment would be segregated and an employee code of conduct would restrict information exchanges between employees of the regulated entities and the other business units. Because SWEPCO also is regulated in Arkansas and Louisiana, the Texas Commission deferred its decision on the appropriate separation for SWEPCO until interested parties have an opportunity to discuss issues that could result in a separation plan acceptable in each state. CSW believes that its total cost to restructure the CSW System, which includes costs for the EDC, PGC and REP in implementing retail competition in its service territory is approximately $200 million, including refinancing costs of approximately $70 million. Recognition in rates of the Texas jurisdictional EDC portion of these costs will be sought in the Texas Electric Operating Companies' cost unbundling filings to establish new EDC regulated rates during the year 2000.

      Code of Conduct Under Customer Choice
      Legislation was enacted in Arkansas and Texas in 1999 to restructure the electric utility industry in those states. These two new laws require that the CSW System begin to operate its utilities as separate power generation entities, retail electric providers and transmission and distribution entities. Power generation entities and retail electric providers will be non-regulated; transmission and distribution entities will continue to be regulated. On or before September 1, 2000, the Texas operations portion of each of the U.S. Electric Operating Companies will functionally separate their regulated and non-regulated utility activities.

      The purpose of these laws and the separation they impose is to create financial and informational firewalls between regulated and non-regulated activities of the CSW System so that competitive sensitive information cannot be shared by regulated and non-regulated entities.

      In order to comply with the new Arkansas and Texas laws, the Registrants will follow a "code of conduct," which requires the non-regulated business activities to be separate from the regulated activities. Transactions between the regulated and non-regulated activities are subject to an information-sharing "firewall" and the requirement to act on an arm's-length basis.

      Other
      Management cannot predict the ultimate outcome of the initiatives concerning restructuring and retail competition in Arkansas, Louisiana, Oklahoma and Texas, or their ultimate impact on results of operations, financial condition, or competitive position of CSW and the U.S. Electric Operating Companies.

      Holding Company Act and Electric Industry Restructuring Legislation
      In 1995, the SEC issued a report to the U.S. Congress advocating repeal of the Holding Company Act, which restricts certain activities of CSW and other registered holding companies, finding the Holding Company Act anachronistic and duplicative of other federal and state regulatory regimes.

      HR 2944, "The Electricity Competition and Reliability Act," was reported by the House Commerce Subcommittee on Energy and Power on October 27, 1999. If enacted, the legislation would repeal the Holding Company Act twelve months after the bill is signed into law and clarifies that states have the authority to order retail competition without a federal mandate.

      The U.S. Congress continues to consider legislative initiatives, which provide for the restructuring and/or deregulating of the electric utility industry. Several similar bills have been introduced in the 106th Congress. Most of the bills seek to clarify state authority to mandate retail choice, repeal the Holding Company Act, repeal the Public Utility Regulatory Policies Act of 1978, expand FERC authority over public power entities, address transmission reliability and other issues. Management cannot predict the ultimate outcome of any legislative initiatives.

      Regulatory Accounting
      Consistent with industry practice and the provisions of SFAS No. 71, which allows for the recognition of regulatory assets, the U.S. Electric Operating Companies have recognized significant regulatory assets and liabilities. As a result of legislation passed in Arkansas and Texas, the retail electricity generation business of CPL, SWEPCO and WTU, in those jurisdictions, no longer meets the criteria to apply SFAS No. 71. Instead, the principles of SFAS No.

101, as interpreted by EITF 97-4, have been applied. Management believes that CPL, SWEPCO and WTU currently meet the criteria for following SFAS No. 71 for the remainder of their electric utility business.

      Additional non-cash write-offs of regulatory assets and liabilities would be required if additional portions of the electric utility business of the U.S. Electric Operating Companies no longer meet the criteria for applying SFAS No. 71, absent a means of recovering such assets or settling such liabilities. For additional information regarding regulatory accounting, reference is made to
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

      Securitization of Generation-related Regulatory Assets and Stranded Costs Electric utilities under the Texas Legislation are allowed to recover generation-related regulatory assets and stranded costs that otherwise may not be recoverable in the future competitive market. All or a majority of those costs can be refinanced through securitization, which is a financing structure designed to provide lower financing costs than is available through the conventional utility cost of capital model. The securitized amounts are then recovered through a non-bypassable wires charge. On October 18, 1999, CPL filed an application with the Texas Commission to securitize approximately $1.27 billion of its retail generation-related regulatory assets and approximately $47 million in other qualified costs. The Texas Commission held hearings on December 7 and 8, 1999 on CPL's securitization application.

      On February 10, 2000, the Texas Commission tentatively approved a settlement, which will permit CPL to securitize approximately $764 million of regulatory assets. The Texas Commission is expected to grant final approval by March 27, 2000. If approval is received from the Texas Commission, CPL expects to issue the securitization bonds in 2000, depending on market conditions and the timing of any appeals of the Texas Commission order.

      The settlement calls for CPL to reduce its proposed amount to be securitized from $1.27 billion to approximately $764 million of regulatory assets plus an estimated $29 million of other qualified costs. The settlement also calls for $290 million of the amount originally requested to be included in the calculation of stranded costs in CPL's April 2000 transmission and distribution cost filing. This filing will establish stranded costs, of which 75% can be securitized and 25% can be recovered through a competitive transition charge.

      The securitization amount was reduced by $186 million from the amount originally requested to reflect customer benefits associated with accumulated deferred income taxes. CPL previously had proposed to flow these benefits back to customers over a 14-year term of the bonds.

      CPL could issue the bonds associated with securitization as early as April 2000, depending on timing of receipt of a non-appealable financing order from the Texas Commission and depending on market conditions. A second phase of securitization could occur when the Texas Commission makes a preliminary determination of stranded costs, currently expected to occur in the first half of 2001. CPL's stranded costs are subject to a final determination by the Texas Commission in 2004.

      Under the provisions of EITF 97-4, CPL's generation-related net regulatory assets were transferred to the transmission and distribution portion of the business and will be amortized as they are recovered through charges to customers. Management currently believes all generation-related regulatory assets for CPL will be recovered as provided under the Texas Legislation. If future events were to occur that made the recovery of these assets no longer probable, CPL would write-off any non-recoverable portion of such assets as a non-cash charge to earnings.

      CPL believes it will also have stranded costs, which are the excess of net book value of generation assets as defined over the market value of those assets. CPL's amount of regulatory assets and stranded costs are subject to a final determination by the Texas Commission in 2004. The Texas Legislation provides that all such finally determined stranded costs will be recovered. Since SWEPCO and WTU are not expected to have net stranded costs, all generation-related non-recoverable net regulatory assets were written off and are reflected on their statements of income as an extraordinary loss in 1999. See NOTE 16. EXTRAORDINARY ITEMS.

      CPL, SWEPCO and WTU performed an accounting impairment analysis of generation assets under SFAS No. 121 at September 30, 1999, and concluded there was no impairment of generation assets at that time. An impairment analysis involves estimating future net cash flows arising from the use of an asset. If the net cash flows exceed the net book value of the asset, then there is no impairment of the asset for accounting purposes. CPL, SWEPCO and WTU will continue to review their assets for potential impairment if events or changes in circumstances indicate the carrying cost of an asset may not be recoverable.

      Beginning January 1, 2002, fuel costs will not be subject to Texas Commission fuel reconciliation proceedings. Consequently, CPL, SWEPCO, and WTU will file a final fuel reconciliation with the Texas Commission reconciling fuel costs through the period December 31, 2001. These final fuel balances will be included in each company's true-up proceeding in 2004.

      CPL - Wholesale Customers
      Certain CPL wholesale customers have given notice of their intent to terminate their contracts when they expire in 2001 through 2004. During 1999, these customers represented 3% of CPL's total electric operating revenues.

      PSO Union Negotiations
      In March 1999, PSO and its Local Union 1002 of the IBEW reached an agreement for contract negotiations, which began in July 1996. In December 1996, PSO had implemented portions of its then final proposal after declaring an impasse. The principal issue of disagreement involved PSO's need for flexibility in a deregulated environment. In April 1997, Oklahoma's governor signed into law an electric industry restructuring bill. The law mandates the implementation of retail competition to begin on July 1, 2002. Following the passage of the law, PSO negotiated a new contract with the union. The new contract allows PSO to be in a better position to compete in a deregulated environment. The effective date of the new agreement was April 4, 1999, and it will remain in effect until September 30, 2000. As a result of the agreement, the union agreed to withdraw its opposition to the AEP Merger proceedings.

      In October 1998, PSO received an adverse ruling from a NLRB ALJ on the union's unfair labor practice charge against PSO. The ALJ ruled that PSO did negotiate in good faith but that PSO's position on some issues was too harsh, and therefore the December 1996 implementation of PSO's then final proposal should be rolled back and employees made whole from that date. The ALJ upheld PSO's right to cease collecting union dues through payroll deductions. Additionally, the ALJ ruled that PSO improperly solicited employees to withdraw from the union. In December 1998, PSO appealed the ALJ's ruling to the NLRB. In June 1999, PSO made a settlement offer to the union to resolve the pending charges against PSO. The union rejected this offer and indicated it would wait for a ruling from the NLRB before deciding on further action. Should PSO receive an adverse ruling from the NLRB, PSO will have the option of appealing that decision to a circuit court. At this time, management cannot predict the ultimate outcome of the NLRB matter. However, management believes that it will not have a material adverse effect on CSW's results of operations or financial condition. The preceding discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      WTU Changes in Operations
      On February 22, 2000, WTU announced that as a result of an operational review, the WTU Merchandise Program was being discontinued as of September 30, 2000, since the merchandise program no longer fits WTU's business strategy. Under the merchandise program, WTU sold electric appliances and other items at local offices across the WTU service territory.

      WTU also announced that as part of the operational review, bill payments and other traditional customer transactions would no longer be accepted at local offices as of September 30, 2000. Due to improvements in technology, WTU offers bill payment service through the Internet as well as other alternative payment programs.

      WTU estimates that 65 employees will be affected by the changes in operations, including 49 merchandise employees. Although WTU has not completed its analysis, the cost of these changes is not expected to have a material adverse effect on CSW's results of operations or financial condition.

      SEEBOARD - Third Party Pension Litigation
      In the U.K., National Grid and National Power PLC have been involved in continuing litigation regarding their use of actuarial surpluses disclosed in the 1992 and 1995 valuations of the electricity industry's occupational pension plan, the ESPS. A High Court decision in favor of the National Grid and National Power PLC was appealed. On February 10, 1999, the U.K. Court of Appeal ruled that the particular arrangements made by these corporations to dispose of part of the surplus were invalid due to procedural defects. This decision was confirmed at a later hearing of the U.K. Court of Appeal held in May 1999. The National Grid has appealed to the House of Lords, the highest court of appeal in the U.K., and a decision is expected in late 2000 or early 2001. The final outcome of this appeal cannot presently be determined.

      SEEBOARD employees are members of the ESPS, and SEEBOARD has made similar use of actuarial surpluses disclosed in the 1992 and 1995 valuations. As a result of subsequent legal clarification of certain issues arising from the hearing held in May 1999, the potential impact of the ruling on SEEBOARD has increased. The amount of the payments cancelled by SEEBOARD in recognition of these surpluses amounts to approximately $78 million, excluding any accrued interest.

      The U.K. Court of Appeal did not order the National Grid or National Power PLC to make payment into the ESPS, and the court indicated that any requirement to make such payments would be harsh since the relevant sections of the ESPS already have a surplus. In the event the court decides a payment by SEEBOARD into the ESPS is necessary, such a payment is likely to create additional pension fund surplus, which SEEBOARD would be able to utilize over the next several years to reduce pension expense.

      Management is unable currently to predict the amount of any payment that it may be required to make to ESPS, but the payment should not have a material adverse affect on CSW's results of operations or financial condition.

      The foregoing discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD - LOOKING INFORMATION.

RATES AND REGULATORY MATTERS

U.S. ELECTRIC

      CPL Rate Review - Docket No 14965
      In November 1995, CPL filed with the Texas Commission a request to increase its retail base rates by $71 million. On October 16, 1997, the Texas Commission issued the CPL 1997 Final Order which lowered the annual retail base rates of CPL by approximately $19 million, or 2.5%, from CPL's rate level existing prior to May 1996. The Texas Commission also included a "glide path" rate methodology in the CPL 1997 Final Order pursuant to which CPL's annual rates were reduced by $13 million beginning May 1, 1998 with an additional reduction of $13 million on May 1, 1999.

      CPL filed an appeal of the CPL 1997 Final Order to the State District Court of Travis County to raise several issues related to the rate case. The primary issues include: (i) the classification of $800 million of invested capital in STP as ECOM which was also assigned a lower return on equity than non-ECOM property; (ii) the Texas Commission's use of the "glide path" rate reduction methodology applied on May 1, 1998 and May 1, 1999; and (iii) the $18 million of disallowed affiliate expenses from CSW Services. As part of the appeal, CPL sought a temporary injunction to prohibit the Texas Commission from implementing the "glide path" rate reduction methodology. The court denied the temporary injunction and the "glide path" rate reduction was implemented in May 1998 and May 1999. Hearings on the appeal were held during the third quarter of 1998, and a judgment was issued in February 1999 affirming the Texas Commission order, except for a consolidated tax issue in the amount of $6 million, which was remanded to the Texas Commission. CPL filed an appeal of this most recent order to the Third District of Texas Court of Appeals and management is unable to predict how the final resolution of these issues will ultimately affect CSW's results of operations and financial condition.

      On May 4, 1999, AEP and CSW announced that they had reached a stipulated agreement with the General Counsel of the Texas Commission and other intervenors in the state of Texas related to the AEP/CSW merger case. The Texas Commission approved the AEP Merger in early November 1999. If the AEP Merger is ultimately consummated, CSW will withdraw its appeal with respect to the "glide path" rate reduction methodology as discussed above as issue "(ii)" but will continue seeking the appeal of issues "(i) and (iii)" as discussed above. See NOTE 15. PROPOSED AEP MERGER for a discussion of the stipulated agreement.

      See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS for information on the CPL 1997 Final Order.

      SWEPCO Louisiana Rate Review
      In December 1997, the Louisiana Commission announced it would review SWEPCO's rates and service. In October 1999, SWEPCO and the staff of the Louisiana Commission reached an Agreement and Stipulation, which was filed on October 14, 1999. The significant provisions of the Agreement and Stipulation are as follows:

- SWEPCO's Louisiana retail jurisdictional revenues were reduced by $11 million, effective with the December 1999 billing cycle;

-     SWEPCO is allowed to earn an 11.1% return on common equity;

- SWEPCO is allowed to recover certain regulatory assets totaling $7.1 million;

- SWEPCO will be subject to a two-year base rate freeze, which includes force majeure provisions; and

- SWEPCO will be allowed to increase depreciation rates for transmission, distribution and generation plant.

      The Louisiana Commission approved the Agreement and Stipulation in November 1999 which was implemented in December 1999.

      SWEPCO Arkansas Rate Review
      In July 1998, the Arkansas Commission began a review of SWEPCO's earnings. On July 30, 1999, SWEPCO entered into a settlement agreement with the general staff of the Arkansas Commission and the Arkansas Attorney General's Office. The settlement agreement reduces SWEPCO's Arkansas annual revenues by $5.4 million or 3%. Additionally, the stipulation and settlement agreement provides for a 10.75% return on common equity, an increase in depreciation rates, and an agreement by SWEPCO not to seek recovery of generation-related stranded costs.

      On September 23, 1999, the Arkansas Commission issued an order approving the stipulation and settlement agreement. On October 25, 1999, SWEPCO filed compliance rate tariffs with the Arkansas Commission, which are consistent with the Arkansas Commission order. The provisions of the settlement agreement were implemented in December 1999.

      Other
      Reference is made to NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS for information regarding fuel proceedings at CPL, SWEPCO and WTU.


U.K. ELECTRIC

      SEEBOARD Recent Regulatory Actions
      Following the commencement of the phased-in opening of the United Kingdom domestic and small business electricity market to competition, since September 1998, many customers are now able to choose their electricity supplier. SEEBOARD competes for customers in its own area as well as throughout the rest of the United Kingdom. The DGEGS has allowed a significant portion of the system development costs associated with the introduction of competition to be recovered by the regional electricity companies through a charge to all customers over the next five years. The DGEGS has also announced price restraints which set a maximum amount that existing electricity supply companies can charge their domestic and small business customers, taking into account its view of future electricity purchase costs. For SEEBOARD, these price restraints reduced prices in real terms by 6% for the regulatory year ending March 31, 1999, and a further 3% for the following regulatory year ending March 31, 2000.

       Regulatory Price Proposal for SEEBOARD
      On December 2, 1999, OFGEM published its final price proposals from its United Kingdom electricity distribution review. OFGEM has proposed revenue reductions in SEEBOARD's distribution business of 21%. In addition, OFGEM has proposed the reallocation of a further 12% of costs out of SEEBOARD's distribution business into its supply business. These proposals were accepted on December 20, 1999, and will take effect on April 1, 2000, and remain in effect for five years. OFGEM's proposals will reduce net income for SEEBOARD in the year 2000 by approximately $40 million, dependent upon the level of further cost reductions that can be achieved, and by approximately $60 million in 2001. CSW's net income from SEEBOARD U.S.A., its United Kingdom business segment, was $113 million for the twelve months ended December 31, 1999.

      OFGEM's price proposals for SEEBOARD will have a material adverse effect on the future results of operations of CSW, but are not be expected to adversely affect the financial condition of CSW.

      OFGEM also published the final price proposals for the electricity supply price review. OFGEM has recommended that the price cap for charges levied to electricity supply domestic and small business customers should be extended for two years from April 1, 2000. Overall, these proposals are expected to have a broadly neutral effect on the results of CSW.

      In the fourth quarter of 1999, a rating agency downgraded SEEBOARD's credit rating to BBB+ due to recent U.K. regulatory action.

      The foregoing discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.


OTHER INITIATIVES

      As described in OVERVIEW, a vital part of CSW's future strategy involves initiatives that are outside of the traditional United States electric utility industry due to increasing competition and fundamental changes in this industry. In addition, lower anticipated growth rates in CSW's core United States electric utility business combined with the previously mentioned industry factors have resulted in CSW pursuing other initiatives. These initiatives have taken a variety of forms; however, they are all consistent with the overall plan for CSW to develop a global energy business. CSW has restrictions on the amounts it may invest under the AEP merger agreement. While CSW believes that such initiatives are necessary to maintain its competitiveness and to supplement its growth in the future, the Holding Company Act may impede or delay its ability to successfully pursue such initiatives. (The foregoing statement constitutes a forward-looking statement within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION). See OVERVIEW and RECENT DEVELOPMENTS AND TRENDS.


      DIVERSIFIED ELECTRIC

      CSW Energy
      CSW Energy presently owns interests in seven operating power projects totaling 1,308 MW which are located in Colorado, Florida and Texas. In addition to these projects, CSW Energy has other projects in various stages of development.

      CSW Energy began construction in August 1998 of a 500 MW power plant, known as Frontera, in the Rio Grande Valley, near the city of Mission, Texas. The natural gas-fired facility began simple cycle operation of 330 MW in July
1999 and is scheduled to commence combined cycle operation in early 2000. Pursuant to AEP's and CSW's stipulated agreement with several intervenors in the state of Texas related to the AEP Merger, CSW Energy may sell 250 MW of Frontera upon completion of the merger. See PROPOSED AEP MERGER and NOTE 15. PROPOSED AEP MERGER for additional information.

      CSW Energy also has entered into an agreement with Eastman Chemical Company to construct and operate a 440 MW cogeneration facility in Longview, Texas. This facility will be known as the Eastex Cogeneration Project. Construction of the facility began in the fourth quarter of 1999, with expected operation in early 2001. Excess electricity generated by the plant will be sold by CSW Energy in the wholesale electricity market.

      In October 1999, GE Capital Structured Finance Group purchased 50% of the equity ownership of Sweeny Cogeneration Limited Partnership. CSW Energy's after-tax earnings from the proceeds of the transaction were approximately $33 million and were recorded in the fourth quarter of 1999. The agreement between CSW Energy and GE Capital Structured Finance Group also provides for additional payments to CSW Energy, subject to completion of a planned expansion of the Sweeny cogeneration facility, which may be operational in the fourth quarter of 2000.

      The preceding discussion contains forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION.

      CSW International
      CSW International was organized to pursue investment opportunities in EWGs and FUCOs and currently holds investments in the United Kingdom, Mexico and South America.

      CSW International and its 50% partner, Scottish Power plc have entered into a joint venture to construct and operate the South Coast power project, a 400 MW combined cycle gas turbine power station in Shoreham, United Kingdom. CSW International has guaranteed approximately (pound)19 million of the (pound)190 million construction financing. Both the guarantee and the construction financing are denominated in pounds sterling. The U.S. dollar equivalent at December 31, 1999 would be $31 million and $308 million respectively, using a conversion rate of (pound)1.00 equals $1.62. The permanent financing is unconditionally guaranteed by the project. Construction of the project began in March 1999, and commercial operation is expected to begin in late 2000.

      Through November 1999, CSW International had purchased a 36% equity interest in Vale for $80 million. CSW International also extended $100 million of debt convertible into equity in Vale in 1998. In December 1999, CSW International converted $69 million of that $100 million into equity, thereby raising its equity interest in Vale to 44%. CSW International anticipates converting the remaining debt into equity over the next two years.

      In January 1999, amid market instability, the Brazilian government abandoned its policy of pegging the Brazilian Real in a range against the U.S. dollar. This action resulted in a 49% devaluation of the Brazilian currency by the end of December 1999. Vale is unfavorably affected by the devaluation due primarily to the revaluation of foreign denominated debt.

      CSW International has a put option, which, if exercised, requires Vale to purchase CSW International shares at a minimum price equal to the U.S. dollar equivalent of the purchase price for Vale. As a result of the put option arrangement, CSW International's investment carrying amount will not be reduced below the put option value unless there is deemed to be a permanent impairment. Pursuant to this arrangement, CSW International will not recognize its proportionate share of any future earnings until its proportionate share of any losses of Vale is recognized. At December 31, 1999, CSW International had deferred losses, after tax, of approximately $21 million related to its Vale investment. CSW International views its investment in Vale as a long-term investment, which has significant long-term value. Management will continue to closely evaluate the changes in the Brazilian economy and its impact on CSW International's investment in Vale.

      As of December 31, 1999, CSW International had invested $110 million in common stock of a Chilean electric company. The investment is classified as securities available for sale and accounted for by the cost method. Based on the current market value of the shares and the year-end foreign exchange rate, the value of the investment at December 31, 1999 was $62 million. The reduction in the carrying value of this investment has been reflected in Other Comprehensive Income in CSW's Consolidated Statements of Stockholders' Equity. Management views its investment in Chile as a long-term investment strategy and believes this investment continues to have significant long-term value and that it is recoverable. Management will continue to closely evaluate the changes in the South American economy and its impact on CSW International's investment in the Chilean electric company.

      In addition to these projects, CSW Energy and CSW International have other projects in various stages of development. CSW, CSW Energy and CSW International have provided letters of credit and guarantees on behalf of CSW Energy and CSW International projects of approximately $62 million, $41 million and $233 million, respectively, as of December 31, 1999.

      The preceding discussion contains forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION.


      ENERGY SERVICES

      C3 Communications
      C3 Communications has two active business units, C3 Networks and C3 Utility Automation. C3 Networks offers wholesale, high capacity, long-haul regional and metropolitan fiber and collocation services to telecommunications carriers and Internet service providers in Texas and Louisiana.

      C3 Networks has approximately 1,500 miles of fiber network in Texas and Louisiana and offers collocation services to carriers and Internet service providers through sites in Dallas, Houston, Austin, San Antonio, Abilene, San Angelo, Corpus Christi, Harlingen, Laredo, and McAllen, Texas and Tulsa, Oklahoma.

      In 1999, C3 Utility Automation launched a new energy information service, PurView(TM). In addition, EnerACT(TM) advisory services was transferred from EnerShop to better align products and marketing. PurView(TM) is a service for collecting meter data and interactively viewing, manipulating and analyzing consumption information over the Internet. EnerACT(TM) is an energy information and advisory service for multi-site building owners and managers.

      C3 Communications believes that electric utility industry restructuring will continue to fuel interest in its energy information services. Evaluation of partnerships and acquisitions will also be a key element of growth for C3 Communications in 2000. The foregoing statement constitutes a forward-looking statement within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION.

      EnerShop
      EnerShop's  two product  lines in 1999 were  performance  contracting  and
EnerACT(TM)   advisory   services  until  August  1999,  when   EnerACT(TM)  was
transferred to C3 Communications to better align products and marketing.

      EnerShop continues to provide energy services to customers in Texas and Louisiana that help reduce customers' operating costs through increased energy efficiencies and improved equipment operations. EnerShop utilizes the skills of local trade allies in offering services that include energy and facility analysis, project management, engineering design, equipment procurement and construction and performance monitoring.

      Business Ventures
      The CSW Services' Business Ventures is comprised of companies that pursue energy-related businesses. Projects include providing energy management systems, electric substation automation software and the marketing and distribution of electric bikes and associated accessories under the TotalEV name.

      In late 1997, CSW Energy Services was launched to explore the electric utility industry's emerging retail supply markets as they were deregulated on a state-by-state basis. In January 1999, CSW Energy Services announced that it was ceasing its business as a retail electric supplier and that it would assign its existing electricity supply contracts to other suppliers or terminate them. In the fourth quarter of 1999, the CSW Business Ventures group's investment in an energy-related company that provides staffing services for nuclear power plants was transferred from PSO to CSW Energy Services.


SOUTH TEXAS PROJECT

      CPL owns 25.2% of STP, a two-unit nuclear power plant that is located near Bay City, Texas. Reliant Energy Resources Corporation owns 30.8%, the City of San Antonio owns 28.0%, and the City of Austin owns 16.0% of STP. STP Unit 1 was placed in service in August 1988, and STP Unit 2 was placed in service in June 1989. In November 1997, STPNOC assumed the duties of STP operator. Each of the four STP co-owners are represented on the STPNOC board of directors.

      STP Unit 1 and Unit 2 were removed temporarily from service during 1999 for scheduled refueling and ten-year inspection outages. During 1999, Units 1 and 2 operated at net capacity factors of 88.0% and 89.4%, respectively.

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

      The U.S. Electric Operating Companies are subject to various pending claims alleging that they are PRPs under federal or state remedial laws for investigating and cleaning up contaminated property. CSW believes that resolution of these claims, individually or in the aggregate, will not have a material adverse effect on CSW's or any U.S. Electric Operating Company's results of operations or financial condition. Although the reasons for this expectation differ from site to site, factors that are the basis for the expectation for specific sites include the volume and/or type of waste allegedly contributed by the U.S. Electric Operating Company, the estimated amount of costs allocated to the U.S. Electric Operating Company and the participation of other parties. (The foregoing statements constitute forward-looking statements within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION). See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS and NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES for additional discussion regarding environmental matters.

      The EPA recently promulgated revised, more stringent ambient air quality standards for ozone and particulates. While these standards do not mandate emission constraints or reductions for facilities such as electricity generating power plants, they may result in more areas being designated as non-attainment for these two pollutants. States will be required to develop strategies to achieve compliance in these areas, strategies that may include lower emission levels for electricity generating power plants, possibly including facilities within the CSW System. The impact, if any, on CSW or the U.S. Electric Operating Companies cannot yet be determined, but the impact could be significant.

      At the Kyoto, Japan Conference on Global Warming held in December 1997, U.S. representatives agreed to a treaty which could require new limitations on "greenhouse gases" from power plants. CSW and the U.S. Electric Operating Companies could be affected if this treaty, in its present form, is approved by the United States Congress. The impact, if any, on CSW or the U.S. Electric Operating Companies cannot be determined because most of the greenhouse gas emission reduction would come from coal generation that would have to be switched to natural gas or retired. During 1999, 50% of the U.S. Electric Operating Companies' MWH generation of which, at December 31, 1999, 33% of its installed generating capacity was coal and lignite.

RISK MANAGEMENT

      In 1997, CSW's board of directors adopted a risk management resolution authorizing CSW to engage in currency, interest rate and energy spot and forward transactions and related derivative transactions on behalf of CSW with foreign and domestic parties as deemed appropriate by executive officers of CSW. The risk management program is necessary to meet the growing demands of CSW's customers for competitive prices and price stability, to enable CSW to compete in a deregulated power industry, to manage the risks associated with domestic and foreign investments and to take advantage of strategic investment opportunities.

      The U.S. Electric Operating Companies experience commodity price exposures related to the purchase of fuel supplies for the generation of electricity and for the purchase of power and energy from other generation sources. Contracts that provide for the future delivery of these commodities can be considered forward contracts which contain pricing and/or volume terms designed to stabilize the cost of the commodity. Consequently, the U.S. Electric Operating

Companies manage their price exposure for the benefit of customers by balancing their commodity purchases through a combination of long-term and short-term or spot market agreements.

      In response to the development of a more competitive electric energy market, CSW has received regulatory approval, which authorizes the U.S. Electric Operating Companies to conduct a pilot program offering power sales agreements at tariffed rates with a fixed fuel cost. To offset the commodity price risk associated with these contracts, CSW has purchased natural gas swaps and futures contracts. These arrangements cover estimated natural gas deliveries beginning in January 2000 and continuing for the remainder of 2000. Natural gas volumes purchased to serve these contracts, for which CSW has secured swap or futures contracts, represents approximately 1% of annual natural gas purchases.

      Based on year-end contractual commitments, CSW's natural gas futures and swap contracts and electricity forward contracts that are sensitive to changes in commodity prices include fair value of assets of $157,260 and fair value of liabilities of $396,440. These swap and future contracts hedge their related commodity price exposure for 2000. Cash outflows on the swap agreements should be offset by increased margins on electricity sales to customers under tariffed rates with fixed fuel costs. The electricity forward contracts hedge a portion of CSW's energy requirements through February 2000. The average contract price for forward purchases is $30 per MWH and $2.32 per MMbtu. The average price for natural gas futures contracts is $2.47 per MMbtu and $2.37 per MMbtu for swaps.

      SEEBOARD has entered into contracts for differences to reduce exposure to fluctuations in the price of electricity purchased from the United Kingdom's electricity power pool. This pool was established at privatization of the United Kingdom's electric industry for the bulk trading of electricity between generators and suppliers. At December 31, 1999, the gross value of such contracts for differences was approximately 83% of the expected power purchases for 2000.

      CSW has, at times, been exposed to currency and interest rate risks which reflect the floating exchange rate that exists between the U.S. dollar and the British pound. CSW has utilized certain risk management tools to manage adverse changes in exchange rates and to facilitate financing transactions resulting from CSW's acquisition of SEEBOARD. At December 31, 1999, CSW had positions in two cross currency swap contracts. The following table presents information relating to these contracts. The fair value of cross currency swaps reflect third party valuations calculated using proprietary pricing models. Based on these valuations, CSW's position in these cross currency swaps represented an unrealized loss of $41.8 million at December 31, 1999. This unrealized loss is offset by unrealized gains related to the underlying transactions being hedged. CSW expects to hold these contracts to maturity. At current exchange rates, this liability is included in long-term debt on CSW's consolidated balance sheet at a carrying value of approximately $418 million.

                                               Expected          Expected Cash
                                             Cash Inflows          Outflows
Contract                 Maturity Date     (Maturity Value)     (Market Value)
--------------------------------------------------------------------------------
                                                        (millions)
Cross currency swaps    August 1, 2001           $200                $213
Cross currency swaps    August 1, 2006           $200                $229

      For information related to currency risk in South America see OTHER INITIATIVES, DIVERSIFIED ELECTRIC, CSW International and NOTE 18. SOUTH AMERICAN INVESTMENTS. For information on commodity contracts see NOTE 7. FINANCIAL INSTRUMENTS.

OTHER MATTERS

      Year 2000
      On a system-wide basis, CSW initiated and implemented a year 2000 project to prepare internal computer systems and applications for the year 2000. These systems and applications include management information systems that support business operations such as customer billing, payroll, inventory and maintenance. Other systems with computer-based controls such as telecommunications, elevators, building environmental management, metering, plant, transmission, distribution and substations were included in this project as well.

      Cost to Address Year 2000 Issues
      As of December 31, 1999, cost incurred for the year 2000 project amounted to approximately $33 million, including $21 million in 1999. Remaining activities are expected to cost an additional $3 million in the first quarter of 2000.

      In the first quarter of 1999, a software version upgrade to provide contract management features to the materials management information system was deferred until 2000 in order to minimize risk. The financial impact of this deferral was minimal, as minor enhancements to the current design provided an alternative, interim solution for the needed functionality. The deferred system upgrade is now scheduled for implementation in the May to November 2000 time frame. No other planned CSW computer information system projects were affected by the year 2000 project, even though a moratorium was implemented during the month of December 1999 to further minimize risk. Accordingly, no estimate was made for the financial impact of any future projects foregone due to resources allocated to the year 2000 project.

      Contingency Plans
      Contingency plans have been in place in CSW's domestic electric operation for years to address problems resulting from weather. These plans were updated to include year 2000 issues. Contingency planning is engineered into the transmission and distribution systems as it is designed with the capability to bypass failed equipment. A margin of power generation reserve above what is needed is normally maintained. This reserve is a customary operating contingency plan that allows CSW to operate normally even when a power plant unexpectedly quits operating. Backup supplies of fuels are normally maintained at CSW power plants. Natural gas plants have fuel oil as a backup and multiple pipelines provide redundant supplies. At coal plants about 40 to 45 days of extra coal is kept on hand.

      SEEBOARD also has well established contingency plans to address problems resulting from weather. These plans are covered effectively within the distribution and customer service business areas and were updated to include year 2000 scenarios.

      Transition Results to Date
      The results of the readiness activities described in the foregoing have all been positive. The CSW System completed the year 2000 transition without any year 2000 related electric system problems. The business support systems in each of CSW and its subsidiaries also made the transition from 1999 to 2000 without any year 2000 related impact on the operations they support or the customers they serve. CSW continues to closely monitor its electric and business support systems.

      Portions of the preceding discussion contain forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION.

NEW ACCOUNTING STANDARDS

      SFAS No. 133 as amended by SFAS No. 137
      SFAS No. 133 as amended by SFAS No. 137 is effective for fiscal years beginning after June 15, 2000 or January 1, 2001, for calendar year entities. SFAS No. 133 replaces existing pronouncements and practices with a single integrated accounting framework for derivatives and hedging activities and eliminates previous inconsistencies in generally accepted accounting principles. SFAS No. 133 expands the accounting definition of derivatives, which had focused on freestanding contracts (futures, forwards, options and swaps) to include embedded derivatives and many commodity contracts. All derivatives will be reported on the balance sheet either as an asset or liability measured at fair value. Changes in a derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. CSW has established a project team to implement SFAS No. 133. CSW has not yet quantified the effects of adopting SFAS No. 133 on its financial statements, although application of SFAS No. 133 could increase volatility in earnings and other comprehensive income. See NOTE 17. NEW ACCOUNTING STANDARDS.

CENTRAL AND SOUTH WEST CORPORATION
RESULTS OF OPERATIONS

      Reference is made to CSW's Consolidated Financial Statements, Notes to Consolidated Financial Statements and Selected Financial Data. Referenced
information should be read in conjunction with, and is essential to understanding, the following discussion and analysis. CSW's results fluctuate, in part, with the weather. Also, other than certain one-time items, as discussed throughout the results of operations, CSW's income statement line items as a percentage of total revenues remain fairly consistent, due primarily to the regulatory environment in which CSW operates. The preceding discussion contains forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information due to changes in the underlying assumptions. See FORWARD-LOOKING INFORMATION.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1999 AND 1998

      CSW's earnings increased to $455 million in 1999 from $440 million in 1998. CSW's return on average common stock equity was 12.8% in 1999 compared to 12.4% in 1998. The primary reason for the higher earnings and higher return on average common stock equity was the previously planned sale of 50% of CSW's 100% equity ownership interest in a cogeneration partnership. CSW's after-tax earnings recorded in the fourth quarter of 1999 from the proceeds of the transaction were $33 million. Earnings also increased due to the absence in 1999 of a charge for accelerated capital recovery of STP and the absence of asset write-offs at several of CSW's business segments recorded in 1998.

      Partially offsetting the higher earnings was higher operations and maintenance expense at SEEBOARD, CSW Energy and the U.S. Electric Operating Companies. Also partially offsetting the higher earnings was a charge to earnings at CPL, SWEPCO and WTU that was made to reflect the excess earnings provision of the Texas Legislation enacted in 1999. Another factor partially offsetting higher 1999 earnings was the extraordinary loss resulting from legislation enacted in Texas and Arkansas under which the electricity generation portion of CPL's, SWEPCO's and WTU's business in those states no longer meets the criteria to apply SFAS No. 71. See MD&A - Securitization of Generation-related Regulatory Assets and Stranded Cost, NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation and NOTE 16. EXTRAORDINARY ITEMS for additional information.

Operating revenues increased $55 million in 1999 compared to 1998. The revenue variances are shown in the following table.

                             1999 REVENUE VARIANCES
                  Increase (decrease) from prior year, millions

                  U.S. Electric
                       KWH Sales, Weather-Related        $(64)
                       KWH Sales, Growth and Usage         65
                       Fuel Revenue                        37
                       Sales for Resale                    22
                       Other Electric                     (24)
                                                       -------
                                                           36
                  United Kingdom                          (64)
                  Other Diversified                        83
                                                       -------
                                                          $55
                                                       -------

      U.S. Electric revenues increased $36 million, or 1% in 1999 compared to 1998. Retail U.S. Electric revenues increased due to higher customer usage and growth and higher off-system sales. An increase in fuel revenues due to higher fuel prices and purchased power expense, discussed below, also contributed to the higher revenues. Milder weather in 1999 when compared to the previous year partially offset the increase in revenues. MWH sales decreased 1.5% due primarily to a decrease in sales to the residential customer class as a result of the milder weather.

      United Kingdom revenues decreased $64 million in 1999 compared to 1998 due to lower sales volumes in the business market and the loss of domestic customers following the opening of the electricity market to competition. Also contributing to the decrease in U.K. electric revenues were the absence in revenues in 1999 from SEEBOARD's retail business, which was sold in June 1998, and unfavorable British pound to U.S. dollar exchange rate movements. Other diversified revenues increased $83 million in 1999 compared to 1998 due primarily to increased business activity at CSW Energy.

      During 1999 and 1998, the U.S. Electric Operating Companies generated 86% and 92% of their electric energy requirements, respectively. U.S. Electric fuel expense decreased $14 million in 1999 compared to 1998 due primarily to a $41 million decrease in the recovery of deferred fuel costs that resulted from a significant difference in fuel factors used to recover fuel expense from customers at PSO. The decrease in fuel expense was offset in part by an increase in fuel prices to $1.78 per MMbtu in 1999 from $1.67 per MMbtu in 1998. U.S. Electric purchased power expense increased $46 million, or 41% due primarily to an increase in economy energy purchases.

      United Kingdom cost of sales decreased $71 million in 1999 compared to 1998 due primarily to a lower level of sales of electricity and the absence in 1999 of cost of sales for SEEBOARD's retail business and a lower British pound to U.S. dollar exchange rate compared to 1998.

      Other operating expense increased $27 million in 1999 compared to 1998 due in part to increased expenses at SEEBOARD. Expenses increased at SEEBOARD as a result of additional operating costs from SEEBOARD's Powerlink joint venture to operate and maintain the electricity assets for the London Underground Rail System as well as increased expenses associated with operating in the competitive electricity market in the United Kingdom. CSW Energy's operating expenses also increased as a result of increased business activity at several of its plants. Operating expenses increased at the U.S. Electric Operating Companies due primarily to a settlement with a transmission service provider and increased power plant operating costs. Maintenance expense increased $31 million due primarily to increased expenses associated with the 10-year inspection of STP Unit 1 and 2, higher scheduled maintenance at other CSW System power plants and higher tree trimming expenses.

      Depreciation and amortization expense increased $31 million in 1999 due primarily to accelerated capital cost recovery under the excess earnings provisions of the Texas Legislation, as well as increases in depreciable property.

      Other income and deductions increased to $59 million in 1999 from $42 million in 1998 due primarily to gains from the sale of investments at SEEBOARD and interest income recognized by CSW Energy related to the Sweeny power plant. The gain was offset, in part, by the absence in 1999 of the gain from the sale of investments by C3 Communications in 1998. Long-term interest expense decreased $11 million in 1999 due primarily to the maturity and reacquisition of long-term debt.

      The extraordinary losses resulted from legislation enacted in Arkansas and Texas under which the electricity generation portion of CPL's, SWEPCO's and WTU's business in those states no longer meet the criteria to apply SFAS No. 71. These legislative changes resulted in an extraordinary loss at SWEPCO and WTU, which had a cumulative effect of decreasing net income by $8.0 million. These legislative changes also resulted in an extraordinary loss at CPL of $6 million associated with a loss on reacquired debt and the discontinuance of SFAS No. 71. See MD&A - Securitization of Generation-related Regulatory Assets and Stranded Costs.and NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation, and NOTE 16. EXTRAORDINARY ITEMS for additional information.


COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1997

      CSW's earnings increased to $440 million in 1998 from $153 million in 1997. CSW's return on average common stock equity was 12.4% in 1998 compared to 4.2% in 1997. The primary reason for the higher earnings and higher return on average common stock equity was the absence in 1998 of the accrual of $176 million for the one-time United Kingdom windfall profits tax. Hotter than normal summer weather and increased customer growth and usage at the U.S. Electric Operating Companies were also factors in the increase in earnings over 1997. Additionally, the sale of a telecommunications partnership interest in 1998 and a decrease in the United Kingdom corporate tax rate contributed to the earnings increase. The absence of the impact of CSW's final settlement of litigation with El Paso in 1997 contributed to the increase in earnings in 1998 as well. Also contributing to the increase in earnings was the absence in 1998 of the effect of both the PSO 1997 Rate Settlement Agreement and the CPL 1997 Final Order. See
NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS for additional information on the CPL 1997 Final Order and the PSO 1997 Rate Settlement Agreement. See NOTE 16. EXTRAORDINARY ITEMS for additional information on the windfall profits tax. Partially offsetting the higher earnings was a charge for accelerated capital recovery of STP and asset write-offs at several of CSW's business segments.

Operating revenues increased $214 million in 1998 compared to 1997. The revenue variances are shown in the following table.

                             1998 REVENUE VARIANCES
                 Increase (decrease) from prior year, millions

                 U.S. Electric
                      KWH Sales, Weather-Related           $72
                      KWH Sales, Growth and Usage           53
                      Fuel Revenue                          31
                      Sales for Resale                       6
                      Other Electric                         5
                                                     -----------
                                                           167
                 United Kingdom                           (101)
                 Other Diversified                         148
                                                     -----------
                                                          $214
                                                     -----------

      U.S. Electric revenues increased $167 million, or 5%, in 1998 compared to 1997. Retail MWH sales increased 6% with increases in all customer classes. U.S. Electric revenues increased due primarily to higher MWH sales resulting from hotter than normal summer weather and increased customer usage and growth. An increase in fuel revenues due to an increase in fuel expense, discussed below, also contributed to the higher revenues. United Kingdom revenues decreased $101 million, or 5%, in 1998 compared to 1997 due to the loss of revenues associated with the sale of its retail stores in the second quarter of 1998 and the effect of price control on the supply business. Other diversified revenues increased $148 million in 1998 compared to 1997 due primarily to increased revenues from CSW Energy, CSW Credit and EnerShop.

      During 1998 and 1997 the U.S. Electric Operating Companies generated 92% and 93% of their electric energy requirements, respectively. U.S. Electric fuel expense increased $13 million in 1998 compared to 1997 due primarily to increased generation offset in part by a decrease in fuel prices to $1.67 per MMbtu in 1998 from $1.83 per MMbtu in 1997. United Kingdom cost of sales decreased $87 million in 1998 compared to 1997 due primarily to lower cost of sales associated with the sale of SEEBOARD's retail stores and a decrease in the cost of purchased power reflecting lower business volumes.

      Other operating expense increased $48 million in 1998 compared to 1997 due in part to a CSW Energy power plant that went into service in February 1998. The increase in other operating expense was offset in part by the absence in 1998 of the settlement of litigation with El Paso which increased other operating expense $35 million in 1997. Further offsetting the increase in other operating expense in 1998 was the absence of the $12 million impact of the CPL 1997 Final Order and the $4 million impact of the PSO 1997 Rate Settlement Agreement. See
NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS for additional information on the CPL 1997 Final Order and the PSO 1997 Rate Settlement Agreement. Also partially offsetting the increase in other operating expense was reduced pension expense in 1997 resulting from changes made to the pension plan for CSW's domestic employees. See NOTE 5. BENEFIT PLANS for additional information related to the changes in the pension plan.

      Depreciation and amortization expense increased $24 million, or 5% in 1998 due primarily to accelerated recovery of ECOM property recorded in 1998 related to the CPL 1997 Final Order, a charge for accelerated capital recovery of STP, as well as increases in depreciable property. Income tax expense increased $52 million due primarily to higher pre-tax income.

      Other income and deductions increased to $42 million in 1998 from $32 million in 1997 due primarily to the sale of a telecommunications partnership interest. Long-term interest expense decreased $22 million in 1998 due primarily to the prepayment of a $60 million variable rate bank loan due December 1, 2001; the maturity of $200 million of CPL FMBs on October 1, 1997 and $28 million of CPL FMBs on January 1, 1998; and the redemption of $91 million of FMBs of certain of the U.S. Electric Operating Companies on September 1, 1998. See NOTE
8. LONG-TERM DEBT for additional information on the redemption of these securities. Short-term debt was used to prepay the variable rate bank loan in two $30 million installments on January 28, 1998 and April 27, 1998. Short-term borrowings and internal cash generation were used to fund the maturities and redemption of the previously mentioned FMBs. Short-term and other interest expense increased $35 million in 1998 when compared to 1997 due primarily to higher levels of short-term borrowings. Distributions on Trust Preferred Securities increased interest and other charges by $10 million in 1998. The Trust Preferred Securities were outstanding for all of 1998, while they were outstanding for only part of 1997. See NOTE 10. TRUST PREFERRED SECURITIES for additional information on these securities.

CSW
Consolidated Statements of Income
Central and South West Corporation
--------------------------------------------------------------------------------
                                               For the Years Ended December 31,
                                               ---------------------------------
                                                1999       1998     1997
                                               --------   -------  --------
                                           ($ in millions, except share amounts)
Operating Revenues
    U.S. Electric                              $ 3,524    $ 3,488  $ 3,321
    United Kingdom                               1,705      1,769    1,870
    Other diversified                              308        225       77
                                               --------   -------  --------
                                                 5,537      5,482    5,268
                                               --------   -------  --------
Operating Expenses and Taxes
    U.S. Electric fuel                           1,176      1,190    1,177
    U.S. Electric purchased power                  157        111       89
    United Kingdom cost of sales                 1,133      1,204    1,291
    Other operating                              1,056      1,029      981
    Maintenance                                    200        169      152
    Depreciation and amortization                  552        521      497
    Taxes, other than income                       193        189      195
    Income taxes                                   204        203      151
                                               --------    ------- --------
                                                 4,671      4,616    4,533
                                               --------    ------- --------
Operating Income                                   866        866      735
                                               --------    ------- --------

Other Income and Deductions
    Other                                           78         60       26
    Non-operating income taxes                     (19)       (18)       6
                                               --------    ------- --------
                                                    59         42       32
                                               --------    ------- --------
Income Before Interest and Other Charges           925        908      767
                                               --------    ------- --------

Interest and Other Charges
    Interest on long-term debt                     300        311      333
    Distributions on Trust Preferred Securities     27         27       17
    Interest on short-term debt and other          119        121       86
    Preferred dividend requirements of subsidiaries  7          8       12
    Gain (Loss) on reacquired preferred stock        3          1      (10)
                                               --------    ------- --------
                                                   456        468      438
                                               --------    ------- --------

Income before Extraordinary Items                  469       440       329
                                               --------   -------  --------

Extraordinary loss - Discontinuance of SFAS
  No. 71(net of tax of $5)                          (8)       --        --
Extraordinary loss - Loss on Reacquired Debt
  (net of tax of $3)                                (6)       --        --
Extraordinary loss - United Kingdom windfall
  profits tax                                       --        --      (176)
                                               --------   -------  --------

Net Income for Common Stock                      $ 455      $ 440    $ 153
                                               ========    ======= ========

Average Common Shares Outstanding                212.6      212.4    212.1

Basic and Diluted EPS before Extraordinary Items $2.21      $2.07    $1.55
Basic and Diluted EPS from Extraordinary Items   (0.07)        --    (0.83)
                                               --------    ------- --------
Basic and Diluted EPS                            $2.14      $2.07    $0.72
                                               ========    ======= ========

Dividends Paid per Share of Common Stock         $1.74      $1.74    $1.74
                                               ========    ======= ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

CSW
Consolidated Statements of Stockholders' Equity
Central and South West Corporation
(millions)

                                                                      Accumulated
                                                 Additional              Other
                                        Common    Paid-in   Retained  Comprehensive
                                         Stock    Capital   Earnings   Income(Loss)     Total
                                        --------------------------------------------   -------

Beginning Balance -- January 1, 1997      $740     $1,022    $1,967          $73       $3,802
   Sale of common stock                      3         17        --           --           20
   Common stock dividends                   --         --      (369)          --         (369)
                                                                                       -------
                                                                                        3,453
   Comprehensive Income:
      Foreign currency translation adjustment
        (net of tax of $23)                 --         --        --          (48)         (48)
      Unrealized loss on securities
        (net of tax of $0.3)                --         --        --           (1)          (1)
      Minimum pension liability (net of
         tax of $0.3)                       --         --        --           (1)          (1)
      Net Income                            --         --       153           --          153
                                                                                       -------
         Total comprehensive income                                                       103
                                         ------------------------------------------    -------
Ending Balance -- December 31, 1997       $743     $1,039    $1,751          $23       $3,556
                                         ==========================================    =======

Beginning Balance -- January 1, 1998      $743     $1,039    $1,751          $23       $3,556
   Sale of common stock                      1         10        --           --           11
   Common stock dividends                   --         --      (370)          --         (370)
   Other                                    --         --         2           --            2
                                                                                       -------
                                                                                        3,199

   Comprehensive Income:
      Foreign currency translation
        adjustment (net of tax of $2)        --        --        --            7            7
      Unrealized loss on securities
        (net of tax of $8)                   --        --        --          (14)         (14)
      Adjustment for gain included in net
        income (net of tax $4)               --        --        --           (7)          (7)
      Minimum pension liability (net of
        tax of $0.6)                         --        --        --           (1)          (1)
      Net Income                             --        --       440           --          440
                                                                                       -------
         Total comprehensive income                                                       425

                                         ------------------------------------------    -------
Ending Balance -- December 31, 1998        $744    $1,049    $1,823           $8       $3,624
                                         ==========================================    =======

Beginning Balance -- January 1, 1999       $744    $1,049    $1,823           $8       $3,624
   Sale of common stock                      --         1        --           --            1
   Common stock dividends                    --        --      (370)          --         (370)
   Other                                     --         1        (2)          --           (1)
                                                                                       -------
                                                                                        3,254
   Comprehensive Income:
      Foreign currency translation
        adjustment (net of tax of $15)       --        --        --          (28)         (28)
      Minimum pension liability (net of
        tax of $0.7)                         --        --        --            2            2
      Net Income                             --        --       455           --          455
                                                                                       -------
         Total comprehensive income                                                       429

                                         ------------------------------------------    -------
Ending Balance -- December 31, 1999        $744    $1,051    $1,906         ($18)      $3,683
                                         ==========================================    =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

CSW
Consolidated Balance Sheets
Central and South West Corporation
--------------------------------------------------------------------------------
                                                              As of December 31,
                                                            --------------------
                                                              1999       1998
                                                            ---------  ---------
                                                                 (millions)
ASSETS
Fixed Assets
    Electric
        Production                                             $ 5,901   $ 5,887
        Transmission                                             1,663     1,594
        Distribution                                             4,896     4,681
        General                                                  1,437     1,380
        Construction work in progress                              205       166
        Nuclear fuel                                               227       207
                                                               -------   -------
                                                                14,329    13,915
    Other diversified                                              353       333
                                                               -------   -------
                                                                14,682    14,248
  Less - Accumulated depreciation and amortization               6,008     5,652
                                                               -------   -------
                                                                 8,674     8,596
                                                               -------   -------
Current Assets
    Cash and temporary cash investments                            270       157
    Special deposits for reacquisition of long-term debt            50        --
    Accounts receivable                                          1,140     1,110
    Materials and supplies, at average cost                        149       191
    Electric utility fuel inventory                                129        90
    Under-recovered fuel costs                                      52         4
    Notes receivable                                                53       109
    Prepayments and other                                           84        90
                                                               -------   -------
                                                                 1,927     1,751
                                                               -------   -------
Deferred Charges and Other Assets
    Regulatory assets                                              219     1,113
    Regulatory assets designated for securitization                953        --
    Other non-utility investments                                  454       432
    Securities available for sale                                   62        66
    Benefit costs                                                  202       185
    Goodwill                                                     1,330     1,402
    Other                                                          341       352
                                                               -------   -------
                                                                 3,561     3,550
                                                               -------   -------
                                                               $14,162   $13,897
                                                               =======   =======






  The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets
Central and South West Corporation
---------------------------------------------------------------------------
                                                       As of December 31,
                                                     ----------------------
                                                      1999          1998
                                                     --------      --------
CAPITALIZATION AND LIABILITIES                             (millions)
Capitalization
    Common stock:   $3.50 par value
        Authorized shares:   350.0 million shares
        Issued and outstanding: 212.6 million shares
          in 1999 and 212.6 million shares in 1998     $ 744         $ 744
    Paid-in capital                                    1,051         1,049
    Retained earnings                                  1,906         1,823
    Accumulated other comprehensive income               (18)            8
                                                     --------      --------
                                                       3,683  47%    3,624  45%
                                                     ------------- -------------

    Preferred Stock                                       18  --%      176   2%
    Certain Subsidiary-obligated, mandatorily redeemable
       preferred securities of subsidiary trusts holding
       solely Junior Subordinated Debentures of such
       Subsidiaries                                      335   4%      335   4%
    Long-term debt                                     3,821  49%    3,938  49%
                                                     ------------- -------------
          Total Capitalization                         7,857 100%    8,073 100%
                                                     ------------- -------------

Current Liabilities
    Long-term debt due within twelve months              256           169
    Short-term debt                                    1,346           811
    Short-term debt - CSW Credit                         754           749
    Loan notes                                            24            32
    Accounts payable                                     581           624
    Accrued taxes                                        187           190
    Accrued interest                                      64            84
    Other                                                175           218
                                                     --------      --------
                                                       3,387         2,877
                                                     --------      --------
Deferred Credits
    Accumulated deferred income taxes                  2,431         2,410
    Investment tax credits                               254           267
    Other                                                233           270
                                                     --------      --------
                                                       2,918         2,947
                                                     --------      --------
                                                     $14,162       $13,897
                                                     ========      ========








  The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows
Central and South West Corporation
--------------------------------------------------------------------------------
                                                For the Years Ended December 31,
                                                --------------------------------
                                                  1999        1998         1997
                                                 --------    ------      -------
                                                          (millions)
OPERATING ACTIVITIES
    Net income for common stock                  $ 455       $ 440       $ 153
    Non-cash Items and Adjustments
        Depreciation and amortization              580         552         529
        Deferred income taxes and investment
         tax credit                                 24         (56)        110
        Preferred stock dividends                    7           8          12
        Gain on reacquired preferred stock           3           1         (10)
        Charges for investments and assets          --          39          53
        Extraordinary loss - Discontinuance of
          SFAS No. 71                                8          --          --
        Extraordinary loss - Loss on Reacquired
          Debt                                       6          --          --
        Gain on sale of investments                (35)        (13)         --
    Changes in Assets and Liabilities
        Accounts receivable                        (49)       (187)       (140)
        Accounts payable                           (19)         69          59
        Accrued taxes                               --          20        (153)
        Fuel recovery                              (75)        109         (37)
        Fuel inventory                             (38)        (25)         37
        Other                                      (64)        (15)        113
                                                  -----       -----       -----
                                                   803         942         726
                                                  -----       -----       -----
INVESTING ACTIVITIES
    Construction expenditures                     (639)       (492)       (507)
    Disposition of plant                            (1)         (5)          6
    CSW Energy/CSW International projects         (182)       (184)       (382)
    Cash proceeds from sale of investments          80          56          --
    Other                                          (16)        (10)        (21)
                                                  -----       -----       -----
                                                  (758)       (635)       (904)
                                                  -----       -----       -----
FINANCING ACTIVITIES
    Common stock sold                                1          11          20
    Proceeds from issuance of long-term debt       500         154          --
    Reacquisition/Maturity of long-term debt      (342)       (182)       (253)
    Redemption of preferred stock                 (160)        (28)       (114)
    Trust Preferred Securites sold                  --          --         323
    Special deposits for reacquisitions of
      long-term debt                               (50)         --          --
    Other financing activities                     (41)         (4)         (3)
    Change in short-term debt                      541         202         414
    Payment of dividends                          (378)       (378)       (383)
                                                  -----       -----       -----
                                                    71        (225)          4
                                                  -----       -----       -----

Effect of exchange rate changes on cash and cash
   equivalents                                      (3)         --          (5)
                                                  -----       -----       -----

Net Change in Cash and Cash Equivalents            113          82        (179)
Cash and Cash Equivalents at Beginning of Year     157          75         254
                                                  -----       -----       -----
Cash and Cash Equivalents at End of Year         $ 270       $ 157       $  75
                                                  =====       =====       =====

SUPPLEMENTARY INFORMATION
    Interest paid less amounts capitalized       $ 466       $ 446       $ 413
                                                  =====       =====       =====
    Income taxes paid                            $ 175       $ 258       $ 412
                                                  =====       =====       =====




   The accompanying notes to consolidated financial statements are an integral part of these statements.

CENTRAL AND SOUTH WEST CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Nature of Operations
      CSW is a registered holding company under the Holding Company Act subject to regulation by the SEC. The U.S. Electric Operating Companies are also regulated by the SEC under the Holding Company Act.

      The principal business of the U.S. Electric Operating Companies is the generation, transmission, and distribution of electric power and energy. These companies are subject to regulation by the FERC under the Federal Power Act and follow the Uniform System of Accounts prescribed by the FERC. They are subject to further regulation with regard to rates and other matters by state regulatory commissions as follows: CPL and WTU are subject to the Texas Commission; PSO is subject to the Oklahoma Commission; and SWEPCO is subject to the Arkansas, Louisiana, Oklahoma and Texas Commissions.

      The principal business of SEEBOARD is the distribution and supply of electricity and gas in South East England. SEEBOARD is subject to rate regulation by the DGEGS.

      In addition to electric utility operations, CSW has subsidiaries involved in a variety of business activities. CSW Energy and CSW International pursue cogeneration and other energy-related ventures. CSW Credit factors the accounts receivable of affiliated and non-affiliated companies. C3 Communications pursues telecommunications projects. CSW Leasing has investments in leveraged leases. EnerShop offers energy-management services. CSW Energy Services pursued retail energy markets outside of CSW's traditional service territory, until these activities were discontinued in early 1999. In the fourth quarter of 1999, CSW Energy Services began operating a staffing services company for electric utility nuclear power plants, which was previously a PSO investment.

      The more significant accounting policies of the CSW System are summarized below.

      Principles of Consolidation
      The consolidated financial statements include the accounts of CSW and its subsidiary companies. The consolidated financial statements for CPL, PSO and SWEPCO include their respective capital trusts. All significant intercompany transactions have been eliminated.

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

      Provisions for depreciation of plant are computed using the straight-line method, generally at individual rates applied to the various classes of depreciable property. The annual average consolidated composite rates of the Registrants are presented in the following table.

                         CSW      CPL       PSO      SWEPCO     WTU
                      --------------------------------------------------
           1999         3.3%      3.1%      3.1%      3.3%      3.3%
           1998         3.4%      3.0%      3.1%      3.3%      3.2%
           1997         3.4%      3.0%      3.3%      3.2%      3.3%

      CPL Nuclear Decommissioning of STP
      At the end of STP's service life, decommissioning is expected to be accomplished using the decontamination method, which is one of the techniques acceptable to the NRC. Using this method, the decontamination activities occur as soon as possible after the end of plant operations. Contaminated equipment is cleaned and removed to a permanent disposal location, and the site is generally returned to its original condition.

      CPL's decommissioning costs are accrued and funded to an external trust over the expected service life of the STP units. The existing NRC operating licenses will allow the operation of STP Unit 1 until 2027 and Unit 2 until 2028. CPL pays annual decommissioning costs based on the estimated future cost to decommission STP, including escalation for expected inflation to the expected time of decommissioning.

      CPL estimates its portion of the costs of decommissioning STP to be $289 million in 1999 dollars based on a study completed in 1999. CPL is accruing and recovering these decommissioning costs through rates based on the service life of STP at a rate of $8.2 million per year. The funds are deposited with a trustee under the terms of an irrevocable trust and are reflected in CPL's consolidated balance sheets as Nuclear decommissioning trust, with a corresponding amount accrued in Accumulated depreciation. On CSW's consolidated balance sheets, the irrevocable trust is included in Deferred Charges and Other Assets, Other, with a corresponding amount accrued in Accumulated depreciation. In CSW's and CPL's consolidated statements of income, the income related to the irrevocable trust is recorded in Other Income and Deductions, Other. In CPL's consolidated statements of income, the interest expense related to the irrevocable trust is recorded in Interest Charges, Interest on short-term debt and other. In CSW's consolidated statements of income the interest expense related to the irrevocable trust is recorded in Interest and Other Charges, Interest on short-term debt and other. At December 31, 1999, the nuclear trust balance was $86.1 million.

      Electric Revenues and Fuel
      The U.S. Electric Operating Companies record revenues based upon cycle-billings. Electric service provided subsequent to billing dates through the end of each calendar month are accrued for by estimating unbilled revenues in accordance with industry standards.

      CPL, SWEPCO and WTU recover retail fuel costs in Texas as a fixed component of rates whereby over-recoveries of fuel are payable to customers and under-recoveries may be billed to customers after Texas Commission approval. The cost of fuel is charged to expense as incurred, with resulting fuel over-recoveries and under-recoveries recorded as regulatory liabilities and assets. PSO recovers fuel costs in Oklahoma through service level fuel cost adjustment factors, and SWEPCO recovers fuel costs in Arkansas and Louisiana through automatic fuel recovery mechanisms. The application of these mechanisms varies by jurisdiction. See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS, for further information about fuel recovery.

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

      Accounts Receivable
      CSW Credit purchases, without recourse, the billed and unbilled accounts receivable of the U.S. Electric Operating Companies and certain non-affiliated public utility companies.

      Regulatory Assets and Liabilities
      For their regulated activities, the U.S. Electric Operating Companies follow SFAS No. 71, which defines the criteria for establishing regulatory assets and regulatory liabilities. See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation for a discussion of the continued application of SFAS No. 71 to the Texas Electric Operating Companies. Regulatory assets represent probable future revenue to the company associated with certain costs, which will be recovered from customers through the ratemaking process. Regulatory liabilities represent probable future refunds to customers. The regulatory assets are currently being recovered in rates or are probable of being recovered in rates. The unamortized balances are included in the table below.

                                                      1999      1998
                                                   --------  --------
                                                        (millions)
As of December 31
   Regulatory Assets
     Deferred plant costs (1)                        $491        $497
     Mirror CWIP asset                                257         257
     Income tax related regulatory assets, net        318         308
     Deferred restructuring and rate case costs (2)    22          26
     OPEBs                                              2           2
     Under-recovered fuel costs (3)                    52           4
     Loss on reacquired debt                          133         153
     Fuel settlement (4)                                7          14
     Other                                             11          10
                                                   --------  --------
                                                   $1,293      $1,271
                                                   ========  ========
   Regulatory Liabilities
     Refunds due customers (5)                        $15         $22

     Income tax related regulatory
       liabilities,  net                               --          --
                                                   --------  --------
                                                      $15         $22
                                                   ========  ========

(1) $8 million and $15 million earning no return in 1999 and 1998, amortized through 2001.
(2) $8 million and $16 million earning no return in 1999 and 1998, amortized by the end of 2000; $7 million and $10 million earning no return in 1999 and 1998, amortized through 2001.
(3) $6 million earning no return in 1999, amortized over twelve month period, recalculated twice each year.
(4) $7 million and $14 million earning no return in 1999 and 1998, amortized by the end of 2006.
(5) $15 million earning no return in 1998, amortized over twelve month period, recalculated twice each year.


      Under provisions of the Texas Legislation, CPL filed an application with the Texas Commission to securitize generation-related regulatory assets. Management believes the unamortized regulatory asset amounts at December 31,

1999 will either be recovered through: (1) regulated rates; (2) stranded cost recovery; or (3) FERC jurisdictional rates. The legislation provides for securitization of 100% of regulatory assets and 75% of ECOM. Regulatory assets in the amount of $763.7 million have been approved for securitization by the Texas Commission, and a draft order has been prepared in this case. The Texas Commission has indicated that it expects to issue a final order in late March 2000. The settlement also calls for $290 million of the amount originally requested to be included in the calculation of stranded costs in CPL's March 2000 transmission and distribution cost filing. The securitization amount was reduced by $186 million from the amount originally requested to reflect customer benefits associated with accumulated deferred income taxes. CPL previously had proposed to flow these benefits back to customers over the 14-year bond term. See MD&A Securitization of Generation-related Regulatory Assets and Stranded Costs and NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation for a discussion of CPL's securitization application and the Texas Legislation.

      Discontinuance of SFAS No. 71
      Application of SFAS No. 71 was discontinued in 1999 for CPL's and WTU's generation business in Texas and SWEPCO's generation business in Arkansas and Texas resulting from legislation passed in those states. See MD&A - Securitization of Generation-related Regulatory Assets and Stranded Costs and
NOTE 2. LITIGATION AND REGULATORY PROCEDURES - Electric Utility Restructuring Legislation for additional information. The following table summarizes the net assets included in Electric Utility Plant related to each company's generation plant for which the application of SFAS No. 71 was discontinued, compared to total assets at December 31, 1999.

                         Generation Net Assets
                              Which For
                           SFAS No. 71 Was
        Company             Discontinued          Total Assets
      ------------------------------------------------------------
                                          (millions)
      CPL                       $1,872                $4,848
      SWEPCO                       226                 2,108
      WTU                          168                   861

      Goodwill Resulting from SEEBOARD Acquisition
      The acquisition of SEEBOARD was accounted for as a purchase combination. The purchase price has been allocated and is reflected in the consolidated financial statements. The goodwill, resulting from the SEEBOARD acquisition, is being amortized on a straight-line basis over 40 years. The unamortized balance of the SEEBOARD goodwill at December 31, 1999 was $1.3 billion. CSW continually evaluates whether circumstances have occurred that indicates the remaining useful life of goodwill warrants revision.

      Long-Term Contract
      In a joint venture, SEEBOARD Powerlink won a 30-year, $1.6 billion contract to operate, maintain, finance and renew the high-voltage power distribution network of the London Underground. Revenues from this contract are recognized under the percentage of completion method in line with progress on defined contract segments.

      Foreign Currency Translation
      The financial statements of SEEBOARD U.S.A., which are included in CSW's consolidated financial statements, have been translated from British pounds to U.S. dollars in accordance with SFAS No. 52. All asset and liability accounts are translated at the exchange rate at the end of the period, and all income statement items are translated at the weighted average exchange rate for the applicable period. All the resulting translation adjustments are recorded directly to "Accumulated other comprehensive income" on CSW's Consolidated Balance Sheets. Cash flow statement items are translated at a combination of average, historical and current exchange rates. The non-cash impact of the changes in exchange rates on cash and cash equivalents, resulting from the translation of items at the different exchange rates, is shown on CSW's Consolidated Statements of Cash Flows in "Effect of exchange rate changes on cash and cash equivalents."

      One British pound equals the following U.S. dollar amounts:

                                    1999        1998         1997
                                  ---------   ----------  -----------
      At December 31               $1.62        $1.66       $1.65

      Weighted average for
      the 12 months ended
      December 31                  $1.62        $1.66       $1.58

      See NOTE 18. SOUTH AMERICAN INVESTMENTS for information regarding CSW's investments in Brazil and Chile.

      Cash Equivalents
      Cash equivalents are considered to be highly liquid instruments with a maturity of three months or less. Accordingly, temporary cash investments and advances to affiliates are considered cash equivalents.

      Risk Management
      CSW has, at times, been exposed to currency and interest rate risks which reflect the floating exchange rate that exists between the U.S. dollar and the British pound. CSW has utilized certain risk management tools, including cross currency swaps, foreign currency futures and foreign currency options, to manage adverse changes in exchange rates and to facilitate financing transactions resulting from CSW's acquisition of SEEBOARD.

      SEEBOARD has entered into contracts for differences to reduce exposure to fluctuations in the price of electricity purchased from the United Kingdom's electricity power pool. This pool was established at privatization of the United Kingdom's electric industry for the bulk trading of electricity between generators and suppliers.

      CSW accounts for these transactions as hedge transactions and any gains or losses associated with the risk management tools are recognized in the financial statements at the time the hedge transactions are settled. CSW believes its credit risk in these contracts is negligible. See MD&A, RISK MANAGEMENT, NOTE 7. FINANCIAL INSTRUMENTS; NOTE 17. NEW ACCOUNTING STANDARDS and NOTE 18. SOUTH AMERICAN INVESTMENTS for additional information.

      Securities Available for Sale
      CSW accounts for its investments in equity securities in accordance with SFAS No. 115. The investments have been designated as available for sale, and as a result are stated at fair value. Unrealized holding gains and losses, net of related taxes, are included in Accumulated other comprehensive income on CSW's Consolidated Balance Sheets. Information related to these securities available for sale as of December 31, 1999 is presented in the following table.

                                  Original Unrealized Holding
                                   Cost     Gains / (Losses)    Fair Value
           ---------------------------------------------------------------
                                                (millions)

           Securities available
           for sale                $110           $(48)            $62

      As of December 31, 1999, CSW International has invested $110 million in stock of a Chilean electric company. The investment is classified as securities available for sale and accounted for by the cost method. Based on the year-end market value of the shares and foreign exchange rates, the value of the investment at December 31, 1999 is $62 million. The reduction in the carrying value of this investment has been reflected in Accumulated other comprehensive income in CSW's Consolidated Balance Sheets. Management views its investment in Chile as a long-term investment strategy and believes this investment continues to have significant long-term value and that it is recoverable. Management will continue to closely evaluate the changes in the South American economy and its impact on CSW International's investment in the Chilean electric company. See
NOTE 18. SOUTH AMERICAN INVESTMENTS.

      Inventory
      CPL, PSO and WTU utilize the LIFO method for the valuation of all fossil fuel inventories. SWEPCO continues to utilize the weighted average cost method pending approval of the Arkansas Commission to utilize the LIFO method. At December 31, 1999, none of the U.S. Electric Operating Companies had LIFO reserves. LIFO reserves are the excess of the inventory replacement cost over the carrying amount on the balance sheet.

      Comprehensive Income
      Consistent with the requirements of SFAS No. 130, CSW discloses comprehensive income. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

      Components of Other Comprehensive Income
      The following table provides the components that comprise the balance sheet amount in Accumulated other comprehensive income.

                      Components                1999     1998     1997
         ----------------------------------------------------------------
                                                      (millions)

         Foreign Currency Adjustments             $6      $34      $27
         Unrealized Losses on Securities         (20)     (20)       1
         Minimum Pension Liability                (4)      (6)      (5)
                                              ---------------------------
                                                $(18)      $8      $23
                                              ---------------------------

      Segment Reporting
      CSW has adopted SFAS No. 131, which requires disclosure of select financial information by business segment as viewed by the chief operating decision-maker. See NOTE 14. BUSINESS SEGMENTS.

      Reclassification
      Certain financial statement items for prior years have been reclassified to conform to the 1999 presentation.

2.  LITIGATION AND REGULATORY PROCEEDINGS

      Litigation Related to the Rights Plan and AEP Merger
      Two lawsuits were filed in Delaware state court seeking to enjoin the AEP Merger. CSW and each of its directors were named as defendants in both cases. The first suit alleged that the Rights Plan, approved by the CSW Board of Directors on September 27, 1997, constituted a "poison pill" precluding acquisition offers and resulting in a heightened fiduciary duty on the part of the CSW Board of Directors to pursue an auction-type sales process to obtain the best value for CSW stockholders. The second suit alleged that the AEP Merger was unfair to CSW stockholders in that it did not recognize the underlying intrinsic value of CSW's assets and its future profitability. Both suits were dismissed in 1999.

      Electric Utility Restructuring Legislation
      On June 18, 1999, legislation was signed into law in Texas that will restructure the electric utility industry in the state. The new law, among other things,

- gives Texas customers of investor-owned utilities the opportunity to choose their electric provider beginning January 1, 2002;

- provides for the recovery of stranded costs, which are defined as the excess of net book value of generation assets over the defined market value of those assets;

-   requires reductions in nitrogen oxide and sulfur dioxide emissions;

- provides a rate freeze until January 1, 2002 followed by a 6% rate reduction for residential and small commercial customers, an additional rate reduction for low-income customers and a number of customer protections; and

- sets certain limits on capacity owned and controlled by power generation companies.

      Rural electric cooperatives and municipal electric systems can choose whether to participate in retail competition. Delivery of the electricity at regulated prices will continue to be the responsibility of the local electric transmission and distribution utility company. Each utility must unbundle its business activities into a retail electric provider, a power generation company and a transmission and distribution utility.

      CPL, SWEPCO and WTU filed their business separation or "unbundling" plans with the Texas Commission on January 10, 2000. The filing gives an overview of how the Texas Electric Operating Companies could separate into three separate companies to meet the requirements of the Texas Legislation. Specifically, the filing describes the financial aspects of separating the companies, lists the functions each of the new business entities will perform, describes how the companies will physically separate their operations, discusses the accounting aspects, describes how the companies will handle competitive energy services, and introduces interim and permanent codes of conduct. The main issues the Texas Commission will determine in this case are whether CSW's proposed business separation method and the proposed code of conduct are in compliance with the Texas Legislation. Other separation issues will be presented in a March 31, 2000 cost unbundling filing. CPL, SWEPCO and WTU expect an order from the Texas Commission on this case in the second quarter of 2000.

      During 1999, legislation was also enacted in Arkansas that will ultimately restructure the electric utility industry in that state. SWEPCO will file a business unbundling plan in Arkansas in mid-2000.

      The financial statements of the U.S. Electric Operating Companies have historically reflected the effects of applying the requirements of SFAS No. 71. Pursuant to those requirements, the U.S. Electric Operating Companies have recorded regulatory assets and liabilities (probable future revenues and refunds) to reflect the economic effect of cost-based regulation. When a company determines that its operations or a segment of its operations no longer meets the criteria for applying SFAS No. 71, it is required to apply the requirements of SFAS No. 101. Pursuant to those requirements and further guidance provided in EITF 97-4, a company is required to write-off regulatory assets and liabilities related to deregulated operations, unless recovery of such amounts is provided through rates to be collected in a continuing regulated portion of the company's operations. Additionally, it is required to determine if any plant assets are impaired under SFAS No. 121.

      As a result of the scheduled deregulation of generation in Texas and Arkansas, CSW concluded that it should discontinue the application of SFAS No. 71 for the Texas generation portion of the business for CPL and WTU and the Texas and Arkansas jurisdictional portions of the generation business for SWEPCO. Consequently, WTU recorded an extraordinary charge to earnings of $5.5 million and SWEPCO recorded an extraordinary charge to earnings of $3.0 million to reflect the effects of discontinuing the application of SFAS No. 71 and to write-off net regulatory assets that are not probable of recovery.

      The discontinuance of SFAS No. 71 for CPL did not result in a net charge to earnings as such net regulatory assets, pursuant to the legislation, are expected to be recovered from transmission and distribution customers through rates that will continue to be regulated.

      Electric utilities who have stranded costs under the Texas Legislation are allowed to recover generation-related regulatory assets that otherwise may not be recoverable in the future competitive market. All or a majority of those costs can be refinanced through securitization, which is a financing structure designed to provide lower financing costs than is available through the conventional utility cost of capital model. The securitized amounts are then recovered through a non-bypassable wires charge. On October 18, 1999, CPL filed an application with the Texas Commission to securitize approximately $1.27 billion of its retail generation-related regulatory assets and approximately $47 million in other qualified costs. CPL expects to issue the securitization bonds in 2000, depending on market conditions and the timing of an order from the Texas Commission. Hearings were held in December 1999. CPL reached settlement agreements which resolved all issues except the role of the Texas Commission's financial advisor.

      On Feburary 10, 2000, the Texas Commission tentatively approved a settlement, which will permit CPL to securitize approximately $764 million of regulatory assets. The Texas Commission is expected to grant final approval by March 27, 2000. The settlement calls for CPL to reduce its proposed amount to be securitized from $1.27 billion to approximately $764 million of regulatory assets plus an estimated $29 million of other qualified costs. The settlement also calls for $290 million of the amount originally requested to be included in the calculation of stranded costs in CPL's March 2000 transmission and distribution cost filing. This filing will establish stranded costs, of which 75% can be securitized and 25% can be recovered through a competitive transition charge. The securitization amount was reduced by $186 million from the amount originally requested to reflect customer benefits associated with accumulated deferred income taxes. CPL previously had proposed to flow these benefits back to customers over the 14-year bond term. A second phase of securitization could occur when the Texas Commission makes a preliminary determination of stranded costs, currently expected to occur in the first half of 2001. A non-bypassable charge will be used to recover additional unsecuritized stranded cost amounts.

      Under the provisions of EITF 97-4, CPL's generation-related net regulatory assets were transferred to the transmission and distribution portion of the business and will be amortized as they are recovered through charges to customers. Management currently believes all generation-related regulatory assets for CPL will be recovered as provided under Texas Legislation. If future events were to occur that made the recovery of these assets no longer probable,

CPL would write-off any non-recoverable portion of such assets as a non-cash charge to earnings.

      The discontinuance of SFAS No. 71 for CPL's and WTU's Texas generation business and SWEPCO's Texas and Arkansas generation business requires that these businesses no longer defer costs or recognize liabilities strictly resulting from the actions of a regulator. For example, operations and maintenance expenditures will be expensed as incurred regardless of regulatory treatment. In addition, the equity component of allowance for funds used during construction can no longer be accrued for generation-related capital projects. Instead, the businesses will be required to follow the interest capitalization rules in SFAS No. 34. SFAS No. 71 also allowed for the deferral of the loss on any reacquired debt. In December 1999, CPL incurred a loss totaling approximately $8.5 million that was expensed as an extraordinary item, since CPL is no longer able to apply the provisions of SFAS No. 71 to its Texas generation-related operations.

      CPL's amount of regulatory assets and stranded costs are subject to a final determination by the Texas Commission in 2004. The Texas Legislation provides that all such finally determined stranded costs will be recovered. Since SWEPCO and WTU are not expected to have net stranded costs, all generation-related non-recoverable net regulatory assets were written off and reflected on the statement of income as an extraordinary loss. See NOTE 16. EXTRAORDINARY ITEMS.

      Additionally, CPL, SWEPCO and WTU performed an accounting impairment analysis of generation assets under SFAS No. 121 and concluded there was no impairment of generation assets at that time. An impairment analysis involves estimating future net cash flows arising from the use of an asset. If the net cash flows exceed the net book value of the asset, then there is no impairment of the asset for accounting purposes. CPL, SWEPCO and WTU will continue to review their assets for potential impairment if events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

      The Texas Legislation also provides that each year during the 1999 through 2001 rate freeze period, utilities with stranded costs are required to apply any earnings in excess of the most recently approved cost of capital in a company's last rate case (if issued on or after January 1, 1992) to reduce stranded costs. As a result, CPL recorded a net charge to earnings of $12.0 million for 1999 to reflect the impact of this provision. Utilities without stranded costs must either flow such amounts back to customers or make capital expenditures, at no charge to customers, to improve transmission or distribution facilities or to improve air quality. As a result, WTU recorded a net charge to 1999 earnings of $3.9 million and SWEPCO recorded a net charge of $4.2 million to 1999 earnings from the effect of the excess earnings under the Texas Legislation. The charges were based on estimates for the current year and are subject to final determination by the Texas Commission.

      Beginning January 1, 2002, fuel costs will not be subject to Texas Commission fuel reconciliation proceedings. Consequently, CPL, SWEPCO, and WTU will file a final fuel reconciliation with the Texas Commission reconciling fuel costs through the period December 31, 2001. These final fuel balances will be included in each company's true-up proceeding in 2004.

      CSW continues to analyze the impact of the electric utility industry restructuring legislation on the U.S. Electric Operating Companies. The Texas Commission has established numerous task forces, including representatives from CPL, SWEPCO and WTU, to address various issues associated with the Texas Legislation and to provide guidance regarding implementation of restructuring.

      As previously discussed, as a result of the Texas Legislation, CPL filed its application for securitization on October 18, 1999 with the Texas Commission. CPL, SWEPCO and WTU filed business separation plans with the Texas

Commission on January 10, 2000, and will file excess earnings reports and cost unbundling plans in March 2000 and CPL will file its ECOM report in March 2000.

      Also  see  MD&A  -  RECENT  DEVELOPMENTS  AND  TRENDS,   Electric  Utility
Restructuring Legislation for a discussion on restructuring legislation.

      CPL Rate Review - Docket No. 14965
      In November 1995, CPL filed with the Texas Commission a request to increase its retail base rates by $71 million. On October 16, 1997, the Texas Commission issued the CPL 1997 Final Order which lowered the annual retail base rates of CPL by approximately $19 million, or 2.5%, from CPL's rate level existing prior to May 1996. The Texas Commission also included a "glide path" rate methodology in the CPL 1997 Final Order pursuant to which CPL's annual rates were reduced by $13 million beginning May 1, 1998 with an additional reduction of $13 million on May 1, 1999.

      CPL filed an appeal of the CPL 1997 Final Order to the State District Court of Travis County to raise several issues related to the rate case. The primary issues include: (i) the classification of $800 million of invested capital in STP as ECOM which was also assigned a lower return on equity than non-ECOM property; (ii) the Texas Commission's use of the "glide path" rate reduction methodology applied on May 1, 1998 and 1999; and (iii) the $18 million of disallowed affiliate expenses from CSW Services. As part of the appeal, CPL sought a temporary injunction to prohibit the Texas Commission from implementing the "glide path" rate reduction methodology. The court denied the temporary injunction and the "glide path" rate reduction was implemented in May 1998 and May 1999. Hearings on the appeal were held during the third quarter of 1998, and a judgment was issued in February 1999 affirming the Texas Commission order, except for a consolidated tax issue in the amount of $6 million, which was remanded to the Texas Commission.

      CPL filed an appeal of this most recent order to the Third District of Texas Court of Appeals and management is unable to predict how the final resolution of these issues will ultimately affect CSW's and CPL's results of operations and financial condition. On May 4, 1999, AEP and CSW announced that they had reached a stipulated agreement with the General Counsel of the Texas Commission and other intervenors in the state of Texas related to the AEP/CSW merger case. The Texas Commission approved the AEP Merger in early November 1999. If the AEP Merger is ultimately consummated, CSW will withdraw its appeal with respect to the "glide path" rate reduction methodology as discussed above as issue "(ii)" but will continue seeking the appeal of issues "(i) and (iii)" as discussed above. See NOTE 15. PROPOSED AEP MERGER and MD&A - PROPOSED AEP MERGER for a discussion on the stipulated agreement.

      See MD&A - RATES AND REGULATORY MATTERS, CPL Rate Review - Docket No. 14965 for a discussion of the CPL 1997 Final Order.

      CPL Deferred Accounting
      By orders issued in 1989 and 1990, the Texas Commission authorized CPL to defer certain STP Unit 1 and Unit 2 costs incurred between the commercial operation dates of those units and the effective date of rates reflecting the operation of those units. Upon appeal of the 1989 CPL order, and a related order involving another utility, the Supreme Court of Texas in 1994 sustained deferred accounting as an appropriate mechanism for the Texas Commission to use in preserving the financial integrity of CPL, but remanded CPL's case to the Third District of Texas Court of Appeals to consider certain substantial evidence points of error not previously decided by the Third District of Texas Court of
Appeals.  On August  16,  1995,  the Third  District  of Texas  Court of Appeals
rendered its opinion in the remand proceeding and affirmed the Texas Commission's order in all respects.

      By orders issued in October 1990 and December 1990, the Texas Commission quantified the STP Unit 1 and Unit 2 deferred accounting costs and authorized the inclusion of the amortization of the costs and associated return in CPL's retail rates. These Texas Commission orders were appealed to the Travis County District Court where the appeals are still pending. Language in the Supreme Court of Texas' opinion in the appeal of the deferred accounting authorization case suggests that the appropriateness of including deferred accounting costs in rates charged to customers is dependent on a finding in the first case in which the deferred STP costs are recovered through rates that the deferral was actually necessary to preserve the utility's financial integrity. If in the appeals of the October 1990 and December 1990 rate orders, the courts decide that subsequent review under the financial integrity standard is required and was not made in those orders, such rate orders would be remanded to the Texas Commission for the purpose of entering findings applying the financial integrity standard. Pending the ultimate resolution of CPL's deferred accounting issues, management is unable to predict how its deferred accounting orders will ultimately be resolved by the Texas Commission.

      If CPL's deferred accounting matters are not favorably resolved, CSW could experience a material adverse effect on its results of operations and financial condition. While management is unable to predict the ultimate outcome of these matters, management believes either that CPL will receive approval of its deferred accounting amounts or that CPL will be successful in renegotiation of its rate orders, so that there will be no material adverse effect on CSW's results of operation or financial condition.

      The deferred accounting amounts are included in the amounts to be securitized as part of the settlement amount approved by the Texas Commission in its October 18, 1999 securitization filing. See MD&A - Securitization of Generation-related Regulatory Assets and Stranded Costs.

      CPL Fuel Reconciliation
      On December 31, 1998, CPL filed with the Texas Commission an application to reconcile fuel costs and to request authorization to carry the reconciled balance forward into the next reconciliation period. During the reconciliation period of July 1, 1995 through June 30, 1998, CPL incurred $828.5 million in eligible fuel and fuel-related expenses. The Texas jurisdictional allocation of such fuel and fuel-related expenses is $783.4 million.

      In addition to requesting reconciliation of its fuel and fuel-related expenses for the reconciliation period, CPL requested authority from the Texas Commission to recover the reward earned during the reconciliation period under the performance standard adopted in the CPL 1997 Final Order for CPL's share of STP. The Texas Commission adopted a three-year average capacity factor of 83% performance standard for STP in that order. During the reconciliation period, STP operated at a net capacity factor of 93.1%, resulting in a reward of $19.2 million.

      CPL requested authority to recover the Texas portion of 50% of the reward by including 1/36th of this amount in Texas retail eligible fuel expense each month for the three-year period following the Texas Commission's order in the fuel reconciliation case. CPL further requested authority to apply the amounts of the reward recovered through Texas retail eligible fuel expense toward additional amortization of its STP deferred accounting regulatory asset. The remaining 50% of the reward would be "banked" to be used against potential future penalties or other disallowance of fuel costs. Hearings were held before an ALJ in June 1999. In July 1999, all parties reached a settlement in principle. The settlement resolves all disputed issues and includes a disallowance of $7.44 million recorded in the third quarter of 1999. The settlement provides for no STP performance reward either now or in the future. The Texas Commission issued its final order on September 23, 1999 approving the settlement.

      CPL Fuel Factor Filing
      In January 2000, CPL filed with the Texas Commission an Application for Authority to implement an increase in fuel factors of $55.4 million, or 16.5% on an annual basis effective with the March 2000 billing month. Additionally, CPL proposed to implement an interim fuel surcharge of $36.5 million, including accumulated interest over a six-month period to collect its under-recovered fuel costs beginning in April 2000. CPL entered into a settlement providing for an increase in fuel factors of $43.3 million or 12.9% and a surcharge of $24.7 million. The settlement will be implemented in March and April 2000.

      CPL Municipal Franchise Fee Litigation
      In May 1996, the City of San Juan, Texas filed a class action suit in Hidalgo County, Texas District Court on behalf of all cities served by CPL based upon CPL's alleged underpayment of municipal franchise fees. The plaintiffs' third amended petition, filed in January 2000, asserts various contract and tort claims against CPL as well as certain audit rights. The third amended petition seeks actual damages of up to $200 million, punitive damages of up to $100 million and attorneys' fees. CPL filed a counterclaim for any overpayment of franchise fees it may have made as well as its attorneys' fees. CPL also filed a motion to transfer venue to Nueces County, Texas, and a plea to the jurisdiction and pleas in abatement asserting that the Texas Commission has primary jurisdiction over the claims. In May 1996 and December 1996, respectively, the Cities of Pharr, Texas and San Benito, Texas filed individual suits making claims virtually identical to those claimed by the City of San Juan. The suit filed by the City of San Benito has been voluntarily dismissed.

      In January 1997, CPL filed an original petition at the Texas Commission requesting the Texas Commission to declare its jurisdiction over CPL's collection  and payment of municipal  franchise  fees. In April 1997,  the Texas
Commission issued a declaratory order in which it declined to assert jurisdiction over the claims of the City of San Juan. CPL appealed the Texas Commission's decision to the Travis County, Texas District Court, which affirmed the Texas Commission ruling on February 19, 1999. CPL appealed this ruling to the Austin Court of Appeals; oral argument was heard on this appeal in November 1999.

      After the Texas Commission's order, the Hidalgo County District Court overruled CPL's plea to the jurisdiction and plea in abatement. In July 1997, the Hidalgo County District Court entered an order certifying the case as a class action. CPL appealed this order to the Corpus Christi Court of Appeals. In February 1998, the Corpus Christi Court of Appeals affirmed the trial court's order certifying the class. CPL appealed the Corpus Christi Court of Appeals ruling to the Texas Supreme Court, which declined to hear the case. In August 1998, the Hidalgo County District Court ordered the case to mediation and suspended all proceedings pending the completion of the mediation. The mediation was completed in December 1998, but the case was not resolved.

      On January 5, 1999, a class notice was mailed to each of the cities served by CPL. Over 90 of the 128 cities declined to participate in the lawsuit. However, CPL has pledged that if any final, non-appealable court decision in the litigation awards a judgement against CPL for a franchise underpayment, CPL will extend the principles of that decision, with regard to the franchise underpayment, to the cities that decline to participate in the litigation. The plaintiffs filed a motion to extend the time for the cities to decide whether to participate in the lawsuit. In December 1999, the court ruled that the class would consist of 30 cities, and the plaintiffs' motion to extend the time for the cities to participate in the lawsuit was withdrawn. The City of Weslaco has recently joined as an additional class representative.

      Although CPL believes that it has substantial defenses to the cities' claims and intends to defend itself against the cities' claims and pursue its counterclaims vigorously, management cannot predict the outcome of the municipal franchise fee litigation or its impact on CSW's results of operations or financial position.

      CPL Anglo Iron Litigation
      In April 1998, CPL was sued by Anglo Iron in the United States District Court for the Southern District of Texas, Brownsville Division, for claims arising from the clean-up of a site owned and operated by Anglo Iron in Harlingen, Texas. Anglo Iron sought reimbursement pursuant to CERCLA and common law contribution and indemnity for alleged response and clean-up costs of $328,139 and damages of $150,000 for "loss of fair market value" of the site. In 1999, the parties settled the case for $137,500, and the case was dismissed with prejudice.

      CPL Sinton Landfill Litigation
      CPL, along with over 30 others, was named as a defendant in the district court in San Patricio County, Texas. The plaintiffs are approximately 500 current and former landowners in the vicinity of a landfill site near Sinton, Texas. Each plaintiff alleges $10 million property damage and personal injury as a result of alleged contamination from the site. Plaintiffs made a collective settlement demand upon CPL for $1.1 million. In January 1999, in exchange for a de minimus sum, CPL reached an agreement with Browning Ferris Industries, Inc., the operator of the site, to indemnify CPL for any judgment or settlement amount that CPL may owe to the plaintiffs in this case, as well as CPL's attorney's fees incurred after the agreement. In August 1999, the trial court granted summary judgment for CPL. The plaintiffs appealed the summary judgment ruling. Management believes that the ultimate resolution of this matter will not have a material adverse impact on CSW's consolidated results of operations or financial condition.

      CPL Valero Litigation
      In April 1998, Valero filed suit against CPL in Nueces County, Texas District Court, alleging claims for breach of contract and negligence. Valero's suit seeks in excess of $11 million as damages for property loss and lost profits allegedly incurred after an interruption of electricity to its facility in Corpus Christi, Texas in April 1996. The parties held a settlement conference in August 1999, but no progress was made toward settlement of the case. The case is currently in discovery. Management cannot predict the outcome of this litigation. However, management believes that CPL has valid defenses to Valero's claims and intends to defend the matter vigorously. Management also believes that the claims are covered by insurance and that the ultimate resolution of this matter will not have a material adverse impact on CSW's consolidated results of operations or financial condition.

      CPL and WTU Complaint versus Texas Utilities Electric Company (Docket No. 17285)
      A joint complaint filed by CPL and WTU with the Texas Commission asserted that since January 1, 1997, Texas Utilities Electric Company had been effectively double charging for transmission service within ERCOT. A proposal for decision received in February 1998 recommended approval of a proposal by CPL and WTU to reduce by $15.5 million annually their payments to Texas Utilities Electric Company. The Texas Commission approved the proposal in September 1998. Although Texas Utilities Electric Company appealed the Texas Commission final order, it refunded $26.6 million to CPL and WTU in November 1998. Prior to the Texas Commission's September 1998 decision, the $15.5 million annual payment to Texas Utilities Electric Company was allocated to the U.S. Electric Operating Companies. As a result of this order, the payment continues to be recorded on CPL's and WTU's books as a reduction to ERCOT transmission expense and there will be no future expenses recorded on the books of PSO and SWEPCO.

      On November 15, 1999, CPL and WTU reached a settlement with Texas Utilities Electric Company. This settlement resulted in the execution of two new Transmission Service Agreements retroactive to January 1, 1997. As a result of this settlement, all pending litigation between Texas Utilities Electric Company and CSW will be terminated and Texas Utilities Electric Company will withdraw its appeal in Docket No. 17285. CPL and WTU agreed to pay Texas Utilities Electric Company $12 million during 2000. The $12 million liability was accrued on CPL's and WTU's books during the fourth quarter of 1999. CPL accrued $6.4 million and WTU accrued $5.6 million. In addition, the two new Transmission Service Agreements require CPL and WTU to pay for export transmission service along with the ERCOT transmission charges approved by the Texas Commission.

      Transmission Coordination Agreement
      The transmission coordination agreement provides the means by which the U.S. Electric Operating Companies plan, operate and maintain the four separate transmission systems as a single unit. The agreement also establishes the method by which the U.S. Electric Operating Companies allocate revenues received under open access transmission tariffs. In August 1998, the FERC accepted the transmission coordination agreement for filing, suspended it for a nominal period, and made it effective retroactive to January 1, 1997, subject to refund and investigation. In the fourth quarter of 1998, the U.S. Electric Operating Companies and supporting intervenor signatories filed an uncontested offer of settlement. The FERC issued an order on June 18, 1999, accepting the offer of settlement. The FERC further ordered that appropriate refunds be made to reflect the terms of the revised transmission coordination agreement. In the second quarter of 1999, the FERC also issued an order accepting the U.S. Electric Operating Companies' compliance filing of their open access transmission tariff. The FERC previously had ordered the compliance filing to review the method by which certain open access transmission tariff customers were to be charged for transmission service. As a result of that order, certain changes were made in the transmission coordination agreement related to the allocation of certain open access transmission tariff revenues. Each U.S. Electric Operating Company will be allocated revenue in proportion to each company's respective revenue requirement for the service it provides under the revised open access transmission tariff. The U.S. Electric Operating Companies requested and received from the FERC a deferral of their refund obligation until the FERC issues an order accepting the revised transmission coordination agreement.

      On October 29, 1999, CSW filed with the FERC a revised transmission coordination agreement. The revised transmission coordination agreement includes changes to the original transmission coordination agreement to ensure the above-mentioned allocation of revenues to each U.S. Electric Operating Company. In 1999, each of the U.S. Electric Operating Companies recorded the estimated impact of the reallocation of open access transmission tariff revenues, which increased CSW's income before taxes by approximately $2.4 million. The earnings increase was related to additional non-affiliated revenues resulting from the open access transmission tariff. On December 16, 1999, the FERC accepted the revised transmission coordination agreement, which is retroactive to January 1, 1997.

      PSO Rate Review
      In July 1996, the Oklahoma Commission staff filed an application seeking a review of PSO's earnings and in July 1997 recommended a rate reduction of $76.8 million for PSO.

      On October 23, 1997, the Oklahoma Commission issued a final order approving a stipulated agreement with parties to settle the rate inquiry. The PSO 1997 Rate Settlement Agreement called for PSO to lower its retail base rates beginning with the December 1997 billing cycle by approximately $35.9 million annually, or a 5.3% decrease below the then current level of retail rates. Part of the rate reduction included a reduction in annual depreciation expense of approximately $10.9 million. In addition, the PSO 1997 Rate Settlement Agreement resulted in PSO making a one-time $29 million refund to customers in December 1997.

       The PSO 1997 Rate Settlement Agreement also called for PSO to eliminate or amortize before its next rate filing approximately $41 million in certain deferred assets, approximately $26 million of which had been expensed in 1996. The remaining $15 million of deferred assets, which included approximately $9 million of costs incurred for customer energy management incentive programs, were written off in 1997. The financial impact of the PSO 1997 Rate Settlement Agreement on PSO's 1997 results of operations was a reduction in revenues of

$31.5 million and a reduction in expenses of $4.1 million which included the write-off of the previously mentioned deferred assets.

      The PSO 1997 Rate Settlement Agreement resulted in a material adverse effect on PSO's, but not CSW's, results of operations for 1997 that will have a continuing impact because of the rate decrease. However, it reduced significant risks for PSO related to this regulatory proceeding and should allow PSO's rates to remain competitive for the foreseeable future.

      PSO PCB Cases
      PSO was named a defendant in petitions filed in state court in Oklahoma in 1996. The petitions allege that the plaintiffs suffered personal injury and fear future injury as a result of contamination by PCBs from a transformer malfunction that occurred in April 1982 at the Page Belcher Federal Building in Tulsa, Oklahoma. Each of the plaintiffs seeks actual and punitive damages in excess of $10,000. Other claims arising from this incident were settled and the suits dismissed. During 1999, eleven cases were settled for a nominal amount covered by PSO's insurance, and two cases were dismissed for failure to prosecute. At December 31, 1999, nine cases remain pending. Management believes that PSO has defenses to the remaining cases and intends to defend them vigorously. Management believes that the remaining claims, excluding claims for punitive damages, are covered by insurance and that the ultimate resolution of the remaining lawsuits will not have a material effect on CSW's results of operations or financial condition.

      SWEPCO Louisiana Rate Review
      In December 1997, the Louisiana Commission announced it would review SWEPCO's rates and service. In October 1999, SWEPCO and the staff of the Louisiana Commission reached an agreement and stipulation, which was filed on October 14, 1999. The significant provisions of the agreement and stipulation follow:

- SWEPCO's Louisiana retail jurisdictional revenues were reduced by $11 million, effective with the December 1999 billing cycle;

-    SWEPCO is allowed to earn an 11.1% return on common equity;

- SWEPCO is allowed to recover certain regulatory assets totaling $7.1 million;

- SWEPCO will be subject to a two-year base rate freeze, which includes force majeure provisions; and

- SWEPCO will be allowed to increase depreciation rates for transmission, distribution and general plant.

      The Louisiana Commission approved the agreement and stipulation in November 1999, which was implemented in December 1999.

      SWEPCO Arkansas Rate Review
      In July 1998, the Arkansas Commission began a review of SWEPCO's earnings. On July 30, 1999, SWEPCO entered into a settlement agreement with the general staff of the Arkansas Commission and the Arkansas Attorney General's Office. The settlement agreement reduces SWEPCO's Arkansas annual revenues by $5.4 million, or 3%. Additionally, the stipulation and settlement agreement provides for a 10.75% return on common equity, an increase in depreciation rates, and an agreement by SWEPCO not to seek recovery of generation-related stranded costs.

      On September 23, 1999, the Arkansas Commission issued an order approving the stipulation and settlement agreement. On October 25, 1999, SWEPCO filed compliance rate tariffs with the Arkansas Commission, which are consistent with the Arkansas Commission order. The provisions of the settlement agreement were implemented in December 1999.

      SWEPCO Fuel Proceeding
      In May 1997, SWEPCO filed with the Texas Commission an application to reconcile fuel costs and implement a 12-month surcharge of fuel cost under-recoveries. Because of the uncertainty as to when a surcharge may be implemented, SWEPCO did not propose a surcharge period or a total surcharge amount, which would include interest through the entire surcharge period. However, SWEPCO indicated that it had under-recovered Texas jurisdictional fuel costs of approximately $16.8 million, including interest through December 1996. Included in the $16.8 million balance are fuel-related litigation expenses of $5.0 million and an interest return of $2.0 million on the unamortized balance of a fuel contract termination payment.

      On December 8, 1997, SWEPCO and the other parties to the proceedings before the Texas Commission filed a settlement on all issues except as to whether transmission equalization payments should be included in fuel or base revenues. The settlement resulted in a decrease of the under-recovered fuel costs, and the resulting surcharge recovery, by $6.0 million, which was recorded in 1997. The settlement also provides that SWEPCO's fuel and fuel-related expenses during the reconciliation period were reasonable and necessary and recoverable as fuel expense. Also, the settlement provides that SWEPCO's actions in litigating and renegotiating certain fuel contracts, together with the prices, terms and conditions of the renegotiated contracts, were prudent.

      On April 8, 1998, the ALJ issued a proposal for decision regarding the only outstanding issue, recommending that SWEPCO be allowed to include transmission equalization expense in eligible fuel expense. On May 19, 1998, the Texas Commission reversed the ALJ and ordered an earnings reduction of approximately $1.8 million, recorded in the second quarter of 1998. On June 8, 1998, SWEPCO filed a motion for rehearing on the transmission equalization issue, which was denied through operation of law. After the Texas Commission's order on May 19, 1998, SWEPCO had still under-recovered its fuel and fuel related expenses. On July 1, 1998, the Texas Commission issued an order allowing SWEPCO to surcharge its Texas retail customers $6.9 million of under-recovered fuel and fuel-related expenses and associated interest. The surcharge began in July 1998 and ended in June 1999. SWEPCO has filed an appeal regarding this matter in the State District Court of Travis County, Texas. Management is unable to predict the ultimate outcome of this litigation. However, SWEPCO has agreed to withdraw the appeal if the AEP Merger is consummated. See NOTE 15. PROPOSED AEP MERGER for additional information.

      SWEPCO Interim Fuel Refund
      On August 24, 1999, SWEPCO filed an application at the Texas Commission to make an interim refund of fuel cost over-recoveries of $7.5 million received by SWEPCO from its Texas retail jurisdictional customers. The application requested that the refund be made in October 1999. On September 20, 1999, a stipulation between all parties was filed with the Texas Commission, which preserved SWEPCO's application to refund $7.5 million to SWEPCO's Texas retail customers. An order granting interim approval to make the refund in October 1999 was issued by the hearing examiner on September 24, 1999. SWEPCO began implementing the refund on customer bills during the first billing cycle of October 1999. On October 21, 1999, the Texas Commission issued a final order which affirmed approval to refund the fuel cost over-recoveries.

      SWEPCO Lignite Mining Agreement Litigation
      SWEPCO and CLECO are each a 50% owner of Dolet Hills Power Station Unit 1 and jointly own lignite reserves in the Dolet Hills area of northwestern Louisiana. In 1982, SWEPCO and CLECO entered into a lignite mining agreement with the DHMV, a partnership for the mining and delivery of lignite from a portion of these reserves.

      On April 15, 1997, SWEPCO and CLECO sued DHMV and its partners in the United States District Court for the Western District of Louisiana seeking to enforce various obligations of DHMV to SWEPCO and CLECO under the lignite mining agreement, including provisions relating to the quality of the delivered lignite, pricing, and mine reclamation practices. On June 15, 1997, DHMV filed an answer denying the allegations in the suit and filed a counterclaim asserting various contract-related claims against SWEPCO and CLECO. SWEPCO and CLECO have denied the allegations contained in the counterclaims. On January 8, 1999, SWEPCO and CLECO amended the claims against DHMV in the lawsuit to include a request that the lignite mining agreement be terminated. The parties engaged in unsuccessful settlement discussions in the third quarter of 1999 and early 2000. The trial date is May 22, 2000.

      Although management cannot predict the ultimate outcome of this matter, management believes that the resolution of this matter will not have a material effect on CSW's results of operations or financial condition.

      Withdrawal of SWEPCO Cajun Asset Proposal
      Cajun filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code on December 21, 1994 under the supervision of the United States Bankruptcy Court for the Middle District of Louisiana. Both SWEPCO and Louisiana Generating LLC had filed competing plans of reorganization for the non-nuclear assets of Cajun with the bankruptcy court.

      On August 26, 1999, SWEPCO, together with the Cajun Members Committee and Washington-St. Tammany Electric Cooperative, reached a settlement agreement to withdraw the jointly filed July 1999 SWEPCO Plan to acquire all of the non-nuclear assets of Cajun. SWEPCO had deferred approximately $13.0 million in costs related to the Cajun acquisition on its consolidated balance sheet. Under the settlement agreement, SWEPCO received $7.5 million on November 8, 1999. The remaining balance was written off in the third quarter of 1999, resulting in a $3.7 million after tax charge to earnings.

      WTU Fuel Factor and Interim Fuel Surcharge Filing
      In March 1998, WTU filed with the Texas Commission an application for authority to implement an increase in fuel factors of $7.4 million, or 7.3% on an annual basis. Additionally, WTU proposed to implement a fuel surcharge of $6.8 million, including accumulated interest over a six-month period to collect its under-recovered fuel costs. WTU implemented the revised fuel factors with its June 1998 billing.

      In September 1999, WTU filed with the Texas Commission an application for authority to implement an increase in fuel factors of $13.5 million or 12.2% on an annual basis. Additionally, WTU proposed to implement an interim fuel surcharge of $6.5 million, including accumulated interest over a six-month period to collect its under-recovered fuel costs. WTU proposed to implement the revised fuel factors with its December 1999 cycle billing. On November 4, 1999, the Texas Commission approved WTU's application. The order allows an increase in fuel factors of 12.2% on an annual basis beginning in the billing cycle for December 1999 and to surcharge customers to recover $6.5 million of under-recovered fuel costs and associated interest for six months beginning in the billing cycle for January 2000.

      Regulatory Price Proposal for SEEBOARD
      On December 2, 1999, OFGEM published its final price proposals from its United Kingdom electricity distribution review. OFGEM has proposed revenue reductions in SEEBOARD's distribution business of 21%. In addition, OFGEM has proposed the reallocation of a further 12% of costs out of SEEBOARD's distribution business into its supply business. These proposals were accepted on December 20, 1999 and will take effect from April 1, 2000, and remain in effect for five years. OFGEM's proposals will reduce net income for SEEBOARD in the year 2000 by approximately $40 million, dependent upon the level of further cost reductions that can be achieved, and by approximately $60 million in 2001. CSW's net income from SEEBOARD U.S.A., its United Kingdom business segment, was $113 million for the twelve months ended December 31, 1999.

      OFGEM also published the final price proposals for the electricity supply price review. OFGEM has recommended that the price cap for charges levied to electricity supply domestic and small business customers should be extended for two years from April 1, 2000. Overall, these proposals are expected to have a broadly neutral effect on the results of CSW.

      The foregoing discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      CSW Energy, Texas-New Mexico Power Company Phillips Litigation
      In May 1997, equipment operated by an unrelated third party allegedly came in contact with a Texas-New Mexico Power Company transmission line rendering Texas-New Mexico Power Company's Old Ocean switching station inoperable. As a result, Phillips' refinery, located in Sweeny, Texas, lost power.

      In October 1997, Phillips filed suit against Texas-New Mexico Power Company in the District Court of Brazoria County, Texas, seeking damages in excess of $36 million associated with the loss of power to its refinery in Sweeny, Texas. Texas-New Mexico Power Company denies any liability to Phillips.

      In June 1999, Sweeny Cogeneration Limited Partnership was notified that Texas-New Mexico Power Company had joined Sweeny Cogeneration Limited Partnership as a third party defendant to the pending litigation. Texas-New Mexico Power Company is claiming that during the construction of Sweeny Cogeneration Limited Partnership's cogeneration facility adjacent to Phillips' refinery, Sweeny Cogeneration Limited Partnership modified Texas-New Mexico Power Company's equipment which was supplying power to the Phillips refinery. In this connection, Texas-New Mexico Power Company alleges that Sweeny Cogeneration Limited Partnership was negligent in the construction of the cogeneraiton facility.

      Sweeny Cogeneration Limited Partnership believes these allegations are without merit and intends to contest vigorously any claims made against it by Phillips or Texas-New Mexico Power Company. Management is unable to predict the ultimate outcome of this pending litigation. If Texas-New Mexico Power Company prevailed in the litigation, then CSW could experience a material adverse effect on its results of operations but not on its financial condition.

      Other
      The Registrants are party to various other legal claims, actions and complaints arising in the normal course of business. Management does not expect disposition of these matters to have a material adverse effect on the Registrants' results of operations or financial condition.

3. COMMITMENTS AND CONTINGENT LIABILITIES

      Construction and Capital Expenditures

      It is estimated that CSW, including the U.S. Electric Operating Companies, SEEBOARD and other operations, will spend approximately $1,071 million in capital expenditures (but excluding capital that may be required for acquisitions) during 2000. Substantial commitments have been made in connection with these programs. See MD&A - LIQUIDITY AND CAPITAL RESOURCES for expected use of these expenditures.

CPL - $229 million  PSO - $174 million  SWEPCO - $159 million  WTU - $55 million

      Fuel and Related Commitments

      To supply a portion of their fuel requirements, the U.S. Electric Operating Companies have entered into various commitments for the procurement of fuel.

      SWEPCO Henry W. Pirkey Power Plant
      In connection with the South Hallsville lignite mining contract for its Henry W. Pirkey Power Plant, SWEPCO has agreed, under certain conditions, to assume the obligations of the mining contractor. As of December 31, 1999, the amount SWEPCO may have to assume is $69 million, which is the contractor's actual obligation outstanding at December 31, 1999.

      SWEPCO South Hallsville Lignite Mine
      As part of the process to receive a renewal of a Texas Railroad Commission permit for lignite mining at the South Hallsville lignite mine and expansion into the Marshall South Lignite Project area, SWEPCO has agreed to provide guarantees of mine reclamation in the amount of $85 million. Since SWEPCO uses self-bonding, the guarantee provides for SWEPCO to commit to use its resources to complete the reclamation in the event the work is not completed by the third party miner. At December 31, 1999 the cost to reclaim the mine is estimated to be approximately $36 million.

      Other Commitments and Contingencies

      CPL Nuclear Insurance
      In connection with the licensing and operation of STP, the owners have purchased nuclear property and liability insurance coverage as required by law, and have executed indemnification agreements with the NRC in accordance with the financial protection requirements of the Price-Anderson Act.

      The Price-Anderson Act, a comprehensive statutory arrangement providing limitations on nuclear liability and governmental indemnities, is in effect until August 1, 2002. The limit of liability under the Price-Anderson Act for licensees of nuclear power plants is $8.92 billion per incident, effective as of December 1997. The owners of STP are insured for their share of this liability through a combination of private insurance amounting to $200 million and a mandatory industry-wide program for self insurance totaling $9.145 billion. The maximum amount that each licensee may be assessed under the industry-wide program of self insurance following a nuclear incident at an insured facility is $83.9 million per reactor, for any one nuclear incident payable at $10 million per year per reactor. An additional surcharge of 5% of the maximum may be payable if the total amount of public claims and legal costs exceeds the limit. CPL and each of the other STP owners are subject to such assessments, which CPL and the other owners have agreed will be allocated on the basis of their respective ownership interests in STP. For purposes of these assessments, STP has two licensed reactors. CPL owns 25.2% of each reactor.

      The owners of STP currently maintain on-site decontamination liability and property damage insurance in the amount of $2.75 billion provided by NEIL. Policies of insurance issued by NEIL stipulate that policy proceeds must be used first to pay decontamination and cleanup costs before being used to cover direct losses to property. Under project agreements, CPL and the other owners of STP will share the total cost of decontamination liability and property insurance for STP, including premiums and assessments, on a pro rata basis, according to each owner's respective ownership interest in STP.

      CPL purchases, for its own account, a NEIL I Business Interruption and/or Extra Expense policy. This insurance will reimburse CPL for extra expenses incurred for replacement generation or purchased power as the result of a covered accident that shuts down production at one or both of the STP Units for more than 23 consecutive weeks. In the event of an outage which is the result of the same accident, insurance will reimburse CPL up to 80% of the recovery. The maximum amount recoverable for a single unit outage is $133.8 million for both Units 1 and 2. CPL is subject to an additional assessment of up to $1.54 million for the current policy year in the event that insured losses at a nuclear facility covered under the NEIL I policy exceed the accumulated funds available under the policy. CPL renewed its current NEIL I Business Interruption and/or Extra Expense policy on October 1, 1999.

      SWEPCO Rental and Lease Commitments
      SWEPCO has entered into various financing arrangements primarily with respect to coal transportation and related equipment which are treated as operating leases for rate-making purposes. At December 31, 1999, leased assets of $45.7 million, less accumulated amortization of $45.7 million, were included in Electric Utility Plant on the Consolidated Balance Sheets, and at December 31, 1998, leased assets were $45.7 million, less accumulated amortization of $41.4 million.

      SWEPCO Biloxi, Mississippi MGP Site
      SWEPCO was notified by Mississippi Power in 1994 that it may be a PRP at a MGP site in Biloxi, Mississippi, which was formerly owned and operated by a predecessor of SWEPCO. Since then, SWEPCO has worked with Mississippi Power on both the investigation of the extent of contamination on the site as well as the subsequent sampling of the site. The sampling results indicated contamination at the property as well as the possibility of contamination of an adjacent property. A risk assessment was submitted to the MDEQ, and the MDEQ requested that a future residential exposure scenario be evaluated for comparison with commercial and industrial exposure scenarios. However, Mississippi Power and SWEPCO do not believe that clean-up to a residential scenario is appropriate since this site has been industrial/commercial for more than 100 years, and Mississippi Power plans to continue this type of usage. Mississippi Power and SWEPCO also presented a report to the MDEQ demonstrating that the ground water on the site was not potable, further demonstrating that clean-up to residential standards is not necessary. Resolution of this issue is still pending.

      A feasibility study was conducted to evaluate remedial strategies and costs associated with cleanup activities. SWEPCO and Mississippi Power agreed to a buyout agreement for the amount of $1.5 million, in which SWEPCO received full indemnification for any liabilities associated with contamination and/or any clean-up efforts.

      SWEPCO Marshall Street Site
      SWEPCO owns a tract of land known as the Marshall Street site in Shreveport, Louisiana, which was previously a MGP site. The City of Shreveport may acquire the Marshall Street site from SWEPCO to expand its convention center. In 1999, environmental testing was performed at the site and contaminants were discovered that could be related to a MGP. SWEPCO is negotiating with the City of Shreveport to determine under what terms the city may acquire the Marshall Street site and who would pay for any potential clean-up costs related to the site. In the fourth quarter of 1999, SWEPCO accrued $4.0 million for SWEPCO's portion of any potential clean-up costs related to the Marshall Street site.

      SWEPCO Wilkes Power Plant Copper Limit Compliance
      The EPA has issued to SWEPCO's Wilkes power plant, an administrative order for wastewater permit violations related to copper limits. Planned compliance activities, including activities that have been conducted to determine the source of copper, were presented by SWEPCO to the EPA during an administrative meeting, held on August 13, 1998. SWEPCO and the EPA negotiated a $41,500 penalty pending final approval from the EPA.

      Clean Air Provisions of the Texas Legislation
      The Texas Legislation requires that grandfathered electric generating facilities be permited to reduce emission levels 50% and provides for a cost recovery mechanism. Final regulations are still being developed. The estimated total costs to comply with the expected regulations are approximately $4.2 million, $4.8 million and $10 million for CPL, SWEPCO and WTU, respectively. Expenditures have begun to meet the requirements of the legislation.

      Proposed Regional Control Strategy Regulations
      The TNRCC released for comment proposed regulations that, if adopted as proposed, would require reductions in nitrogen oxide emissions for existing permited electric generating facilities in the East Texas Region in addition to the Clean Air provisions of the Texas Legislation discussed above. The final regulations could be issued in April 2000 with an implementation date of May 2003. The current estimate for compliance with the proposed rules could be as much as $38 million for CPL and $151 million for SWEPCO in capital projects costs and as much as $3 million for CPL and $11 million for SWEPCO in additional annual operating costs.

      The foregoing discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      SEEBOARD London Underground Commitment
      SEEBOARD has committed (pound)57 million, or $92 million (converted at (pound)1.00 equals $1.62), for costs associated with its contract related to the London Underground transportation system. In 1998, SEEBOARD, through its subsidiary, SEEBOARD Powerlink, signed a $1.6 billion, 30-year contract as a joint venture partner to operate, maintain, finance and renew the high-voltage power distribution network of the London Underground.

      SEEBOARD - Third Party Pension Litigation
      In the U.K., National Grid and National Power PLC have been involved in continuing litigation regarding their use of actuarial surpluses disclosed in the 1992 and 1995 valuations of the electricity industry's occupational pension plan, the ESPS. A High Court decision in favor of the National Grid and National Power PLC was appealed. On February 10, 1999, the U.K. Court of Appeal ruled that the particular arrangements made by these corporations to dispose of part of the surplus were invalid due to procedural defects. This decision was confirmed at a later hearing of the U.K. Court of Appeal held in May 1999. The National Grid has appealed to the House of Lords, the highest court of appeal in the U.K., and a decision is expected in late 2000 or early 2001. The final outcome of this appeal cannot presently be determined.

      SEEBOARD employees are members of the ESPS, and SEEBOARD has made similar use of actuarial surpluses disclosed in the 1992 and 1995 valuations. As a result of subsequent legal clarification of certain issues arising from the hearing held in May 1999, the potential impact of the ruling on SEEBOARD has increased. The amount of the payments cancelled by SEEBOARD in recognition of these surpluses amounts to approximately $78 million, excluding any accrued interest.

      The U.K. Court of Appeal did not order the National Grid or National Power PLC to make payment into the ESPS, and the court indicated that any requirement to make such payments would be extreme since the relevant sections of the ESPS are already in surplus. In the event that the court finally decides a payment by SEEBOARD into the ESPS is necessary, such a payment is likely to create additional pension fund surplus, which the company should then be able to utilize over the next several years to reduce pension expense.

      Management is unable currently to predict the amount of any payment that it may be required to make to ESPS, but the payment should not have a material adverse affect on CSW's results of operations or financial condition.

      The foregoing discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      Diversified Electric - Commitments and Contingencies
      In June 1998, the 330 MW Sweeny cogeneration facility, an entity 50% owned by CSW Energy, obtained permanent project financing. The $149 million of debt, with an effective interest rate of 7.4%, is unconditionally guaranteed by the project and is non-recourse to CSW Energy and CSW. Concurrently, the project repaid its outstanding note to CSW Energy for construction financing.

      In October 1999, GE Capital Structured Finance Group purchased 50 percent of the equity ownership of Sweeny Cogeneration Limited Partnership. CSW Energy's after-tax earnings from the proceeds of the transaction were approximately $33 million and were recorded in the fourth quarter of 1999. The agreement between CSW Energy and GE Capital Structured Finance Group also provides for additional payments to CSW Energy subject to completion of a planned expansion of the Sweeny cogeneration facility.

      CSW Energy began construction in August 1998 of a 500 MW power plant, known as Frontera, in the Rio Grande Valley, near the city of Mission, Texas. The natural gas-fired facility began simple cycle operation of 330 MW in July
1999 and is scheduled to commence combined cycle operation in early 2000. Pursuant to AEP's and CSW's stipulated agreement with several intervenors in the state of Texas related to the AEP Merger, CSW Energy may sell 250 MW of Frontera. See NOTE 15. PROPOSED AEP MERGER and MD&A, PROPOSED AEP MERGER for a discussion including timing of sale.

      CSW International and its 50% partner, Scottish Power plc have entered into a joint venture to construct and operate the South Coast power project, a 400 MW combined cycle gas turbine power station in Shoreham, United Kingdom. CSW International has guaranteed approximately (pound)19 million of the (pound)190 million construction financing. Both the guarantee and the construction financing are denominated in pounds sterling. The U.S. dollar equivalent at December 31, 1999 would be $31 million and $308 million respectively, using a conversion rate of (pound)1.00 equals $1.62. The permanent financing is unconditionally guaranteed by the project. Construction of the project began in March 1999, and commercial operation is expected to begin in late 2000.

      CSW Energy's Colorado facilities are cogeneration plants with steam as a by-product of its electricity generation. In February 2000, notice was received that the lessee of the facilities utilizing the steam had filed for reorganization under Chapter 11 of the Bankruptcy Code, which could result in the lessee rejecting the leases. Should that occur, management is positioned to pursue other lease arrangements. Management believes the resolution of this matter will not have a material adverse effect on CSW's results of operations or financial condition.

      CSW, CSW Energy and CSW International have provided letters of credit and guarantees on behalf of CSW Energy and CSW International projects of approximately $62 million, $41 million, and $233 million, respectively, as of December 31, 1999.

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

                                     --------------------------
INCOME TAX EXPENSE                    1999     1998     1997
                                     --------------------------
                                            (millions)
   Current (1)                          $177    $253      $47
   Deferred (1)                           40     (38)     117
   Deferred ITC (2)                      (13)    (12)     (13)
                                     --------------------------
                                         204     203      151
Included in Other Income and Deductions
   Current                                18      18       --
   Deferred                                1      --       (6)
                                     --------------------------
                                          19      18       (6)

Included in Extraordinary Item            (8)     --       --

                                     --------------------------
                                        $215    $221     $145
                                     --------------------------

(1)Approximately $3 million, $14 million and $30 million of CSW's Current Income Tax Expense was attributable to SEEBOARD U.S.A. operations and was recognized as United Kingdom corporation tax expense for 1999, 1998 and 1997, respectively. In addition, approximately $16 million, $9 million and $7 million of CSW's Deferred Income Tax Expense in 1999, 1998 and 1997, respectively, was attributed to SEEBOARD U.S.A.
(2)ITC deferred in prior years are included in income over the lives of the related properties.

                                       -------------------------
 INCOME TAX RATE RECONCILIATION         1999    1998     1997
                                       -------------------------
                                              (millions)
 Income before taxes attributable to:
    Domestic operations                 $541   $558     $327
    Foreign operations                   128    112      147
                                       -------------------------
 Income before taxes                    $669   $670     $474

 Tax at U.S. statutory rate             $234   $235     $166
 Differences
    Amortization of ITC                  (13)   (12)     (13)
    Mirror CWIP                           --     10        5
    Other regulated flowthrough items      5      5        3
    Non-deductible goodwill amortization  12     12       12

    Foreign tax benefits                 (28)   (41)     (19)
    State income taxes, net of
      Federal income tax benefit          13      8        5
    Adjustments                          (19)    14       (4)
    Other                                 11    (10)     (10)
                                      -------------------------
                                        $215   $221     $145
                                      -------------------------
 Effective rate                          32%    33%      31%



                                     -----------------
DEFERRED INCOME TAXES (1)             1999     1998
                                     -----------------
                                        (millions)

Deferred Income Tax Liabilities
   Depreciable utility plant          $1,944  $1,936
   Deferred plant costs                    3     174
   Mirror CWIP asset                       1      90
   Income tax related regulatory assets  156     224
   Regulatory assets designated for
     securitization                      332      --
   Other                                 280     257
                                     -----------------
                                       2,716   2,681

Deferred Income Tax Assets
   Income tax related regulatory
     liability                           (95)   (117)
   Unamortized ITC                       (91)    (96)
   Alternative minimum tax
     carryforward                        (11)    (11)
   Other                                (106)    (75)
                                     -----------------
                                        (303)   (299)

                                     -----------------
Net Accumulated Deferred Income Taxes $2,413  $2,382
                                     -----------------

Net Accumulated Deferred Income
Taxes
   Noncurrent                         $2,430  $2,410
   Current                               (17)    (28)
                                     -----------------
                                      $2,413  $2,382
                                     -----------------



(1)Other than excess foreign tax credits, CSW did not have other valuation allowances recorded against other deferred tax assets at December 31, 1999 and 1998 due to a favorable earnings history. At December 31, 1999, CSW had $117 million of foreign tax credits, for which a 100% valuation allowance has been provided. At December 31, 1998, CSW had $145 million of foreign tax credits, for which a 100% valuation allowance has been provided.

   CSW has not provided for U.S. federal income and foreign withholding taxes on $62 million of non-U.S. subsidiaries' undistributed earnings as of December 31, 1999, because such earnings are intended to be reinvested indefinitely.

   If these earnings were distributed, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

5.    BENEFIT PLANS


      Cash Balance and Non-qualified Pension Plans

      CSW maintains a tax qualified, non-contributory defined benefit cash balance pension plan covering substantially all CSW employees in the United
States. Under the cash balance formula, each participant has an account, for recordkeeping purposes only, to which credits are allocated annually based on a percentage of the participant's pay. The applicable percentage is determined by age and years of vested service the participant has with CSW as of December 31 of each year. The fair value of the plan assets are measured as of September 30 of each year. Pension plan assets consist primarily of stocks and short-term and intermediate-term fixed income investments.

      In addition, CSW has a non-qualified excess benefit pension plan. This plan is available to all pension plan participants who are entitled to receive a pension benefit from CSW which is in excess of the limitations imposed on benefits by the Internal Revenue Code through the qualified plan.

      As the plan sponsor, CSW will continue to reflect the cost of the pension plans according to the provisions of SFAS No. 87 and allocate such costs to each of the participating employers. SFAS No. 132, adopted by CSW in 1998, amended the disclosure requirements of SFAS No. 87 and SFAS No. 88 and have been incorporated in the following disclosures.

      U.K. Pension Plans

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


      CSW Retirement Savings Plan

      The CSW System Retirement Savings Plan is a defined contribution plan offered to all full time employees and certain part time employees who meet plan eligibility requirements. Company contributions to this plan totaled $15 million in 1999, $15 million in 1998 and $11 million in 1997.


                                                  1999                           1998
Pension Retirement Plans                 CSW      U.S.       U.K.        CSW     U.S.    U.K.
                                        TOTAL     PLANS     PLANS       TOTAL    PLANS   PLANS
                                      -------------------------------  -------------------------
Change in Benefit Obligations                  (millions)                       (millions)

Benefit obligation at beginning of year $ 2,111     $ 991    $ 1,120    $ 1,978   $ 955 $ 1,023
Service cost                                 35        21         14         36      22      14
Interest cost                               123        65         58        137      69      68
Plan participants' contributions              3         -          3          3       -       3
Amendments                                    7         -          7         58       -      58
Foreign currency translation adjustment     (26)        -        (26)         9       -       9
Acquistions                                   -         -          -          7       -       7
Actuarial (gain) loss                       (11)      (47)        36         11      11       -
Benefits paid                              (129)      (63)       (66)      (128)    (66)    (62)
                                      -------------------------------  -------------------------
Benefit obligation at end of year       $ 2,113     $ 967    $ 1,146    $ 2,111   $ 991 $ 1,120
                                      -------------------------------  -------------------------


                                                  1999                           1998
Pension Retirement Plans                 CSW      U.S.       U.K.        CSW     U.S.    U.K.
                                        TOTAL     PLANS     PLANS       TOTAL    PLANS   PLANS
                                      -------------------------------  -------------------------
Change in Plan Assets                          (millions)                       (millions)

Fair value of plan assets at beginning
  of year                               $ 2,326   $ 1,014    $ 1,312    $ 2,290 $ 1,109 $ 1,181
Actual return on plan assets                274       122        152        143     (30)    173
Employer contributions                        9         2          7          7       1       6
Plan participants' contributions              3         -          3          3       -       3
Foreign currency translation adjustment     (33)        -        (33)        11       -      11
Benefits paid                              (129)      (63)       (66)      (128)    (66)    (62)
                                      -------------------------------  -------------------------
Fair value of plan assets at end
  of year                               $ 2,450   $ 1,075    $ 1,375    $ 2,326 $ 1,014 $ 1,312
                                      -------------------------------  -------------------------


Reconciliation of Funded Status
Funded status at end of year              $ 337     $ 108      $ 229      $ 214    $ 23   $ 191
Unrecognized:
    Transition obligation                     8         8          -         10      10       -
    Prior service cost                      (64)      (75)        11        (77)    (81)      4
    Actuarial (gain) loss                   (88)       88       (176)        26     159    (133)
                                      -------------------------------  -------------------------
Prepaid benefit cost                      $ 193     $ 129       $ 64      $ 173   $ 111    $ 62
                                      -------------------------------  -------------------------


Amounts Recognized in Balance Sheet
Prepaid benefit cost                      $ 209     $ 145       $ 64      $ 188   $ 126    $ 62
Additional minimum liability                (23)      (23)         -        (25)    (25)      -
Intangible asset                              -         -          -          2       2       -
Accumulated other comprehensive expense       7         7          -          8       8       -
                                      -------------------------------  -------------------------
Net amount recognized on balance sheet    $ 193     $ 129       $ 64      $ 173   $ 111    $ 62
                                      -------------------------------  -------------------------

Other comprehensive expense(income)
  attributable to change in additional
  minimum liability recognition           $ (2)     $  (2)      $ --      $   1   $   1    $ --
                                      -------------------------------  -------------------------



Additional Information for Plans With       Non Qualified Plan
Unfunded Accumulated Benefit Obligations    ------------------
                                               (thousands)

                                        1999                 1998
                                      ----------          -----------
Projected benefit obligation           $ 24,676             $ 27,379
Accumulated benefit obligation           22,875               25,137
Plan assets at fair value                     -                    -

Pension Retirement Plans
                                           CSW      U.S.       U.K.
Components of Net Periodic Benefit Costs  TOTAL     PLANS     PLANS
                                      -------------------------------
1999                                              (millions)
Service cost                               $ 35      $ 21       $ 14
Interest cost                               123        65         58
Expected return on plan assets             (167)      (98)       (69)
Amortization of:
    Unrecognized transition obligation        2         2          -
    Prior service cost                       (6)       (6)         -
                                      -------------------------------
Net periodic benefit cost                 $ (13)    $ (16)       $ 3
                                      -------------------------------

Weighted-average assumptions as of year end
Discount rate                                       7.50%      6.00%
Expected return on plan assets                      9.00%      6.50%
Rate of compensation increase                       4.96%      4.00%


                                           CSW      U.S.       U.K.
                                         TOTAL     PLANS     PLANS
                                      -------------------------------
1998                                             (millions)
Service cost                               $ 36      $ 22       $ 14
Interest cost                               137        69         68
Expected return on plan assets             (174)      (97)       (77)
Amortization of:
    Unrecognized transition obligation        2         2          -
    Prior service cost                       (6)       (6)         -
                                      -------------------------------
Net periodic benefit cost                  $ (5)    $ (10)       $ 5
                                      -------------------------------

Weighted-average assumptions as of year end
Discount rate                                       6.75%      5.50%
Expected return on plan assets                      9.00%      6.25%
Rate of compensation increase                       4.96%      3.50%

Pension Retirement Plans
                                           CSW      U.S.       U.K.
Components of Net Periodic Benefit Costs  TOTAL     PLANS     PLANS
                                      -------------------------------
1997                                             (millions)
Service cost                               $ 34      $ 20       $ 14
Interest cost                               139        66         73
Expected return on plan assets             (173)      (92)       (81)
Amortization of:
    Unrecognized transition obligation        2         2          -
    Prior service cost                       (6)       (6)         -
    Net actuarial (gain) loss                 1         1          -
                                      -------------------------------
Net periodic benefit cost                  $ (3)     $ (9)       $ 6
                                      -------------------------------


Weighted-average assumptions as of year end
Discount rate                                       7.50%      6.75%
Expected return on plan assets                      9.00%      7.25%
Rate of compensation increase                       5.46%      4.75%


      As permitted, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining period of employees expected to receive benefits under the plan.

      Post-retirement Benefits Other Than Pensions
      CSW, including each of the U.S. Electric Operating Companies, adopted SFAS No. 106 effective January 1, 1993. The transition obligation established at adoption is being amortized over twenty years, with thirteen years remaining. Prior to 1993, these benefits were accounted for on a pay-as-you-go basis. Pursuant to an order by the Oklahoma Commission, PSO established a regulatory asset of approximately $5 million in 1993 for the difference between the pay-as-you-go basis and the costs determined under SFAS No. 106. PSO is recovering the amortization of this regulatory asset over a ten year period.

Post- Retirement Benefits Other Than Pensions           1999      1998
                                                     --------------------
                                                          (millions)
Change in Benefit Obligation

Benefit obligation at beginning of year                   $ 275    $ 241
Service cost                                                 11        8
Interest cost                                                18       17
Plan participants' contributions                              2        1
Amendments                                                    -       (5)
Actuarial (gain) loss                                       (19)      28
Benefits paid                                               (21)     (15)
                                                     --------------------
Benefit obligation at end of year                         $ 266    $ 275
                                                     --------------------


Change in Plan Assets

Fair value of plan assets at beginning of year            $ 164    $ 158
Actual return on plan assets                                 23        3
Employer contributions                                       25       17
Plan participants' contributions                              2        1
Benefits paid                                               (21)     (15)
                                                     --------------------
Fair value of plan assets at end of year                  $ 193    $ 164
                                                     --------------------

Reconciliation of Funded Status

Funded status at end of year                              $ (73)  $ (111)
Unrecognized:
    Transition obligation                                   117      126
    Actuarial (gain) loss                                   (44)     (15)
                                                     --------------------
Prepaid (accrued) benefit cost                              $ -      $ -
                                                     --------------------

Post- Retirement Benefits Other Than Pensions           1999      1998
                                                     --------------------
                                                          (millions)
Amounts Recognized in Balance Sheet

Prepaid benefit costs                                       $ 3      $ 2
Accrued benefit (liability)                                  (3)      (2)
                                                     --------------------
Net amount recognized                                       $ -      $ -
                                                     --------------------

Components of Net Periodic Benefit Cost                 1999      1998     1997
                                                     ---------------------------
                                                             (millions)
Service cost                                            $ 11      $ 8      $ 8
Interest cost                                             18       17       18
Expected return on plan assets                           (13)     (12)     (10)
Amortization of:
    Transition obligation                                  9        9        9
    Net actuarial (gain) loss                                      (2)      (1)
                                                     ---------------------------

Net periodic benefit cost                               $ 25     $ 20     $ 24
                                                     ---------------------------


Weighted-average assumptions as of year end
Discount rate                                            7.5%    6.75%    7.50%
Expected return on plan assets                           9.0%    9.00%    9.00%
Health care cost trend rate                              6.0%    6.50%    7.00%
   (Ultimate rate of 5.0% in 2001)

Effect of 1% Change in Assumed Health                Total CSW
                                                     -----------
  Care Cost Trend Rate                               (millions)
1% Increase
  Service cost plus interest cost                         $ 4
  APBO                                                     28

1% Decrease
  Service cost plus interest cost                        $ (3)
  APBO                                                    (24)


      As permitted, the amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plan.

6. JOINTLY OWNED ELECTRIC UTILITY PLANT

      The U.S. Electric Operating Companies are parties to various joint ownership agreements with other non-affiliated entities. Such agreements provide for the joint ownership and operation of generating stations and related facilities, whereby each participant bears its share of the project costs. At December 31, 1999, the U.S. Electric Operating Companies had undivided interests in five such generating stations and related facilities as shown in the following table.

                                  CPL        SWEPCO      SWEPCO          SWEPCO       CSW(1)
                                  STP      Flint Creek   Pirkey        Dolet Hills   Oklaunion
                            Nuclear Plant  Coal Plant  Lignite Plant  Lignite Plant  Coal Plant
                            -------------------------------------------------------------------
                                                      ($ millions)

      Plant in service          $2,352         $82        $435             $231        $400
      Accumulated depreciation     746          52         204               99         143
      Plant capacity-MW          2,501         528         675              650         690
      Participation              25.2%       50.0%       85.9%            40.2%       78.1%
      Share of capacity-MW         630         264         580              262         539


   (1) CPL, PSO and WTU have joint ownership agreements with each other and other non-affiliated entities. Such agreements provide for the joint ownership and operation of Oklaunion Power Station. Each participant provided financing for its share of the project, which was placed in service in December 1986. CPL's 7.8%, PSO's 15.6% and WTU's 54.7% ownership interest represents CSW's 78.1% participation in the plant. The statements of income reflect CPL's, PSO's and WTU's respective portions of the operating costs of Oklaunion Power Station. The total investments, including AFUDC, in Oklaunion Power Station for CPL, PSO and WTU were $37 million, $81 million and $282 million, respectively, at December 31, 1999. Accumulated depreciation was $13 million, $36 million and $94 million for CPL, PSO and WTU, respectively, at December 31, 1999.


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

      Securities available for sale
      The fair values, which are based on quoted market prices, equal the carrying amounts as stated on the balance sheet as prescribed by SFAS No. 115. See NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

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

CARRYING VALUE AND
ESTIMATED FAIR VALUE        1999         1998
                          ----------   ----------
                                (millions)
Long-term debt
   carrying amount           $3,821       $3,938
   fair value                 3,828        4,025

Trust Preferred Securities
   carrying amount              335          335
   fair value                   290          345

Long-term debt and preferred
 stock duewithin 12 months
   carrying amount              256          169
   fair value                   256          169

      Commodity Contracts
      CSW utilizes commodity forward contracts which contain pricing and/or volume terms designed to stabilize market risk associated with fluctuations in the price of natural gas used in generation and electric energy sold under firm commitments with certain of our customers.

      During 1999 and 1998, CSW did not utilize any contracts for commodities that would be classified as a financial instrument under generally accepted accounting principles, since physical delivery of natural gas and electricity may, and most frequently does, occur pursuant to these contracts. These contracts are, however, the major part of CSW's risk management program.

      Based on year-end contractual commitments, CSW's natural gas futures and swap contracts and electricity forward contracts that are sensitive to changes in commodity prices include fair value of assets of $157,260 and fair value of liabilities of $396,440. These swap and future contracts hedge their related commodity price exposure for 2000. Cash outflows on the swap agreements should be offset by increased margins on electricity sales to customers under tariffed rates with fixed fuel costs. The electricity forward contracts hedge a portion of CSW's energy requirements through February 2000. The average contract price for forward purchases is $30 per MWH and $2.32 per MMbtu. The average price for natural gas futures contracts is $2.47 per MMbtu and $2.37 MMbtu for swaps.

      Cross-currency swaps and SEEBOARD's electricity contracts for differences The fair value of cross currency swaps reflect third-party valuations calculated using proprietary pricing models. Based on these valuations, CSW's position in these cross currency swaps represented an unrealized loss of $41.8 million at December 31, 1999. This unrealized loss is offset by unrealized gains related to the underlying transactions being hedged. CSW expects to hold these contracts to maturity. The fair value of SEEBOARD's contracts for differences is not determinable due to the absence of a trading market.

                                              Expected        Expected Cash
                                            Cash Inflows        Outflows
Contract                Maturity Date     (Maturity Value)   (Market Value)
-----------------------------------------------------------------------------
                                                     (millions)
Cross currency swaps   August 1, 2001           $200              $213
Cross currency swaps   August 1, 2006           $200              $229


8.    LONG-TERM DEBT

      The CSW System's long-term debt outstanding as of the end of the last two years is presented in the following table.

         Maturities              Interest Rates             December 31,
      From          To          From          To          1999        1998
  -----------------------------------------------------------------------------
                                                             (millions)

  Secured bonds
  2001          2025             5.25%       7.75%      $1,452       $1,824

  Unsecured bonds
  2001          2030           3.33% (1)      8.88%       1,701        1,359

  Notes and Lease
  Obligations
  2001          2021             5.91%       9.25%         672          765

  Unamortized discount                                      (4)         (10)
                                                      -------------------------
                                                        $3,821       $3,938
                                                      -------------------------
  (1) Variable rate.

      The mortgage indentures, as amended and supplemented, securing FMBs issued by the U.S. Electric Operating Companies, constitute a direct first mortgage lien on substantially all electric utility plants. The U.S. Electric Operating Companies may offer additional FMBs, medium-term notes and other securities subject to market conditions and other factors.

      CSW's year end weighted average cost of long-term debt was 7.0% for 1999, 7.3% for 1998 and 7.2% for 1997. For additional information about the U.S. Electric Operating Companies' long-term debt, see their Statements of Capitalization in the Financial Statements.

      Annual Requirements
      Certain series of outstanding FMBs have annual sinking fund requirements, which are generally 1% of the amount of each such series issued. These requirements may be, and generally have been, satisfied by the application of net expenditures for bondable property in an amount equal to 166-2/3% of the annual requirements. Certain series of pollution control revenue bonds also have sinking fund requirements. At December 31, 1999, the annual sinking fund requirements and annual maturities (including sinking fund requirements) for all long-term debt for the next five years are presented in the following table.

                          Sinking fund    Annual
                          Requirements  Maturities
                          ------------------------
                                  (millions)
      2000                    $1          $256
      2001                     1           421
      2002                     1           151
      2003                     1           388
      2004                     1           271


      Dividends
      At December 31, 1999, approximately $1.5 billion of CSW's subsidiary companies' retained earnings were available for payment of cash dividends by such subsidiaries to CSW.

      Long-term Debt

      CPL
      On February 16, 2000, CPL sold $150 million of unsecured floating rate notes. The notes will have a two-year final maturity of February 22, 2002, but may be redeemed at par after one year. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.45%. The initial rate, which was set February 18, 2000, was 6.56%. Net proceeds of $149.6 million will be used to refund $100 million of FMBs maturing April 1, 2000 and repay a portion of short-term debt. CPL is replacing FMBs with unsecured debt, which provides more financial flexibility as CPL unbundles its electric operations.

      On May 1, 1999, $100 million of CPL's 7.50% Series JJ FMBs matured and on December 1, 1999, $25 million of CPL's 7.125% Series DD FMBs matured. In June 1999, CPL reacquired $25 million of its 7.50% Series II FMBs due April 1, 2023.

      In November 1999, CPL issued $200 million of unsecured floating rate notes maturing November 23, 2001 and callable at par November 23, 2000. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.60%.

      In November and December 1999, Matagorda sold, for the benefit of CPL, $111.7 million of 4.90% Series 1999A and $50 million of 4.95% Series 1999B unsecured tax exempt PCRBs. The bonds mature in 2030 but will be subject to remarketing and an interest rate reset in two years. The proceeds were used to refund $111.7 million aggregate principal amount of outstanding 7.50% Series T due December 15, 2014 and will be used to refund $50 million aggregate principal amount of outstanding 7.50% Series AA due March 21, 2020.

      In September 1998, CPL reacquired $36 million principal amount outstanding of Series L FMBs, in its entirety, at a call price of 100.53.

      PSO
      In July 1999, the Oklahoma Development Finance Authority sold for the benefit of PSO $33.7 million of 4.875% unsecured tax exempt pollution control revenue refunding bonds. The bonds mature in fifteen years but will be subject to remarketing and an interest rate reset in five years. In August 1999, the proceeds were used to refund $33.7 million aggregate principal amount of outstanding Oklahoma Environmental Finance Authority (PSO Project) 5.9% Series A bonds due December 1, 2007.

      In September 1998, PSO reacquired $25 million principal amount outstanding of Series K and $30 million principal amount outstanding of Series L FMBs, in their entirety, at call prices of 100 and 100.77, respectively.

      SWEPCO
      In the first quarter of 2000, SWEPCO sold $150 million of unsecured floating rate notes. The bonds will have a two-year final maturity of March 1, 2002, but may be redeemed at par after one year. The interest rate will reset quarterly at the then current three-month LIBOR plus 0.23%. The initial rate, which was set March 1, 2000, was 6.34%. Net proceeds of $149.6 million will be used to refund $45 million of FMBs maturing April 1, 2000 and to repay of a portion of outstanding short-term indebtedness.

      On September 1, 1999, $40 million of SWEPCO's 6.125% Series W FMBs matured.

      The reacquisitions and maturities were funded with short-term debt and with proceeds from the issuance of the floating rate notes.

      Reference is made to MD&A, LIQUIDITY AND CAPITAL RESOURCES for further information related to long-term debt, including new issues and reacquisitions of long-term debt during 1999.


9.    PREFERRED STOCK

      The outstanding preferred stock of the U.S. Electric Operating Companies as of the end of the last two years is presented in the following table.

                                                                   Current
                                  Dividend Rate  December 31,  Redemption Price
                                    From   To    1999   1998       From - To
                                  --------------------------------------------
                                                  (millions)
Not subject to mandatory
redemption
     182,907 shares               4.00% - 5.00%   $18    $19  $103.19 - $107.00
                                     Auction       --    160
   Issuance expenses/premiums                      --     (3)
                                                 -------------
                                                  $18   $176
                                                 -------------
Total authorized shares
     6,405,000

      All of the outstanding preferred stock is redeemable at the option of the U.S. Electric Operating Companies upon 30 days' notice at the current redemption price per share. During November and December 1999, CPL called $75 million of its money market preferred stock and $85 million of its Series A and Series B preferred stock at par. During 1997, SWEPCO redeemed $1.2 million pursuant to its annual sinking fund requirement. During 1997, each of the U.S. Electric Operating Companies reacquired a significant portion of its outstanding preferred stock. As a result of differences between the dividend rates on the reacquired securities and prevailing market rates, CSW realized an overall gain of approximately $10 million on the transactions. This gain is shown separately, as Gain on Reacquired Preferred Stock, on the Consolidated Statements of Income.

      CPL
      The dividends on CPL's $160 million auction and money market preferred stocks are adjusted every 49 days, based on current market rates. The dividend rates averaged 4.3%, 4.4% and 4.3% during 1999, 1998 and 1997, respectively. In November and December 1999, CPL called $75 million of its money market preferred stock and $85 million of its Series A and Series B Auction Preferred Stock at par.

      SWEPCO
      On April 1, 1998, SWEPCO called the remaining 274,010 shares of its $100 par value 6.95% preferred stock. SWEPCO used short-term debt to fund the redemption.


10.   TRUST PREFERRED SECURITIES

      The following Trust Preferred Securities issued by the wholly-owned statutory business trusts of CPL, PSO and SWEPCO were outstanding at December 31, 1999. They are classified on the balance sheets as CPL, PSO or SWEPCO Obligated, Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures of CPL, PSO or SWEPCO, respectively.

                                                    Amount      Description of Underlying
Business Trust         Security           Units   (millions)    Debentures of Registrant
------------------------------------------------------------------------------------------

CPL Capital I       8.00%, Series A     6,000,000    $150      CPL, $154.6 million, 8.00%, Series A
PSO Capital I       8.00%, Series A     3,000,000      75      PSO, $77.3 million, 8.00%,  Series A
SWEPCO Capital I    7.875%, Series A    4,400,000     110      SWEPCO, $113.4 million, 7.875%, Series A
                                      ---------------------
                                       13,400,000    $335
                                      ---------------------

      Each of the business trusts will be treated as a subsidiary of its parent company. The only assets of the business trusts are the subordinated debentures issued by their parent company as specified above. In addition to the obligations under their subordinated debentures, each of the parent companies has also agreed to a security obligation which represents a full and unconditional guarantee of its capital trust obligation.


11.   SHORT-TERM FINANCING

      The CSW System uses short-term debt, primarily commercial paper, to meet fluctuations in working capital requirements and other interim capital needs. CSW has established a money pool to coordinate short-term borrowings for certain subsidiaries and also incurs borrowings outside the money pool for other subsidiaries. As of December 31, 1999, CSW had revolving credit facilities totaling $1.4 billion to backup its commercial paper program. At December 31, 1999, CSW had $1.3 billion outstanding in short-term borrowings. The maximum amount of such short-term borrowings outstanding during the year, which had a weighted average interest yield for the year of 5.5%, was $1.4 billion during December 1999.

      CSW Credit, which does not participate in the money pool, issues commercial paper on a stand-alone basis. At December 31, 1999, CSW Credit had a $1.2 billion revolving credit agreement that is secured by the assignment of its receivables to back up its commercial paper program which had $754 million outstanding. The maximum amount of such commercial paper outstanding during the year, which had a weighted average interest yield for the year of 5.3%, was $1.0 billion during August 1999.

12.   COMMON STOCK

      CSW's basic earnings per share of common stock are computed by dividing net income for common stock by the average number of common shares outstanding for the respective periods. Diluted earnings per share reflect the potential dilution that could occur if all options outstanding under CSW's stock incentive plan were converted to common stock and then shared in the income for common stock. CSW's basic earnings per share equalled diluted earnings per share for each of the years 1997-1999. CSW's dividends per common share reflect per share amounts paid for each of the periods.

      CSW can issue common stock, either through the purchase and reissuance of shares from the open market or by issuing original shares, through the LTIP, a stock option plan, PowerShare and Retirement Savings Plan. CSW began funding these plans through open market purchases, effective April 1, 1997. Information concerning common stock activity issued through the LTIP, the stock option plan, PowerShare and the Retirement Savings Plan is presented in the following table.

                                        1999                1998                 1997
                                  ----------------------------------------------------------

  Number of new shares issued
    (thousands)                          41                   372                 765
  Range of stock price for new
    shares                        $23 1/8 - $26 7/16   $25 5/8 - $30 1/16  $21 1/4 - $25 5/8
  New common stock equity (millions)      $1                  $10                 $20



13.   STOCK-BASED COMPENSATION PLANS

      CSW has a key employee incentive plan. This plan is accounted for under Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been determined consistent with SFAS No. 123, pro forma calculations of CSW's and each of the U.S. Electric Operating Companies' net income for common stock and earnings per share as required by SFAS No. 123 would not have changed significantly from amounts reported.

      Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

      CSW may grant options for up to 4.0 million shares of CSW common stock under the stock option plan. Under the stock option plan, the option exercise price equals the stock's market price on the date of grant. The grant vests over three years, one-third on each of the three anniversary dates of the grant and expires 10 years after the original grant date. CSW has granted 2.8 million shares through December 31, 1999. A summary of the status of CSW's stock option plan at December 31, 1999, 1998, and 1997 and the changes during the years then ended is presented in the following table.

                               1999                       1998                         1997
                     -----------------------------------------------------------------------------------
                                   Weighted                   Weighted                     Weighted
                       Shares       Average        Shares      Average          Shares      Average
                     (thousands) Exercise Price  (thousands) Exercise Price   (thousands) Exercise Price

Outstanding at
  beginning of year     1,446          $24           1,902         $24            1,412         $26
Granted                    --           --              --          --              694          21
Exercised                 (37)          23            (337)         24               --          --
Canceled                  (30)          26            (119)         24             (204)         28
                     ----------                   ----------                   ---------
Outstanding at end
  of year               1,379           24           1,446          24            1,902           24

Exercisable at end
  of year               1,178     not applicable     1,010     not applicable     1,162      not applicable


14.   BUSINESS SEGMENTS

      CSW's business segments at December 31, 1999, included U.S. Electric and U.K. Electric. Eight additional non-utility companies are included with CSW in Other and Reconciling Items (CSW Energy, CSW International, C3 Communications, EnerShop, CSW Energy Services, CSW Credit, CSW Leasing and CSW Services). CSW's business segment information is presented in the following tables.


                                   U.S.      U.K.      Other   Reconciling     CSW
                                 Electric   Electric  Segments    Items     Consolidated
                                 --------------------------------------------------------
                                                       (millions)

1999
Operating revenues                 $3,524    $1,705     $342      $(34)      $5,537
Depreciation and amortization         400       128       24        --          552
Interest income                        10         6       92       (54)          54
Interest expense                      196       105      159       (54)         406
Operating income tax expense          191         6        7        --          204
Net income from equity method
  subsidiaries                         --        --       --        --           --
Income before extraordinary item      370       113      508      (522)         469
Extraordinary loss -
  discontinuance of SFAS No. 71        (8)       --       --        --           (8)
Extraordinary loss - loss on
  reacquired debt                      (6)       --       --        --           (6)
Total assets                        9,391     3,024    7,217    (5,470)      14,162
Investments in equity method
  subsidiaries                         17        --       --        --           17
Capital expenditures                  474       153      138        --          765

1998
Operating revenues                 $3,488    $1,769     $258      $(33)      $5,482
Depreciation and amortization         399        95       27        --          521
Interest income                         6         6       73       (55)          30
Interest expense                      197       116      160       (57)         416
Operating income tax expense          235         1      (33)       --          203
Net income from equity method
  subsidiaries                        (1)        --       --        --           (1)
Income before extraordinary item      374       117      441      (492)         440
Total assets                        9,151     3,032    6,656    (4,942)      13,897
Investments in equity method
  subsidiaries                        15         --       --        --           15
Capital expenditures                  313       106      100        --          519

1997
Operating revenues                 $3,321    $1,870     $112      $(35)      $5,268
Depreciation and amortization         389        92       16        --          497
Interest income                         8        12       34       (34)          20
Interest expense                      212       120      105       (23)         414
Operating income tax expense          144        31      (24)       --          151
Net income from equity method
  subsidiaries                         (1)       --       --        --           (1)
Income before extraordinary item      289       117      149      (226)         329
Extraordinary loss U.K.
  windfall profits tax                 --      (176)      --        --         (176)
Total assets                        9,337     2,931    6,267    (4,919)      13,616
Investments in equity method
  subsidiaries                         15        --       --        --           15
Capital expenditures                  346       126      279        --          751

Products and Services
The U.S. Electric Operating Companies' products and services primarily consist of the generation, transmission and distribution of electricity. The U.K. Electric segment's primary lines of business are the supply and distribution of electricity. CSW is currently developing computer systems to provide information by product and services rather than by legal entity.

Geographic Areas

                                                   Revenues
                             ---------------------------------------------------
                                            United                      CSW
                             United States  Kingdom  Other Foreign  Consolidated
                             ---------------------------------------------------
                                                  (millions)
1999                               $3,828       $1,705          $4      $5,537
1998                                3,705        1,769           8       5,482
1997                                3,390        1,870           8       5,268


                                                Long-Lived Assets
                             ---------------------------------------------------
                                            United                      CSW
                             United States  Kingdom  Other Foreign  Consolidated
                             ---------------------------------------------------
                                                  (millions)
1999                               $7,850       $2,499        $257     $10,606
1998                                7,831        2,530         201      10,562
1997                                7,801        2,551         254      10,606


15.   PROPOSED AEP MERGER

      On December 22, 1997, CSW and AEP announced that their boards of directors had approved a definitive merger agreement for a tax-free, stock-for-stock transaction. The combined company would serve more than 4.7 million customers in 11 states and approximately 4 million customers outside the United States. On May 27, 1998, AEP shareholders approved the issuance of the additional shares of stock required to complete the merger. On May 28, 1998, CSW stockholders approved the merger. On December 16, 1999, the merger agreement was amended to extend the term of the agreement to June 30, 2000. After June 30, 2000, either party may terminate the merger agreement if the merger has not been consummated.

      AEP is subject to the information requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith, files reports and other information with the SEC. For additional information related to AEP, see AEP's Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q and its Annual Report on Form 10-K and the documents referenced therein.

      Under the AEP merger agreement, each common share of CSW will be converted into 0.6 share of AEP common stock. CSW stockholders will own approximately 40% of the combined company. CSW plans to continue to pay dividends on its common stock until the closing of the AEP Merger at approximately the same times and rates per share as in 1999, subject to continuing evaluation of CSW's earnings, financial condition and other factors by the CSW board of directors.

      Under the AEP merger agreement, there will be no changes required with respect to the public debt issues, the outstanding preferred stock or the Trust Preferred Securities of CSW's subsidiaries.

      AEP and CSW anticipate net savings related to the merger of approximately $2 billion over a 10-year period from the elimination of duplication in corporate and administrative programs, greater efficiencies in operations and business processes, increased purchasing efficiencies and the combination of the two work forces. As a result of the approved settlement and agreement with the state commissions in CSW and AEP's respective service territories, AEP and CSW have agreed to guarantee that approximately 55% of those savings will be passed through to their customers. AEP and CSW continue to seek opportunities for additional saving and expect to realize significant additional savings based upon the work of the merger transitions teams over the last two years. The preceding discussion constitutes forward-looking information within the meaning of Section 21E of the Exchange Act. Actual results may differ materially from such projected information. See FORWARD-LOOKING INFORMATION.

      The electric systems of AEP and CSW will operate on an integrated and coordinated basis as required by the Holding Company Act. AEP and CSW project fuel savings of approximately $98 million over a 10-year period resulting from the coordinated operation of the combined company, which will be passed through to customers.

      The AEP merger agreement contains covenants and agreements that restrict the manner in which the parties may operate their respective businesses until the time of closing of the merger. In particular, without the prior written consent of AEP, CSW may not engage in a number of activities that could affect its sources and uses of funds. Pending closing of the merger, CSW's and its subsidiaries' strategic investment activity, capital expenditures and non-fuel operating and maintenance expenditures are limited to specific agreed upon projects and in agreed upon amounts. In addition, prior to consummation of the merger, CSW and its subsidiaries are restricted from:

-  Issuing shares of common stock other than pursuant to employee benefit plans;

- Issuing shares of preferred stock or similar securities other than to refinance existing obligations or to fund permitted investment or capital expenditures; and

- Incurring indebtedness other than pursuant to existing credit facilities, in the ordinary course of business, or to fund permitted projects or capital expenditures. These limitations do not preclude CSW and its subsidiaries from making investments and expenditures in amounts previously budgeted.

      Cook Nuclear Plant
      On June 25, 1999, AEP announced a comprehensive plan to restart the idle Cook nuclear power plant. Unit 2 is scheduled to return to service in April 2000, and Unit 1 is scheduled to return to service in September 2000. AEP stated that its announcement follows a comprehensive systems readiness review of all operating systems at Cook nuclear power plant and a cost/benefit analysis of whether to restart the plant or shut it down completely. Plant officials originally shut down both units of the facility, located in Bridgman, Michigan, in September 1997 because of questions raised during a design inspection by the NRC. AEP estimated that its costs to restart the idle plant should be approximately $574 million, of which $373 million has been spent through December 31, 1999.

      On February 24, 2000, AEP announced a three-week delay in the planned April 1, 2000 restart. The delay is due to issues encountered during testing of equipment necessary for core reload and power operations of its Cook Unit 2. The testing process continues and may still encounter additional items that could extend the delay.

      Merger Regulatory Approvals
      The merger is conditioned, among other things, upon the approval of several state and federal regulatory agencies. Some of the merger conditions cannot be waived by the parties.

      State Regulatory Commissions
      Arkansas
      On June 12, 1998, AEP and CSW jointly filed a request with the Arkansas Commission for approval of the proposed merger. The Arkansas Commission issued an order approving the merger on August 13, 1998, subject to approval of the associated regulatory plan. On December 17, 1998, the Arkansas Commission issued a final order granting conditional approval of a stipulated agreement related to a proposed merger regulatory plan. The stipulated agreement calls for SWEPCO to reduce rates through a net merger savings rider for its Arkansas retail customers by $6 million over the five-year period following completion of the merger. The Arkansas Commission order notes the possibility of decisions in other jurisdictions adversely affecting provisions of the stipulated agreement. Consequently, the Arkansas Commission conditioned its final order on its consideration of approval of the merger in other state and federal jurisdictions.

      Louisiana
      On May 15, 1998, AEP and CSW jointly filed a request with the Louisiana Commission for approval of the proposed merger and for a finding that the merger is in the public interest.

      On September 27, 1999, the Louisiana Commission issued a final order granting conditional approval of the pending merger between AEP and CSW. In granting approval, the Louisiana Commission also approved a stipulated settlement with the Louisiana Commission staff. Under the stipulated settlement, AEP and CSW have agreed to share with SWEPCO's Louisiana customers merger savings created as a result of the merger over the eight years following its completion. A savings mechanism will be implemented to calculate merger savings annually. AEP and CSW estimate that the customer rate credits in Louisiana will total more than $18 million during that eight-year period. During the second year following completion of the merger, customers will begin receiving a monthly rate credit for 50% of calculated merger savings. This credit will be updated annually and continue for the remainder of the eight-year period following the merger's completion.

      Oklahoma
      On August 14, 1998, AEP and CSW jointly filed a request with the Oklahoma Commission for approval of their proposed merger.

      An amended application was filed with the Oklahoma Commission on February 25, 1999. On May 11, 1999, the Oklahoma Commission approved the proposed merger between AEP and CSW. The approval follows a partial settlement between the Oklahoma Commission Utility Division Staff, the Oklahoma Commission Consumer Services Division, the Office of the Attorney General for Oklahoma, PSO, AEP and CSW. The Oklahoma Commission order was appealed by the Municipal Electric Systems of Oklahoma, Inc. and the Oklahoma Association of Electric Cooperatives. On October 13, 1999, the Oklahoma Supreme Court dismissed the appeal of the Oklahoma Association of Electric Cooperatives. The Municipal Electric System of Oklahoma, Inc. withdrew its appeal and the Oklahoma Association of Electric Cooperatives filed a motion to dismiss its appeal of the Oklahoma Commission order approving the merger.

      Under the partial settlement agreement, AEP and CSW would:

- Share merger savings with Oklahoma customers as well as AEP shareholders, effective with the merger closing;

-  Not increase Oklahoma base rates prior to January 1, 2003;

- File by December 31, 2001 with the FERC an application to join a regional transmission organization; and

- Establish additional quality of service standards for PSO's retail customers. Oklahoma's share of the $50.2 million in guaranteed net merger savings over the first five years after the merger is consummated would be split between Oklahoma customers and AEP shareholders, with customers receiving approximately 55% of the savings.

      The Oklahoma Commission has withdrawn its opposition to the merger at the FERC.

      Texas
      On April 30, 1998, AEP and CSW jointly filed a request with the Texas Commission for a finding that the merger is in the public interest.

      On May 4, 1999, AEP and CSW announced a proposed settlement with several intervenor groups for the proposed merger between AEP and CSW. The settlement would result in combined rate reductions totaling $221 million over a six-year period for Texas customers of the three CSW Texas Electric Operating Companies if the merger is completed as planned and issues are resolved associated with the three CSW Texas Electric Operating Companies rate and fuel reconciliation proceedings.

      The settlement was reached with the General Counsel of the Texas Commission, the State of Texas, the Texas Industrial Energy Consumers, the Low Income Intervenors, the Office of Public Utility Counsel of Texas and the steering committee of the Cities of McAllen, Corpus Christi, Victoria, Abilene, Big Lake, Vernon and Paducah. The settlement expands upon a previous Texas settlement announced on November 12, 1998, with the Office of Public Utility Counsel of Texas and the cities' steering committee. That prior settlement agreement provided for Texas retail rate reductions of $180 million over the six years following completion of the merger. The new settlement agreement proposes additional rate reductions totaling $41 million for a total of $221 million. The settlement also calls for the divestiture of a total of 1,604 MW of existing and proposed generating capacity within Texas.

      The first rate-reduction rider provides for $84.4 million in net-merger savings. The amounts are to be credited to Texas customers' bills through a net-merger-savings rate-reduction rider over six years following completion of the merger.

      Additional rate-reduction riders will be implemented to resolve issues associated with the three CSW Texas Electric Operating Companies rate and fuel reconciliation proceedings and court appeals in Texas. The settlement provides for an additional reduction of $136.6 million, which will be implemented over the six years following completion of the merger.

      Hearings on the merger in Texas began August 9, 1999 and concluded on August 10, 1999. As the hearings began, settlements were reached with all but one of the parties in the case. The settling parties are all wholesale electric customers of the three CSW Texas electric operating companies, and the settlements call for the withdrawal of their opposition to the merger in all regulatory approval proceedings. On October 1, 1999, an ALJ for the Texas State Office of Administrative Hearings issued a proposal for decision recommending that the Texas Commission approve the pending merger between AEP and CSW. In the proposal for decision, the ALJ determined that, consistent with the terms of the proposed settlement, the merger is in the public interest. On November 2, 1999, the Texas Commission approved the proposed merger with AEP.

      FERC
      On April 30, 1998, AEP and CSW jointly filed a request with the FERC for approval of their proposed merger. On May 25, 1999, AEP and CSW announced they had reached a settlement with the FERC trial staff resolving competition and rate issues that related to the proposed merger. On July 13, 1999, AEP and CSW reached an additional settlement with the FERC trial staff resolving energy exchange pricing issues. The settlements were submitted to the FERC for approval. Hearings at the FERC concluded on July 19, 1999. On November 23, 1999, the ALJ who presided over the FERC merger hearing issued a recommendation to the FERC that the merger be approved and found that the proposed merger is in the public interest.

      On March 15, 2000, the FERC conditionally approved the merger. Conditions placed on the merger include:

- Transfer operational control of AEP's east and west transmission systems to a fully-functioning, FERC-approved regional transmission organization by December 15, 2001, which is the same implementation date included in the FERC's general order for regional transmission organizations that applies to all transmission-owning utilities.

- Two interim transmission-related mitigation measures consisting of market monitoring and independent calculation and posting of available transmission capacity to monitor the operation of AEP's east transmission system.

- Divestiture of 550 MW of generating capacity comprised of 300 MW of capacity in SPP and 250 MW of capacity in ERCOT. The FERC will require AEP and CSW to divest their entire ownership interest in the generating facilities that are to be divested. Alternatively, AEP and CSW may choose to divest the same or greater amount of capacity from different generating plants in their entirety. However, such generating plants must be of similar cost, operation and location characteristics of generating plants AEP and CSW originally proposed.

- AEP and CSW must complete divestiture of the ERCOT capacity by March 15, 2001 and divestiture of the SPP capacity by July 1, 2002.

      The FERC found that certain energy sales in SPP and ERCOT would be reasonable and effective interim mitigation measures until completion of the required SPP and ERCOT divestitures. The FERC will require the proposed interim energy sales to be in effect when the merger is consummated.

      AEP and CSW must notify the FERC by March 30, 2000 whether they accept the condition that they transfer operational control of their transmission facilities to a fully-functioning, FERC-approved regional transmission organization by December 15, 2001 and the condition requiring the interim mitigation measures. If AEP and CSW accept the conditions, then AEP and CSW must make a compliance filing at least 60 days prior to consummation of the merger describing their plan to implement the interim mitigation measures. AEP and CSW intend to make this compliance filing on a date that would permit completion of the merger in the second quarter of 2000. AEP and CSW believe they can address the conditions.

      NRC
      On June 19, 1998, CPL filed a license transfer application with the NRC requesting the NRC's consent to the indirect transfer of control of CPL's interests in the NRC licenses issued for STP from CSW to AEP. CPL would continue to own its 25.2% interest in STP, and CPL's name would remain on the NRC operating license. On November 5, 1998, the NRC approved the license transfer application with a condition that the merger must be completed by December 31, 1999. The NRC has extended the condition relating to completion of the merger to June 30, 2000.

      Other Federal
      On October 13, 1998, AEP and CSW jointly filed an application with the SEC for approval of the proposed merger. The SEC merger filing requests approval of the merger and related transactions and outlines the expected combined company benefits of the merger to AEP and CSW customers and shareholders. Since then, AEP and CSW have filed four amendments to the application. Several parties have filed petitions opposing the proposed merger at the SEC which have not been withdrawn.

      On July 29, 1999, applications were made with the FCC to authorize the transfer of control of licenses of several CSW entities to AEP. In February 2000, the FCC approved the transfer which will be effective upon completion of the proposed merger.

      On July 26,  1999,  AEP and CSW  submitted  filings to the  Department  of
Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. On February 2, 2000, AEP and CSW announced that their proposed merger received antitrust clearance from the Department of Justice.

      United Kingdom
      CSW has a 100% interest in SEEBOARD, and AEP has a 50% interest in Yorkshire. The proposed merger of CSW into AEP would result in common ownership of these United Kingdom entities. On January 25, 2000, the United Kingdom's Department of Trade and Industry approved the common ownership of the United Kingdom entities that would result from the proposed merger, subject to certain conditions concerning the separate operation of their respective distribution and supply businesses.

      Other
      On April 20, 1999, AEP reached a settlement with the Indiana Utility Regulatory Commission staff addressing matters pertinent to Indiana regarding the proposed merger. The Indiana Utility Regulatory Commission approved the settlement on April 26, 1999. The settlement agreement resulted from an investigation of the proposed merger between AEP and CSW initiated by the Indiana Utility Regulatory Commission.

      On April 21, 1999, AEP and CSW announced that they had reached separate settlements with six wholesale customers that address issues related to the proposed merger.

      On April 28, 1999, AEP and CSW announced that they ratified a settlement agreement with local unions of the IBEW representing employees of AEP and CSW. The settlement agreement covered issues related to the pending merger between AEP and CSW. As part of the settlement, the IBEW local unions have withdrawn their opposition to the merger.

      On May 26, 1999, AEP and CSW announced that they had reached a settlement agreement with the Kentucky Attorney General and several AEP customers in Kentucky addressing matters pertinent to Kentucky regarding the pending merger between AEP and CSW. The Kentucky Public Service Commission has approved the settlement.

      On August 6, 1999, AEP announced that it had ratified a settlement agreement with local unions of the UWUA representing employees of AEP. The settlement agreement covered issues raised in the pending merger between AEP and CSW. As part of the settlement, the UWUA local unions will not oppose the merger.

      On October 21, 1999, the Public Utility Commission of Ohio issued a decision stating that it will notify the FERC that it is no longer opposed to AEP's proposed merger with CSW and that it will no longer seek conditions to the merger.

      AEP and CSW also have reached settlements with the Missouri Public Service Commission, the Michigan Public Service Commission and various wholesale customers and intervenors in the FERC merger proceeding.

      Completion of the Merger
      AEP and CSW have targeted consummation of the AEP Merger in the second quarter of 2000. The merger is conditioned, among other things, upon the approval of several state and federal regulatory agencies. All of such approvals, except from the SEC, have been obtained. The transaction must satisfy many conditions, including the condition that it must be accounted for as a pooling of interests. The parties may not waive some of these conditions. AEP and CSW continue the process of seeking regulatory approvals, but there can be no assurance as to when, on what terms or whether the required approvals will be received. After June 30, 2000, either CSW or AEP may terminate the merger agreement if all of the conditions to its obligation to close have not been satisfied. There can be no assurance that the AEP Merger will be consummated.

      Merger Costs
      As of December 31, 1999, CSW had deferred $43 million in costs related to the AEP Merger on its consolidated balance sheet, which will be charged to expense if AEP and CSW do not complete their proposed merger. If the merger is consummated, such costs would be recovered in rates pursuant to merger sharing provisions contained in the state settlement agreements.


16.   EXTRAORDINARY ITEMS

      Texas Electric Operating Companies Discontinuance of SFAS No. 71
      The discontuance of SFAS No. 71 in 1999 for SWEPCO's Arkansas and Texas generation business and WTU's Texas generation business created certain write-offs for those companies, which are categorized as extraordinary losses on their income statements. The extraordinary loss at SWEPCO was $3.0 million. The extraordinary loss at WTU was $5.5 million. The extraordinary loss in 1999 at CPL was $5.5 million as a result of the write-off of losses on the reacquisition of long-term debt associated with generation-related assets. See NOTE 2. LITIGATION AND REGULATORY PROCEEDINGS - Electric Utility Restructuring Legislation for additional discussion of discontinuing SFAS No. 71.

      United Kingdom Windfall Profits Tax
      In the general election held in the United Kingdom on May 1, 1997, the United Kingdom's Labour Party won control of the government with a considerable majority. Prior to the general election, the Labour Party had announced that if elected, it would impose a windfall profits tax on certain industries in the United Kingdom, including the privatized utilities, to fund a variety of social improvement programs. On July 2, 1997, the one-time windfall profits tax was introduced in the Labour Party's budget and the legislation enacting the tax subsequently was passed during the third quarter of 1997. Accordingly, during the third quarter of 1997, SEEBOARD U.S.A. accrued, as an extraordinary item, (pound)109.5 million (or $176 million when converted at (pound)1.00 = $1.61) for a one-time windfall profits tax enacted by the United Kingdom government.

      The windfall profits tax was payable in two equal installments, due December 1, 1997 and December 1, 1998. The tax was charged at a rate of 23% on the difference between nine times the average profits after tax for the four years following flotation in 1990, and SEEBOARD's market capitalization calculated as the number of shares issued at flotation multiplied by the flotation price per share.


17.   NEW ACCOUNTING STANDARDS

      SFAS No. 133 as amended by SFAS No. 137
      SFAS No. 133 as amended by SFAS No. 137 is effective for fiscal years beginning after June 15, 2000 or January 1, 2001, for calendar year entities. SFAS No. 133 replaces existing pronouncements and practices with a single integrated accounting framework for derivatives and hedging activities and eliminates previous inconsistencies in generally accepted accounting principles. SFAS No. 133 expands the accounting definition of derivatives, which had focused on freestanding contracts (futures, forwards, options and swaps) to include embedded derivatives and many commodity contracts. All derivatives will be reported on the balance sheet either as an asset or liability measured at fair value. Changes in a derivative's fair value will be recognized currently in earnings unless specific hedge accounting criteria are met. CSW has established a project team to implement SFAS No. 133. CSW has not yet quantified the effects of adopting SFAS No. 133 on its financial statements, although application of SFAS No. 133 could increase volatility in earnings and other comprehensive income. See MD&A - NEW ACCOUNTING STANDARDS.


18.   SOUTH AMERICAN INVESTMENTS

      Through November 1999, CSW International had purchased a 36% equity interest in Vale for $80 million. CSW International also extended $100 million of debt convertible to equity in Vale in 1998. In December of 1999, CSW International converted $69 million of the $100 million into equity, thereby raising the equity interest to 44%. CSW International anticipates converting the remaining debt into equity over the next two years.

      In January 1999, amid market instability, the Brazilian government abandoned its policy of pegging the Brazilian Real in a range against the dollar. This action resulted in a 49% devaluation of the Brazilian currency by the end of December 1999. Vale is unfavorably affected by the devaluation due primarily to the revaluation of foreign denominated debt.

      CSW International has a put option, which, if exercised, requires Vale to purchase CSW International shares at a minimum price equal to the U.S. dollar equivalent of the purchase price for Vale. As a result of the put option arrangement, management has concluded that CSW International's investment carrying amount will not be reduced below the put option value unless there is deemed to be a permanent impairment. Pursuant to the put option arrangement, CSW International will not recognize its proportionate share of any future earnings until its proportionate share of any losses of Vale is recognized. At December 31, 1999, CSW International had deferred losses, after tax, of approximately $21 million related to its Vale investment. CSW International views its investment in Vale as a long-term investment, which has significant long-term value and is recoverable. Management will continue to closely evaluate the changes in the Brazilian economy and its impact on CSW International's investment in Vale.

      As of December 31, 1999, CSW International had invested $110 million in stock of a Chilean electric company. The investment is classified as securities available for sale and accounted for by the cost method. Based on the current market value of the shares and the year end foreign exchange rate, the value of the investment at December 31, 1999 was $62 million. The reduction in the carrying value of this investment has been reflected in Other Comprehensive Income in CSW's Consolidated Statements of Stockholders' Equity. Management views its investment in Chile as a long-term investment strategy and believes this investment continues to have significant long-term value and that it is recoverable. Management will continue to closely evaluate the changes in the South American economy and its impact on CSW International's investment in the Chilean electric company.

19.   QUARTERLY INFORMATION (UNAUDITED)

      The following unaudited quarterly information includes, in the opinion of management all adjustments necessary for a fair presentation of such amounts. Information for quarterly periods is affected by seasonal variations in sales, rate changes, timing of fuel expense recovery and other factors.

      QUARTER ENDED                               1999        1998
      -----------------------------------------------------------------
                                               (millions, except EPS)
      March 31
      Operating Revenues                           $1,225      $1,257
      Operating Income                                147         163
      Net Income for Common Stock                      45          60
      Basic and Diluted EPS                         $0.21       $0.28

      June 30
      Operating Revenues                           $1,319      $1,344
      Operating Income                                206         214
      Net Income for Common Stock                     103         107
      Basic and Diluted EPS                         $0.49       $0.50

      September 30
      Operating Revenues                           $1,618      $1,581
      Operating Income                                335         344
      Income before Extraordinary Item                230         233
      Extraordinary Loss                               (8)         --
      Net Income for Common Stock                     222         233
      Basic and Diluted EPS before
        Extraordinary Item                          $1.08       $1.10
      Basic and Diluted EPS from
        Extraordinary Loss                         ($0.04)        $--
      Basic and Diluted EPS                         $1.04       $1.10

      December 31
      Operating Revenues                           $1,375      $1,300
      Operating Income                                178         145
      Income before Extraordinary Item                 91          40
      Extraordinary Loss                               (6)         --
      Net Income for Common Stock                      85          40
      Basic and Diluted EPS before
        Extraordinary Item                          $0.43       $0.19
      Basic and Diluted EPS from
        Extraordinary Loss                         ($0.03)        $--
      Basic and Diluted EPS                         $0.40       $0.19

      Total
      Operating Revenues                           $5,537      $5,482
      Operating Income                                866         866
      Income before Extraordinary Item                469         440
      Extraordinary Loss                              (14)         --
      Net Income for Common Stock                     455         440
      Basic and Diluted EPS before
        Extraordinary Item                          $2.21       $2.07
      Basic and Diluted EPS from
        Extraordinary Loss                         ($0.07)        $--
      Basic and Diluted EPS                         $2.14       $2.07

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Central and South West
Corporation:

      We have audited the accompanying consolidated balance sheets of Central and South West Corporation (a Delaware corporation) and subsidiary companies as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows, for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of CSW UK Holdings (1999) and CSW UK Finance Company (1998 and 1997) which statements reflect total assets and total revenues of 20 percent and 31 percent in 1999, 22 percent and 32 percent in 1998 and 22 percent and 35 percent in 1997, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

      In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Central and South West Corporation and subsidiary companies as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.






Arthur Andersen LLP

Dallas, Texas
February 25, 2000

AUDITOR'S REPORT TO THE MEMBERS OF CSW UK HOLDINGS

      We have audited the consolidated balance sheets of CSW UK Holdings and subsidiaries as of 31 December 1999 and the related consolidated statement of earnings and statements of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSW UK Holdings and subsidiaries at 31 December 1999 and the result of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United Kingdom.

      Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as of and for the year ended 31 December 1999 to the extent summarised in
Note 23 to the consolidated financial statements.






KPMG Audit Plc
Chartered Accountants                                                London
Registered Auditor                                          17 January 2000

AUDITOR'S REPORT TO THE MEMBERS OF CSW UK FINANCE COMPANY

      We have audited the consolidated balance sheets of CSW UK Finance Company and subsidiaries as of 31 December 1998 and 1997 and the related consolidated statement of earnings and statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSW UK Finance Company and subsidiaries at 31 December 1998 and 1997 and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United Kingdom.

      Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations and shareholders' equity as of and for the years ended 31 December 1998 and 1997 to the extent summarised in Note 23 to the consolidated financial statements.






KPMG Audit Plc
Chartered Accountants                                       London, England
Registered Auditor                                          18 January 1999

REPORT OF MANAGEMENT

      Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements of Central and South West Corporation and subsidiary companies as well as other information contained in this annual report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and, in some cases, reflect amounts based on the best estimates and judgments of management giving due consideration to materiality. Financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

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

      CSW and its subsidiaries believe that, in all material respects, its system of internal controls over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition functioned effectively as of December 31, 1999.






E. R. Brooks                  Glenn D. Rosilier             Lawrence B. Connors
Chairman and                  Executive Vice President and  Controller
Chief Executive Officer       Chief Financial Officer

GLOSSARY OF TERMS
The following abbreviations or acronyms used in this Financial Report are defined below:

Abbreviation or Acronym              Definition
AEP.....................American Electric Power Company, Inc.
AEP Merger .............Proposed Merger between AEP and CSW where CSW would become a wholly owned subsidiary of AEP
AFUDC ..................Allowance for funds used during construction
AIP.....................Annual Incentive Plan
ALJ ....................Administrative Law Judge
Alpek ..................Alpek S.A. de C.V.
Altamira................CSW International cogeneration project in Altamira,
                        Tamaulipas, Mexico
Anglo Iron..............Anglo Iron and Metal, Inc.
APBO....................Accumulated Postretirement Benefit Obligation
Arkansas Commission ....Arkansas Public Service Commission
Bankruptcy Code.........Title 11 Of The United States Bankruptcy Code, as
                        amended
BP Amoco................BP Amoco plc
Btu ....................British thermal unit
Burlington Northern ....Burlington Northern Railroad Company
C3 Communications ......C3 Communications, Inc., Austin, Texas (formerly CSW
                        Communications, Inc.)
CAAA ...................Clean Air Act/Clean Air Act Amendments
Cajun ..................Cajun Electric Power Cooperative, Inc.
Cash Balance Plan ......CSW's tax-qualified Cash Balance Retirement Plan
CEO ....................Chief Executive Officer
CERCLA .................Comprehensive Environmental Response, Compensation and
                        Liability Act of 1980
ChoiceCom ..............CSW/ICG ChoiceCom, L.P., a terminated joint venture between C3 Communications and ICG Communications, Inc.
CLECO ..................Central Louisiana Electric Company, Inc.
CPL ....................Central Power and Light Company, Corpus Christi, Texas
CPL 1997 Final Order ...Final orders received from the Texas Commission in CPL's rate case Docket No. 14965, including both the order received on September 10, 1997 and the revised order received on October 16, 1997
CSW ....................Central and South West Corporation, Dallas, Texas
CSW Credit .............CSW Credit, Inc., Dallas, Texas
CSW Energy .............CSW Energy, Inc., Dallas, Texas
CSW Energy Services ....CSW Energy Services, Inc., Dallas, Texas
CSW International ......CSW International, Inc., Dallas, Texas
CSW Investments ........CSW Investments, an unlimited company organized in the
                        United Kingdom through which CSW International owns SEEBOARD
CSW Leasing ............CSW Leasing, Inc., Dallas, Texas
CSW Services ...........Central and South West Services, Inc., Dallas, Texas and
                        Tulsa, Oklahoma
CSW System .............CSW and its subsidiaries
CSW UK Finance Company..An unlimited company organized in the United Kingdom through which CSW International owns CSW Investments
CSW UK Holdings.........An unlimited  company  organized in the United Kingdom through which CSW International owns CSW UK Finance Company
CSW U.S. Electric
 System.................CSW and the U.S. Electric Operating Companies
DeSoto..................Parish of DeSoto, State of Louisiana pollution control revenue bond issuing authority
DGEGS ..................Director General of Electricity and Gas Supply
DHMV ...................Dolet Hills Mining Venture
Diversified Electric ...CSW Energy and CSW International
DOE ....................United States Department of Energy
ECOM ...................Excess cost over market
EDC.....................Energy Delivery Company
EITF....................Emerging Issues Task Force
EITF 97-4...............Deregulation of the Pricing of Electricity - Issues
                        Related to the Application of SFAS Nos. 71 and 101
El Paso ................El Paso Electric Company
EMF ....................Electric and magnetic fields
EnerACT.................EnerACT(TM), Energy Aggregation and Control Technology
Energy Policy Act ......National Energy Policy Act of 1992
EnerShop ...............EnerShopsm Inc., Dallas, Texas
EPA ....................United States Environmental Protection Agency
EPS ....................Earnings per share of common stock
ERCOT ..................Electric Reliability Council of Texas
ERISA ..................Employee Retirement Income Security Act of 1974, as
                        amended
ESPS....................Electric Supply Pension Scheme
Exchange Act ...........Securities Exchange Act of 1934, as amended

The following abbreviations or acronyms used in this Financial Report are defined below:

Abbreviation or Acronym       Definition
FCC.....................Federal Communications Commission
FERC ...................Federal Energy Regulatory Commission
FMB ....................First mortgage bond
FUCO ...................Foreign utility company as defined by the Holding
                        Company Act
Guadalupe...............Guadalupe-Blanco River Authority pollution control revenue bond issuing authority
HL&P ...................Houston Lighting & Power Company
Holding Company Act ....Public Utility Holding Company Act of 1935, as amended
HVdc ...................High-voltage direct-current
IPP ....................Independent power producer
IBEW ...................International Brotherhood of Electrical Workers
ISO ....................Independent system operator
ITC ....................Investment tax credit
Joint Proxy Statement...The Notice of Annual Meeting and Joint Proxy Statement
                        of American Electric Power Company, Inc. and Central and South West Corporation
July 1999 SWEPCO Plan ..The  amended plan of  reorganization  for Cajun filed by the Members Committee and SWEPCO on July 28, 1999 with the U.S. Bankruptcy Court for the Middle District of Louisiana
KWH ....................Kilowatt-hour
LIBOR...................London Inter-Bank Overnight Rate
LIFO ...................Last-in first-out (inventory accounting method)
Louisiana Commission ...Louisiana Public Service Commission
LTIP ...................Amended and Restated 1992 Long-Term Incentive Plan
Matagorda ..............Matagorda County Navigation District Number One (Texas)
                        pollution control revenue bond issuing authority
MD&A ...................Management's Discussion and Analysis of Financial
                        Condition and Results of Operations
MDEQ ...................Mississippi Department of Environmental Quality
MGP ....................Manufactured gas plant or coal gasification plant
Mirror CWIP ............Mirror construction work in progress
Mississippi Power ......Mississippi Power Company
MMbtu ..................Million Btu
MW .....................Megawatt
MWH ....................Megawatt-hour
Named Executive
  Officers..............The CEO and the four most highly compensated Executive
                        Officers, as defined by regulation
National Grid ..........National Grid Group plc
NEIL ...................Nuclear Electric Insurance Limited
NLRB ...................National Labor Relations Board
NRC ....................Nuclear Regulatory Commission
OASIS ..................Open access same time information system
OEFA....................Oklahoma Environmental Finance Authority pollution control revenue bond issuing authority
OFGEM...................Office of Gas and Electricity Markets
Oklahoma Commission ....Corporation Commission of the State of Oklahoma
Oklaunion ..............Oklaunion Power Station Unit No. 1
OPEB ...................Other postretirement benefits (other than pension)
PCB ....................Polychlorinated biphenyl
PCRB....................Pollution control revenue bond
PGC.....................Power Generation Company
Phillips................Phillips Petroleum Company
PowerShare .............CSW's PowerShareSM Dividend Reinvestment and Stock
                        Purchase Plan
PRP ....................Potentially responsible party
PSO ....................Public Service Company of Oklahoma, Tulsa, Oklahoma
PSO 1997 Rate Settlement
 Agreement..............Joint stipulation agreement reached by PSO and other parties to settle PSO's rate inquiry
PURPA...................Public Utility Regulatory Policies Act of 1978
QF......................Qualifying Facility as defined in PURPA
RCRA....................Federal Resource Conservation and Recovery Act of 1976
Red River...............Red River Authority of Texas pollution control revenue bond issuing authority
Registrant(s) ..........CSW, CPL, PSO, SWEPCO and WTU
RESCTA .................Retail Electric Supplier Certified Territory Act
REP.....................Retail Electric Provider
Retirement Savings Plan.CSW's employee retirement savings plan
Rights Plan ............Stockholders Rights Agreement between CSW and CSW
                        Services, as Rights Agent
RTO.....................Region Transmission Organization
Sabine..................Sabine River Authority of Texas pollution control revenue bond issuing authority

The following abbreviations or acronyms used in this Financial Report are defined below:

Abbreviation or Acronym       Definition
SEC ....................United States Securities and Exchange Commission
SEEBOARD ...............SEEBOARD Group plc, Crawley, West Sussex, United Kingdom
SEEBOARD U.S.A..........CSW's  investment in SEEBOARD consolidated and converted to U.S. Generally Accepted Accounting Principles
SERP....................Special Executive Retirement Plan
SFAS....................Statement of Financial Accounting Standards
SFAS No. 34.............Capitalization of Interest Cost
SFAS No. 52 ............Foreign Currency Translation
SFAS No. 71 ............Accounting for the Effects of Certain Types of
                        Regulation
SFAS No. 87.............Employers' Accounting for Pensions
SFAS No. 88.............Employers' Accounting for Settlements and Curtailments
                        of Defined Pension Plans and for Termination Benefits
SFAS No. 101............Regulated Enterprises - Accounting for the
                        Discontinuation of Application of SFAS No. 71
SFAS No. 106 ...........Employers' Accounting for Postretirement Benefits Other
                        than Pensions
SFAS No. 115 ...........Accounting for Certain Investments in Debt and Equity
                        Securities
SFAS No. 121............Accounting for the Impairment of Long-Lived Assets and
                        for Long-Lived Assets to Be Disposed Of
SFAS No. 123 ...........Accounting for Stock-Based Compensation
SFAS No. 130 ...........Reporting Comprehensive Income
SFAS No. 131 ...........Disclosure about Segments of an Enterprise and Related
                        Information
SFAS No. 132 ...........Employers' Disclosures about Pensions and Other
                        Postretirement Benefits
SFAS No. 133 ...........Accounting for Derivative Instruments and Hedging
                        Activities
SFAS No. 137............Deferral of the Effective Date of Statement No. 133
SPP ....................Southwest Power Pool
Siloam Springs..........City of Siloam Springs, Arkansas pollution control revenue bond issuing authority
STP ....................South Texas Project nuclear electric generating station
STPNOC .................STP Nuclear Operating Company, a non-profit Texas corporation, jointly owned by CPL, HL&P, City of Austin, and City of San Antonio
SWEPCO .................Southwestern Electric Power Company, Shreveport,
                        Louisiana
Texas Commission .......Public Utility Commission of Texas
Texas Electric Operating
 Companies..............CPL, SWEPCO and WTU
Texas Legislation.......Texas Senate Bill 7 relating to deregulation of electric utility industry
Titus County............Titus County Fresh Water Supply District No. 1 pollution control revenue bond issuing authority
TNRCC...................Texas Natural Resource Conservation Commission
Transok.................Transok, Inc. and subsidiaries
Trust Preferred
 Securities.............Collective term for securities issued by business trusts of CPL, PSO and SWEPCO classified on the balance sheet as "Certain Subsidiary (or CPL/PSO/SWEPCO)-obligated, mandatorily redeemable preferred securities of subsidiary trusts holding solely Junior Subordinated Debentures of such Subsidiaries (or CPL/PSO/SWEPCO)"
U.K. Electric...........SEEBOARD U.S.A.
Union Pacific ..........Union Pacific Railroad Company
U.S. Electric Operating Companies or
     U.S. Electric .....CPL, PSO, SWEPCO and WTU
UWUA....................Utility Workers Union of America
Vale ...................Empresa De Electricidade Vale Paranapanema SA, a
                        Brazilian Electric Distribution Company
Valero..................Valero Refining Company-Texas, Valero Refining Company
                        and Valero Energy Company
WTU ....................West Texas Utilities Company, Abilene, Texas
Yorkshire ..............Yorkshire plc, a regional electricity company in the
                        United Kingdom
                                       94