Form 10-K, Exhibit 13
period 1999-12-31
CENTRAL & SOUTH WEST CORP; CENTRAL POWER & LIGHT CO /TX/; PUBLIC SERVICE CO OF OKLAHOMA; SOUTHWESTERN ELECTRIC POWER CO; WEST TEXAS UTILITIES CO
filed 2000-03-22
CIK 18540, 18734, 81027, 92487, 105860

[Front Cover]
[Close-up image of electric light bulb filament]

CENTRAL AND SOUTH WEST CORPORATION
SUMMARY ANNUAL REPORT 1999





staying
power

[Front inside Cover]



Central and South West Corporation
Incorporated in Delaware in 1925


Central and South West Corporation is an investor-owned electric utility holding company based in Dallas, Texas. CSW owns four electric utilities in the United
States: Central Power and Light Company, Public Service Company of Oklahoma, Southwestern Electric Power Company and West Texas Utilities Company. These companies serve 1.8 million customers in an area covering 152,000 square miles of Texas, Oklahoma, Louisiana and Arkansas. CSW also owns a regional energy company in the United Kingdom, SEEBOARD plc, which serves 2 million customers in South East England. CSW engages in international energy, telecommunications and energy services businesses through its nonutility subsidiaries, primarily CSW International, Inc., C3 Communications, Inc., and CSW Energy, Inc. On December 22, 1997, Central and South West Corporation and American Electric Power Company, Inc., announced a definitive merger agreement for a tax-free stock-for-stock transaction. On December 16, 1999, CSW and AEP mutually agreed to amend the merger agreement to extend its term until June 30, 2000.

Highlights

FINANCIAL DATA IN MILLIONS
For the years ended December 31,                 1999     1998
----------------------------------------------------------------
Operating Revenues                             $5,537   $5,482
U.S. Electric Fuel and Purchased Power          1,333    1,301
United Kingdom Cost of Sales                    1,133    1,204
Other Operating Expenses                        1,808    1,719
Taxes                                             397      392
----------------------------------------------------------------
Operating Income                                  866      866
Other Income                                       59       42
Interest and Other Charges                       (456)    (468)
Extraordinary Item                                (14)      -
----------------------------------------------------------------
Net Income for Common Stock                    $  455   $  440
================================================================

COMMON STOCK DATA AND DIVIDENDS
At December 31,                                  1999     1998
----------------------------------------------------------------
Basic and Diluted Earnings per Share             $2.14    $2.07
Dividends per Share                              $1.74    $1.74
Book Value per Share                            $17.32   $17.04
Average Common Shares Outstanding (millions)     212.6    212.4
Return on Average Common Equity                  12.8%    12.4%
Dividend Yield                                    8.7%     6.3%
Dividend Payout Ratio                              81%      84%
Year-End Market Price                             $20  $27 7/16
================================================================

QUARTERLY RESULTS
                                      Closing Market   Dividends
                                          Price
                                       High     Low      Paid
----------------------------------------------------------------
1999
First Quarter                        $28      $23 7/16   $0.435
Second Quarter                        26 3/16  23 5/16    0.435
Third Quarter                         23 1/2   20 7/8     0.435
Fourth Quarter                        22 1/2   19 9/16    0.435
----------------------------------------------------------------
                                                         $1.74
                                                       =========

1998
First Quarter                        $27 13/16 $26 1/4   $0.435
Second Quarter                        27 5/8    25 5/8    0.435
Third Quarter                         28 3/4    25 1/4    0.435
Fourth Quarter                        30 1/16   27 3/8    0.435
----------------------------------------------------------------
                                                         $1.74
                                                       =========
Copies of Central and South West Corporation's 1999 consolidated financial statements may be obtained by calling our Investor Services Department at 1-800-527-5797.

Letter to Our Shareholders





I am pleased to report that 1999 was a very successful year for Central and South West Corporation. It was marked by major developments in three strategic areas.

|X|Legislation to open the electric industry to greater competition was enacted by the states of Texas and Arkansas, which joined Oklahoma and 20 other states that have taken similar actions. As a result, we project that 70 percent of CSW's United States electric revenues will face competition by 2002.

|X|Our merger with American Electric Power Company reached many important milestones. It received approvals from all four states served by CSW, conditional approval from the Federal Energy Regulatory Commission and antitrust clearance from the Department of Justice. We now anticipate receiving all remaining regulatory approvals needed to close the merger in the second quarter of 2000.

|X|CSW's earnings per share increased 3.4 percent in 1999 to $2.14. CSW Energy was a major contributor to this improvement in earnings as a result of the sale of a 50 percent interest in one of its cogeneration projects. The after-tax effect of this transaction contributed 16 cents a share to consolidated net income.

These developments and others--such as successfully handling the many technological challenges for Year 2000--give us confidence in the staying power of your investment. I believe the combination of CSW and American Electric Power Company will increase the value of your investment.

DECADE OF CHANGE
A decade ago, we began streamlining Central and South West to make it more competitive. We flattened our organization, lowered our operating costs, updated our technological systems and focused our employees on meeting our customers' needs. We also worked to expand the corporation through major mergers and acquisitions and to improve its total return through asset portfolio management.

During this period, we have achieved many impressive results in our U.S Electric operations. Our prices in all customer categories compare favorably to our competitors', with our residential prices down about 7.5 percent; our fuel costs per Btu are improved; our recurring U.S. Electric capital spending and our operations and maintenance expense are well under control; and our electric expense per customer is about 20 percent below the regional average. All of these improvements have been achieved while we reduced our U.S. employment by 18 percent.

These critical measures show how CSW has prepared for the changes now under way. In particular, we anticipated a future of rapid change and structured the company to operate not only as a single integrated electric system, but also as a group of competitive lines of business. The confirmation of our vision came in 1999, when both the Texas Legislature and the Arkansas General Assembly passed laws to restructure the electric utility industry in their states by 2002.

HOW THE NEW ELECTRIC BUSINESS WILL OPERATE
The new laws require vertically  integrated  electric utilities to be unbundled.


Electricity is to be provided by three entities: unregulated generating companies to produce the electricity and to trade power and boiler fuels on the wholesale market, regulated transmission and distribution companies to deliver power from various generators to customers' homes and businesses, and competitive retail marketing companies to sell the electricity to consumers and act as their point of contact for service arrangements.

CSW functionally is organized into these activities already; therefore, the changes should not be dramatic for us. Nevertheless, a great deal of work is involved in preparing filings with the state and federal regulatory commissions, in deciding out how best to divide the business and in planning competitive strategies for each of these three lines of business. We also must explain the changes to our customers and help them adapt to new ways of doing business with us and other electric service providers.

It is likely, too, that we will have to continue cutting costs to achieve higher productivity in our organization. We also will have to continually improve our work methods and to act faster in handling opportunities and risks. These are the same challenges faced by virtually all companies in deregulated industries, including natural gas, telecommunications, railroads and airlines.

For electricity customers, many choices will result. First, consumers will be able to select their retail electric provider, whether based on price, type of energy source or the availability of other bundled consumer services, such as telecommunications, Internet service, cable TV, natural gas supply or home security. Second, costs will come down because of legislative mandate or competition. Third, innovative business models will evolve to benefit consumers, in the same way that Internet retailers now are changing the way we buy books, cars, clothes, stocks and just about everything else.

[Close-up photo of turbine blades on a generator with the cutline: generation]

[Bar charts: Return on Average Common Equity for 1995-99
Percent

1995     13.1%
1996     12.1%
1997      4.2%
1998     12.4%
1999     12.8%


 and Earning and
 Dividends per Share for 1995-99]

                       Reported
           Dividends   Earnings
1995         1.72        2.10
1996         1.74        2.07
1997         1.74        0.72
1998         1.74        2.07
1999         1.74        2.14


CSW also must make critical choices. We must choose where to compete in the future, what energy services and products to sell and whether to form marketing affiliations with other companies. These are major decisions that go to the heart of the company's long-term strategy.

MERGER EXPECTED TO PROVIDE SIZABLE BENEFITS
For a company like CSW, which has been in this business for a long time, opportunities abound. Our company has low-cost power supplies, a large number of customers and strong relationships in hundreds of communities. Whether competing on cost, reliability of energy supply or the capability to satisfy future market demands, CSW can meet the challenge and succeed.

Why, then, did CSW's board of directors seek to merge with AEP? The answer is staying power. The primary reason is to achieve the size necessary to successfully compete on price, service and innovation. During the past 10 years, CSW has pursued numerous opportunities to increase its size and strength. This combination of CSW with AEP will create the largest generating company in North America. The merged company will have more customers than any other U.S. electric utility. It also will combine our vast transmission and distribution operations--stretching from Canada to Mexico--to serve 11 states, including Texas, the country's largest energy market. Just as important, the new AEP will have some of the most experienced managers in the electric industry.

A merger with AEP will yield the efficiency and earnings necessary to compete in the future. The new company will have a formidable regional, national and international presence, an expanded growth potential and new strategic strengths, such as greater fuel diversity and more power-trading capacity. The

[Pie chart: 1999 Revenues, with percentages for U.S. Electric, U.K.
 Electric and Other]

U.S. Electric     64%
U.K. Electric     31%
Other              5%

greater size also will add to the financial strength of the merged company; its stronger balance sheet will offer the capability to undertake larger investments, to attract global partners and to invest in ventures that offer higher potential returns. Greater size, in short, will contribute to higher long-term returns.

At the start of the merger, the two companies initially estimated $2 billion in merger savings through the elimination of duplicative costs. During the past two years, CSW and AEP employees have devoted thousands of hours to finding the best ways to operate the combined company in the most efficient manner. As a result of these efforts, we now project that AEP will be able to achieve significant additional savings. In CSW's four states, merger settlement agreements and rate plans provide major price reductions for our retail electric customers. With the closing of the merger, I believe these merger benefits should be more fully recognized and valued by the financial markets.

We have made great strides toward satisfying the conditions to complete the merger. AEP and CSW have received many of the required regulatory approvals needed and are expecting a ruling soon from the Securities and Exchange Commission.

To provide sufficient time to satisfy all the closing conditions, the boards of CSW and AEP have extended the term of the merger agreement until June 30, 2000. After that date, either party may terminate the merger agreement if the merger has not closed. The agreement continues to provide that CSW shareholders will receive 0.6 a share of AEP common stock for each CSW common share at closing. We also expect that CSW will continue paying its current quarterly dividend rate of
43.5 cents a share until the merger closes, based upon the corporation's financial results and the decisions of CSW's board of directors.

[Close-up photo of electrical socket plate with the cutline: transmission & distribution]

RESULTS IN 1999
CSW's net income for common stock was $455 million in 1999, compared to $440 million in 1998. Earnings per share increased 7 cents to $2.14.


The increase was primarily due to a one-time gain from the sale of half of CSW's equity ownership interest in Sweeny Cogeneration Limited Partnership. CSW's after-tax earnings from the proceeds of the sale were $33 million, or 16 cents a share.

Earnings for 1999 adjusted for nonrecurring factors decreased to $1.98 a share from $2.15 a share in 1998. Earnings from our U.S. Electric operations were lower, mainly due to higher operations and maintenance expenses, which decreased earnings 19 cents a share. Adding to O&M expenses was a settlement with a transmission service provider, higher tree-trimming costs, an adjustment to FERC transmission rates and additional power plant costs. Earnings from our U.K. Electric operations improved 2 cents a share above those for 1998. The increase was primarily due to lower energy purchase costs. Earnings from Diversified Electric operations were 4 cents above those of 1998, primarily due to contributions from several CSW Energy plants.

ELECTRIC OPERATIONS DURING 1999
Our total U.S. electric sales for 1999 were 66.8 billion kilowatt-hours, a decline of less than 1 percent below 1998 sales. Summer weather in the Southwest during 1999 returned to normal compared with the summer of 1998, which was one of the hottest on record. Our total domestic retail electric sales declined by
1.5 percent, from 58.7 billion kilowatt-hours to 57.8 billion kilowatt-hours. Sales for resale increased by 8.4 percent to 9.0 billion kilowatt-hours.

Our electric operations encountered no problems related to the Year 2000 computer programming issue. CSW began an extensive program in early 1996 to test all major systems and to correct any date-related problems. We conducted extensive internal tests, checked services from our suppliers and participated in a number of national industry-readiness drills. This extensive effort to assure reliable operations cost approximately $33 million during the past four years, including $21 million in 1999.

In the fourth quarter of 1999, the gas and electricity regulator in the United Kingdom cut the allowed prices of U.K. electricity distributors, including CSW's SEEBOARD plc unit. Although the new prices did not affect 1999 earnings, they are expected to lower our U.K. Electric earnings by $40 million in 2000 and by $60 million in 2001. As part of our merger with AEP, we have sought government approval for the common ownership of SEEBOARD and Yorkshire Electricity Group, in which AEP owns a 50 percent interest. The U.K. Department of Trade and Industry has approved this change, subject to certain conditions that restrict joint operation of the U.K. interests.

CHANGING FROM REGULATION TO COMPETITION
In evolving from a regulated to a competitive industry in the U.S., many larger utilities face the issue of recovering "stranded costs." These are investments that were made prudently to serve customers but no longer will be economically competitive in a restructured marketplace. The Texas Legislature included in the state's restructuring law provisions for utilities to recover reasonable amounts for their stranded investments.

Securitization is a financial mechanism for charging customers for these costs. Essentially, new bonds are sold to refinance a portion of the debt and equity of facilities built under a regulated market structure. Securitization allows the costs that customers are currently paying for these assets to be paid off sooner, resulting in lower customer prices in the future than otherwise would be possible.

In October, CSW's Central Power and Light Company subsidiary filed with the Public Utility Commission of Texas for permission to securitize $1.27 billion of stranded investment related to regulatory assets. In February 2000, the Texas PUC approved a settlement allowing CPL to securitize $764 million of regulatory assets and to recover much of the remaining cost in the future. CPL expects to issue bonds before the end of 2000, depending on the timing of receiving a final nonappealable financing order from the commission and on market conditions. A second phase of the securitization process will occur in 2001. CPL's stranded costs are subject to a final review by the Texas PUC in 2004. The other CSW operating companies do not have any stranded investments.

[Close-up photo of electric range Calrod heating coil with cutline:
 retail marketing]

[Head-and-shoulders photo with cutline: E.R. Brooks, Chairman and Chief
 Executive Officer]

In January 2000, CSW filed with the Texas PUC a plan to unbundle the company's electric utility services into three entities, as required under the state's new electric utility restructuring law. CSW's plan proposes a separation to ensure a smooth transition for our customers while providing a cost-effective way to divide the energy delivery, power generation and retail business functions. Based on the experience of utilities in other states, we estimate that the total cost to restructure the entire CSW system to implement retail competition will range from $100 million to $200 million.

STAYING POWER FOR THE FUTURE
For 75 years, Central and South West has demonstrated enormous staying power. Its operating companies were among the fastest-growing businesses during the early part of this century as they electrified the expanding economy of the Southwest. Later, CSW was one of the few holding companies with the managerial strength to weather the terrible financial collapse of the Great Depression and to remain intact after Congress passed the Public Utility Holding Company Act of 1935--which was a virtual death sentence for most utility holding companies of that era.

During the years of war and peace that followed, our employees worked tirelessly. They contributed in many ways to the growth and welfare of the 735 communities we now serve while they earned attractive returns for the investors who placed their confidence in CSW. As the Southwest grew during the second half of the 20th century, CSW's electric companies were there to generate the power needed for a new industrial economy and the energy to make life in the Southwest more comfortable. The company's continuing record of financial, operational and civic achievements has made it an industry leader in developing new opportunities in the U.S. and other countries.

Now, we look forward to the future and to  continuing  the staying  power of our business. To succeed in the electricity business of the future, we believe a company must possess the size and strength to compete and to innovate. As an integral part of the new American Electric Power Company, the CSW system will contribute to that necessary size and strength by helping AEP to grow in new markets such as power trading, wholesale generation and international investments.

To help lead the new AEP after the merger closes, Thomas V. Shockley, III, president and chief operating officer of CSW, will be joining AEP as vice chairman and as a member of its board of directors. In addition, four outside CSW directors--Dr. Donald M. Carlton, William R. Howell, James L. Powell and Dr. Richard L. Sandor--will be nominated for election to the AEP board.

I will be retiring as a company officer with the completion of the merger but will remain active as a new director of AEP. I look forward to continuing my role as a steward of your investment and to safeguarding the trust placed in the new company by its customers. The coming years will bring dramatic changes to this industry, and I am confident that our company's shareholders and customers alike will benefit from them.


E. R. Brooks
Chairman and Chief Executive Officer

March 15, 2000

Board of Directors and Corporate Officers


BOARD OF DIRECTORS

Molly Shi Boren
Attorney
Norman, Oklahoma

E. R. Brooks
Chairman and Chief Executive Officer
Central and South West Corporation
Dallas, Texas

Donald M. Carlton, Ph.D.
Retired President and
Chief Executive Officer
Radian International LLC
Austin, Texas

T. J. Ellis, CBE
Chairman and Chief Executive
SEEBOARD plc
Crawley, West Sussex, United Kingdom

Joe H. Foy
Retired Partner
Bracewell and Patterson
Kerrville, Texas

William R. Howell
Chairman Emeritus
J. C. Penney Company, Inc.
Dallas, Texas

Robert W. Lawless, Ph.D.
President
The University of Tulsa
Tulsa, Oklahoma

James L. Powell
Ranching and Investments
Fort McKavett, Texas

Richard L. Sandor, Ph.D.
Chairman and Chief Executive Officer
Environmental Financial Products Limited
Chicago, Illinois

Thomas V. Shockley, III
President and Chief Operating Officer
Central and South West Corporation
Dallas, Texas

OFFICERS

E. R. Brooks
Chairman and Chief Executive Officer

Thomas V. Shockley, III
President and Chief Operating Officer

Ferd. C. Meyer, Jr.
Executive Vice President and General Counsel

Glenn D. Rosilier
Executive Vice President and Chief Financial Officer

Glenn Files
Senior Vice President, Electric Operations

Thomas M. Hagan
Senior Vice President, External Affairs

Venita McCellon-Allen
Senior Vice President, Customer Relations and Corporate Development, and Assistant Corporate Secretary

Stephen J. McDonnell
Vice President, AEP Merger

Kenneth C. Raney, Jr.
Vice President, Associate General Counsel and Corporate Secretary

Michael D. Smith
Vice President, Business Opportunities

Lawrence B. Connors
Controller

Wendy G. Hargus
Treasurer


COMMITTEES OF THE BOARD OF DIRECTORS
1. The Audit Committee recommends to the board of directors the independent public accountants to be appointed, subject to shareholder approval. The Audit Committee reviews with the independent public accountants and the corporation's internal auditors the scope of external and internal audits and the adequacy of, and the compliance with, the corporation's system of internal accounting controls.

2. The Executive Compensation Committee reviews benefit programs and management-succession programs and determines the compensation of executive officers.

3. The Nominating Committee reviews and recommends candidates for election to the board of directors.

4. The Policy Committee reviews and makes recommendations to the board of directors concerning major policy issues; considers on a continuing basis the composition, structure and functions of the board of directors and its committees; and reviews existing corporate policies and recommends changes when appropriate. The Policy Committee has authority to act in place of the board of directors when the board is not in session, to the extent permitted by law.

The membership of these committees is as follows: Molly Shi Boren (1) (2); E. R. Brooks, chairman of the Policy Committee (4); Donald M. Carlton (1) (3); Joe H. Foy, chairman of the Executive Compensation Committee (2) (4); William R. Howell
(2) (3); Robert W. Lawless, chairman of the Audit Committee (1) (4); James L. Powell, chairman of the Nominating Committee (3) (4); and Richard L. Sandor (1)
(2).

Shareholder Information

COMMON STOCK LISTING
Central and South West Corporation's common stock is traded under the ticker symbol CSR and is listed on the New York and the Chicago stock exchanges. You can find stock quotations from the New York Stock Exchange in most daily newspapers.

COMMON STOCK DIVIDENDS
Dividends of 43.5 cents a share were paid in each quarter of 1999. All dividends paid by the corporation represent taxable income to shareholders for federal income tax purposes. In January 2000, the corporation's board of directors maintained the quarterly dividend rate of 43.5 cents a share. CSW anticipates continuing its current dividend policy until the close of its merger with American Electric Power Company and paying a second-quarter dividend in 2000 to shareholders of record on or about May 5, 2000, unless the merger closes before that date. Future cash dividends will be determined by the board of directors and based upon the corporation's earnings, financial condition and other factors.

LOST DIVIDEND CHECK OR STOCK CERTIFICATE
If you do not receive your dividend check or stock certificate, or if either is lost, destroyed or stolen, please contact our Investor Services Department immediately.

STOCK TRANSFER
Central and South West Services, Inc., is the transfer agent and registrar for Central and South West Corporation's common stock and for the preferred stocks of the corporation's subsidiaries. To transfer your stock to another name, write the new name, address and tax identification number on the back of the certificate and sign your name exactly as it appears on the front. Then have your signature Medallion-guaranteed by a commercial bank or stockbroker. Signatures cannot be Medallion-guaranteed by a notary public. Your stock certificates should be sent to our Investor Services Department by registered or certified mail. If you have questions about transferring your shares, please contact our Investor Services Department.

TAXPAYER ID NUMBER
Federal law requires each shareholder to provide a taxpayer identification number for all shareholder accounts. For individual shareholders, your ID number is your Social Security number. You must provide your ID number when opening a new account in our stock, even if you already own stock in existing accounts in your name. If you do not provide the ID number, the corporation is required to withhold 31 percent from your dividends payable to the Internal Revenue Service. If your stock is registered in a joint account, it is important to tell us the taxpayer ID number of the primary owner you designate. If you are custodian for a minor or act as a trustee on an account, please provide the beneficial owner's tax identification number. This will ensure that your dividends are reported under the correct name, address and taxpayer ID number. If you have not yet given us your taxpayer ID number, please contact our Investor Services Department to request a W-9 form. Complete, sign and return the form as soon as possible.

DIRECT DEPOSIT OF DIVIDENDS
We are pleased to offer direct deposit of dividend payments to your checking, savings or credit union account at any financial institution that accepts direct electronic deposits. Direct deposit eliminates the possibility of your check being lost or stolen, and the funds are credited to your account on the dividend payment date. If you would like an enrollment card, please contact our Investor Services Department.

PROXY AND DIVIDEND MAILINGS
Duplicate mailings of proxies and dividend checks cannot be eliminated unless the registration is the same name for all of your accounts. If your account registrations are identical, notify our Investor Services Department that you want to combine your accounts. If your account registrations are different and you want to combine your accounts, all certificates must be issued in the one registration you prefer. To have your certificates reissued, please follow the instructions under Stock Transfer.

ADDITIONAL INFORMATION
We will be pleased to send you additional copies of this Summary Annual Report. Also available are the 1999 Financial Report that accompanies this Summary Annual Report, CSW's 1999 Annual Report on Form 10-K, a preliminary quarterly financial report, a Five-Year Financial and Statistical Review of the Central and South West System and our latest Environmental Report of the Central and South West System.

Central and South West Corporation is subject to the informational and reporting requirements of the Securities Exchange Act of 1934 and files reports and other information statements with the Securities and Exchange Commission. These reports may be inspected at the SEC's offices and on its Internet site as well as at the New York and Chicago stock exchanges. We will provide copies of these reports without charge to any Central and South West shareholder. If you would like to receive a report, please contact our Investor Services Department.

INSTRUCTIONS FOR EXCHANGING CSW SHARES FOR AEP SHARES
Central and South West Corporation expects that all approvals for closing its merger with American Electric Power Company, Inc., will be obtained in the second quarter of 2000. Near the close of the merger, we will mail instructions and forms for exchanging your CSW shares for AEP shares.

INVESTOR SERVICES
Our Investor Services staff is available Monday through Friday from 9 a.m. to 4 p.m. central time to answer your questions. Our address and telephone numbers are:

Central and South West Corporation
Investor Services Department
P. O. Box 660164
Dallas, Texas 75266-0164
1-800-527-5797
E-mail: invest@csw.com

INVESTOR RELATIONS
Security analysts should contact:
Becky Hall
Director of Investor Relations
Central and South West Corporation
214-777-1277

If you would like to be added to our mailing list to receive our news releases and other information, please contact our Investor Services Department.







Certain matters discussed in this summary annual report are forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as CSW "believes," "anticipates" or "expects," or words of similar import. Similarly, statements that describe CSW's future plans, objectives and goals also are forward-looking statements. Such statements address future events and conditions concerning capital expenditures, earnings, litigation, rate and other regulatory matters, liquidity and capital resources, and accounting matters. Actual results in each case may differ materially from those currently anticipated in such statements, by reason of factors such as effects of state and federal regulatory approvals or proceedings and other conditions precedent to the proposed merger with AEP, which may or may not be satisfied; electric utility industry restructuring, including ongoing state and federal legislative and regulatory activities; future economic conditions; developments in the domestic and international markets in which CSW and its subsidiaries operate; and other circumstances affecting anticipated business activities, revenues and costs.


(C)2000 by Central and South West Corporation. All rights reserved.
American Electric Power(R)is a registered trademark of American Electric Power Company, Inc.

Design: Walsh Associates Photography: Jim Reisch; Stuart Simons/Photonica Printed on recycled paper

[inside back cover]

The CSW System

[Map of the states of Texas, Oklahoma, Louisiana and Arkansas with colored overlays of the four CSW U.S. Electric operating companies' service areas, the corporate and operating companies' headquarters cities, major cities in the service areas, CSW system power plants and major transmission lines; an outline map of the United Kingdom with an overlay showing the trade territory of SEEBOARD plc and its headquarters city]

[Back cover]
CENTRAL AND SOUTH WEST CORPORATION
1616 Woodall Rodgers Freeway
P.O. Box 660164
Dallas, Texas  75266-0164
www.csw.com




[Picture of cover of Central and South West System 1999 Environmental Report]





To receive the latest Environmental Report of the Central and South West System, please call our Investor Services Department at 1-800-527-5797 or send an e-mail to invest@csw.com.





                                                               Printed in U.S.A.
                                                                     CSWAR99 160